

2024 ANNUAL REPORT



OUR VISION

To be the Local Bank Our Community Trusts.

LOCAL

We have proudly served Central New York for over 165 years.
Like our customers, we live, work, and play here. That fact not only
allows us to know our customers better, but gives our customers
access to decision-makers right here in Central New York.

COMMUNITY

Our success is intertwined with the success of the communities
we serve. For that reason, and because it is the right thing to do,
we invest our resources, time, and talents in those communities.

TRUST

Because we want to serve our local communities for another
165 years, we must earn the trust of our customers every day.
We do that by being ethical, capable, honest, reliable, and responsive.
We do not sell products and services to our customers. We listen
and inquire to understand our customers' needs. Then, with the help
of a team of trusted advisors, we develop a program of services
and products to uniquely satisfy those needs.

2024:

A Year of Growth and Momentum.

In 2024, we celebrated 165 years of service with purpose and progress. We expanded our footprint with the opening of our 12th full-service location in East Syracuse and welcomed new teammates and customers as a result. With refreshed leadership, enhanced processes, and a strong spirit of collaboration company-wide, this year's achievements reflect the power of working together with intention. As we grow, so does our promise: to remain a steady, community-focused institution our customers can count on.



165 YEARS STRONG

203 EMPLOYEES

EXPANDED CUSTOMER RELATIONSHIPS BY 25%

1.5 BILLION[1] IN ASSETS

12 FULL-SERVICE LOCATIONS

1 LOAN OFFICE

[1]Accurate as of March 31, 2025.



See what's possible when your bank believes in you.

"After being turned down by three national banks, a client in Brewerton recommended Pathfinder, though I didn't have much hope—how could a smaller, local bank succeed where the big ones hadn't? But then I spoke with Bill Bower, who took the exact same paperwork I'd already submitted elsewhere and, within days, called me personally to say, "I want to make this happen for you." I was stunned. No hoops, no hassle—just a genuine desire to help. Bill guided me through everything and explained how Pathfinder makes local decisions with people who truly care about the community. That made all the difference, and thanks to that "yes," we went on to have our best year yet."

JOSH AMIDON
Gino's Cheese Steak & Onion
Fayetteville, New York





BUILT TO GROW, COMMITTED TO SERVE.

A message to our Shareholders:

As we reflect on 2024, I am pleased to report that Pathfinder Bank continues to demonstrate strong growth and resilience, achieving significant progress throughout the year. Our commitment to driving sustainable, long-term value for our shareholders remains unwavering as we navigate an exciting period of regional economic expansion, new leadership, an expanded footprint, and a unified focus, driven by the collective energy and determination of our team to achieve continued growth.

Central New York's transformation into a rapidly growing tech hub, fueled by Micron Technology's historic $100 billion investment and ON Semiconductor's $120 million commitment, presents a unique and significant opportunity for Pathfinder Bank[1]. The establishment of Micron's mega chip plants and related investments are expected to generate new jobs, drive demand across key sectors, and enhance the overall vitality of our local economy.

Pathfinder Bank is strategically positioned to capitalize on these developments and strengthen our role as a trusted financial partner in the region. Through targeted investments, disciplined risk management, and a coordinated effort to deepen relationships with our customers and communities, we are well-prepared to support this unprecedented growth and deliver consistent value to our shareholders.

Seizing Opportunities Through Strategic Investments.

In response to an evolving economic landscape, we have made targeted investments to support the growing needs of our community and strengthen our position in key markets. Recognizing the opportunities presented by increased regional technology and infrastructure investment, we have expanded our commercial lending team to better serve small- and mid-sized businesses, particularly those poised to benefit from the influx of technology and infrastructure investment.

Our focus remains on delivering tailored financial solutions to key commercial sectors including construction, manufacturing, warehousing, and residential development, many of which are already experiencing growth as a direct result of the "Micron effect." At the same time, we continue to prioritize the enhancement of our core deposit portfolio and the expansion of small business lending relationships.

Our successful acquisition of the East Syracuse branch in July 2024 further reinforces our strategic growth plan. This addition, which marked our 12th full-service location, broadens our regional reach, creating new opportunities to grow deposits, expand lending, strengthen customer relationships, support local businesses, and drive sustainable, long-term growth.

[1] November **Micron groundbreaking** reported during County Executive McMahon's March 2025 State of the County address, https://www.youtube.com/watch?v=bM7smunmtuc. "It was just a few weeks ago that we proudly announced that Onsemi will be investing $120 million into the former NextGen facility in DeWitt," according to County Executive McMahon's March 2025 State of the County address, https://www.youtube.com/watch?v=bM7smunmtuc.



JAMES A. DOWD
President and CEO

"The investments we've made in our people, our processes, and our infrastructure help position us to successfully navigate the challenges and opportunities that lie ahead."

Navigating Forward with Experienced Leadership.

A critical component of our ongoing improvements has been the strategic enhancement of our executive team. Since mid-2024, our leadership team has experienced a thoughtfully planned transition, marked by retirements that paved the way for dynamic new leadership.

In May, we welcomed Justin Bigham as Chief Financial Officer. With over 25 years of experience across key roles in the financial services sector, Justin brings comprehensive financial expertise and a robust understanding of the banking industry. His background spans accounting, retail banking, branch systems, small business banking, wealth management, and marketing - an impressive breadth of knowledge that strengthens our leadership team.

Additionally, throughout 2024, we promoted three respected leaders from within: Ron G. Tascarella to Chief Lending Officer, Joe McManus to Chief Information Officer, and Joe Serbun to Chief Credit Officer. Joe Serbun joined us in 2023 as Special Assets Manager following his retirement from Community Bank, where he served as President of Retail Banking. Bringing with him 40 years of banking experience and deep expertise in our local markets, Joe has held successful tenures at several prominent institutions, including some of the largest in Upstate New York. His extensive knowledge of the region's financial landscape and leadership acumen further enhances our executive team's capacity to drive growth and serve our communities.

United by a commitment to operational excellence and value creation, our executive team is focused on enhancing financial performance and driving sustainable, long-term shareholder value. Their combined experience and comprehensive understanding of the banking industry, our organization, and the local markets we serve will be an invaluable resource to both our management team and staff.

Enhancing Processes and Strategies for Sustainable Growth.

In 2024, we took meaningful steps to enhance our processes and strategies, laying the groundwork for continued growth. Our strategic initiatives are designed to improve efficiency, drive profitability, and strengthen relationships with our customers and communities. Key areas of focus include:

- **Core deposits,** seeking to fund Central New York lending activities by expanding relationships with a diverse array of retail, commercial, and municipal customers.

- **Retail and commercial lending** to local customers, with emphasis on high-quality small- and mid-sized business borrowers.

- **Asset quality,** with an ongoing commitment to improving our credit risk management approach.

- **Profitability,** seeking to reduce annual credit costs, heighten loan- and deposit-pricing discipline, actively managing judicious operating expense growth, and concentrating on more-productive fee-generating business.

Driving Deposit Growth While Maintaining Credit Discipline.

We continue to strengthen our valuable core deposit franchise, with a commitment to fostering relationships with local retail, commercial, and municipal depositors. Prioritizing these relationships remains essential to our strategy as we seek to enhance our deposit base through service excellence, personalized support, and meaningful community engagement.

A significant contributor to core deposits is our newly established, full-service East Syracuse branch. Acquired with approximately $186 million in deposits in July 2024, this acquisition expanded our customer relationships by approximately 25%. Our team's focus on building strong, lasting relationships with depositors has already shown positive results, achieving a remarkably high retention rate in excess of 97% of acquired deposit balances through year end surpassing our initial projections.

Our new leadership team is reshaping our credit risk management to better ensure long-term quality and resilience. In connection with these efforts, the team conducted a comprehensive portfolio review during the third quarter which resulted in the recording of a $9.0 million provision relating to legacy issues identified in our loan and purchased loan portfolios. Although we understand the journey toward improved asset quality metrics may not be linear, we believe the actions taken will strengthen our foundation moving forward and better position us to manage risk and improve credit quality over time. Our team remains focused on maintaining rigorous oversight of credit quality and continuously refining our credit policies and underwriting.

Looking Ahead with Confidence.

As we look ahead to 2025 and beyond, we remain confident in Pathfinder Bank's ability to continue growing and thriving within our dynamic regional economy. The investments we have made in our people, our processes, and our infrastructure help position us to successfully navigate the challenges and opportunities that lie ahead. The economic momentum generated by the transformative projects in Central New York will undoubtedly provide a solid foundation for continued expansion and community development.

We are excited about the future and remain committed to our mission of creating sustainable, long-term value for our shareholders. Our strategic focus will continue to prioritize sound financial management, operational efficiency, and a relentless commitment to serving the needs of our customers. We believe the leadership of our new executive team, along with the ongoing strength of our core deposit franchise and lending capabilities, will help drive Pathfinder's success in the years to come.

We would like to express our sincere appreciation for the continued trust and support of our shareholders. Your commitment to Pathfinder Bank enables us to build upon our strong foundation and pursue new opportunities that will benefit both our shareholders and the communities we serve. Together, we look forward to navigating the next phase of growth with optimism and confidence.

Thank you for your ongoing partnership.

Sincerely,

A FOUNDATION FOR SUCCESS:

Strengthening Core Banking Fundamentals While Maintaining a Resilient Net Interest Margin.

BALANCE SHEET
$millions, at year end



Since 2020, Pathfinder Bank demonstrated steady expansion across key financial metrics. Loans grew at a compound annual growth rate (CAGR) since 2020 of 2.6%, including a 2.3% increase from 2023 to 2024. Deposits saw strong momentum with a 4.9% CAGR and a 7.5% year-over-year increase. Shareholders' equity also expanded with a 5.6% CAGR and a 1% year-over-year increase.

BOOK VALUE
Per Share, at year end



Book Value per Common Share reflected steady value creation for shareholders with a 3.1% CAGR since 2020, including a 1.2% increase from 2023 to 2024. Tangible Book Value per Common Share grew at a 2.2% CAGR, and the 4.2% decline from 2023 to 2024 reflects goodwill acquired as part of our strategic East Syracuse branch acquisition last year.

WELL-MANAGED NIM
Through Varying Rate Environments



Pathfinder Bank's net interest margin (NIM) has remained resilient through significant fluctuations in the interest rate environment, thanks to effective balance sheet management and disciplined asset and liability strategies throughout a period of economic uncertainty.



2024 FINANCIAL REVIEW

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File No. 001-36695

PATHFINDER BANCORP, INC.
(Exact name of registrant as specified in its charter)

Maryland	**38-3941859**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

214 West First Street
Oswego, NY 13126
(315) 343-0057
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	PBHC	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See definition of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Smaller reporting company	☒
Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☒		

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, computed by reference to the last sale price on June 30, 2024, as reported by the NASDAQ Capital Market ($13.19), was approximately $67.5 million.

As of March 24, 2025, there were 4,763,707 shares outstanding of the Registrant's voting common stock and 1,380,283 shares of the Registrant's Series A nonvoting common stock.

DOCUMENTS INCORPORATED BY REFERENCE: Proxy Statement for the 2025 Annual Meeting of Shareholders of the Registrant (Part III).

TABLE OF CONTENTS

FORM 10-K ANNUAL REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2024
PATHFINDER BANCORP, INC.

PART I

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of Sections 27A of the Securities Act of 1933, as amended, and 21E of the Securities Exchange Act of 1934, as amended, that involve inherent risks and uncertainties. These forward-looking statements concern the financial condition, results of operations, plans, objectives, future performance and business of Pathfinder Bancorp, Inc. and its subsidiary, including statements preceded by, followed by or that include words or phrases such as "believes," "expects," "anticipates," "plans," "trend," "objective," "continue," "remain," "pattern" or similar expressions or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) general economic conditions may be less favorable than expected, including from the impact of inflation and tariffs; (2) competitive pressures among depository institutions may increase significantly; (3) changes in the interest rate environment may reduce interest margins; (4) loan origination and sale volumes, charge-offs and credit loss provisions may vary substantially from period to period; (5) the impact of a pandemic or other health crises and the government's response to such pandemic or crises on our operations as well as those of our customers and on the economy generally and in our market area specifically; (6) political developments, wars or other hostilities may disrupt or increase volatility in securities markets or other economic conditions; (7) legislative or regulatory changes or actions may adversely affect the businesses in which Pathfinder Bancorp, Inc. is engaged; (8) changes and trends in the securities markets may adversely impact Pathfinder Bancorp, Inc.; (9) a delayed or incomplete resolution of regulatory issues could adversely impact our planning; (10) difficulties in integrating any businesses that we may acquire, which may increase our expenses and delay the achievement of any benefits that we may expect from such acquisitions; (11) the impact of reputation risk created by the developments discussed above on such matters as business generation and retention, funding and liquidity could be significant; (12) our ability to prevent or mitigate fraudulent activity and cybersecurity threats; and (13) the outcome of any future regulatory and legal investigations and proceedings may not be anticipated.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. We disclaim any obligation to revise or update any forward-looking statements contained in this Annual Report on Form 10-K to reflect future events or developments.

ITEM 1: BUSINESS

GENERAL

Pathfinder Bancorp, Inc.

Pathfinder Bancorp, Inc. (the "Company") is a Maryland corporation incorporated in 2014 and headquartered in Oswego, New York. The primary business of the Company is its investment in Pathfinder Bank (the "Bank") which is 100% owned by the Company. The Company is a registered bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Company is also subject to supervision and regulation by the New York State Department of Financial Services (the "NYSDFS").

The Company owns a non-consolidated Delaware statutory trust subsidiary, Pathfinder Statutory Trust II, of which 100% of the common equity is owned by the Company. Pathfinder Statutory Trust II was formed in connection with the issuance of $5.2 million in trust preferred securities.

At December 31, 2024 and 2023, 6,125,649 and 6,099,571 shares of Company common stock (voting and non-voting) were outstanding, respectively.

Following shareholder approval obtained on June 4, 2021, the Company converted 1,380,283, or 100%, of its previously-outstanding shares of Series B Convertible Perpetual Preferred Stock to an equal number of Series A Non-Voting Common Stock. Neither the previously-issued Series B Convertible Perpetual Preferred Stock, nor the Series A Non-Voting Common Stock had, or will have, dividend or liquidation preference over the Company's existing Voting Common Stock. Holders of the Series A Non-Voting Common Stock will be entitled to receive dividends, if and when declared by the Company's Board of Directors, in the same per share amount as paid on the Company's Voting Common Stock.

At December 31, 2024, the Company had total consolidated assets of $1.47 billion, total deposits of $1.20 billion and shareholders' equity of $121.5 million.

Pathfinder Bank

The Bank is a New York-chartered commercial bank and its deposit accounts are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") through the Deposit Insurance Fund ("DIF"). The Bank is subject to supervision and regulation by the NYSDFS, as its chartering agency, and by the FDIC, as its deposit insurer and primary federal regulator. The Bank is a member of the Federal Home Loan Bank of New York ("FHLBNY") and is also subject to certain regulations by the Federal Home Loan Bank System.

The Bank is primarily engaged in the business of attracting deposits from the general public in the Bank's market area, and investing such deposits, together with other sources of funds, in loans secured by commercial and residential real estate, and commercial business and consumer assets other than real estate. In addition, the Bank originates unsecured small business and consumer loans. The Bank also invests a portion of its assets in a broad range of debt securities issued by the United States Government and its agencies and sponsored enterprises, state and municipal governments and agencies, and corporations. The Company also invests in mortgage-backed securities issued or guaranteed by United States Government sponsored enterprises, collateralized mortgage obligations and similar debt securities issued by both government sponsored entities and private (non-governmental) issuers, and asset-backed securities that are generally issued by private entities. The Company invests primarily in debt securities but will, within certain regulatory limits, invest from time to time in mutual funds and equity securities. The Bank's principal sources of funds are deposits, principal and interest payments on loans and investments, as well as borrowings from the FHLBNY and correspondent financial institutions. The principal source of the Company's income is interest on loans and investment securities. The Bank's principal expenses are interest paid on deposits and borrowed funds, employee compensation and benefits, data processing and facilities.

The Bank also owns 100% of Whispering Oaks Development Corp. ("Whispering Oaks"), a New York corporation that is retained to operate or develop real estate-related projects. Whispering Oaks, through a wholly-owned second-tier subsidiary, is the sole limited partner in an unconsolidated special-purpose real estate management partnership. The partnership currently operates a low-income residential housing facility. The activities of Whispering Oaks resulted in a pre-tax gain of $11,000 in 2024.

Additionally, the Bank owns 100% of Pathfinder Risk Management Company, Inc., ("PRMC") which was established to record the 51% controlling interest upon the December 2013 purchase of FitzGibbons Agency, LLC (the "Agency"), an Oswego County property, casualty and life insurance brokerage business. The Company completed the sale of its majority membership interest in the FitzGibbons Agency to Marshall & Sterling Enterprises, Inc. in October 2024. The Company received total consideration of $2.8 million, including cash of $1.2 million upon closing and a receivable of $1.6 million to be paid in September 2025. The Company recognized a pre-tax gain of $3.2 million and a net gain of $1.5 million in the fourth quarter of 2024, which are inclusive of the deferred payment expected in September 2025.

Although the Company previously owned, through its wholly owned subsidiary PRMC, 51% of the membership interest in the Agency until its October 2024 sale, the Company is required to consolidate 100% of the Agency within the consolidated financial statements. The 49% of the Agency which the Company did not own is accounted for separately as noncontrolling interests within the consolidated financial statements.

MARKET AREA AND COMPETITION

Market Area

We provide financial services to individuals, families, small to mid-size businesses and municipalities through our seven branch offices located in Oswego County, NY, five branch offices located in Onondaga County, NY and one limited purpose office located in Oneida County, NY. Our primary lending market area includes both Oswego and Onondaga Counties. However, our primary deposit generating area is concentrated in Oswego County and in the areas surrounding our Onondaga County branches.

The economies of Oswego County and Onondaga County are based primarily on manufacturing, energy production, health care, education, and government. These economies are widely expected to benefit from transformational public and private investments in semiconductor manufacturing, including but not limited to plans for one of the United States' largest chip fabrication facilities near two existing Pathfinder Bank branches in Clay, NY and Cicero, NY. In addition to financial services, the broader Central New York market has a more diverse array of economic sectors, including food processing production and transportation. The region has more recently also developed particular strength in the commercialization of certain emerging technologies such as bio-processing, medical devices, aircraft systems and renewable energy.

Based on recent independent market survey reports, median home values were $250,250 in Onondaga County and $186,096 in Oswego County at the end of 2024. Home values have shown modestly accelerating increases in recent years within the Syracuse, NY metro area, including Onondaga and Oswego Counties.

Competition

Pathfinder Bank encounters strong competition both in attracting deposits and in originating real estate and other loans. Our most direct competition for deposits and loans comes from commercial banks, savings institutions and credit unions in our market area. In addition, potential new competitors may be emerging that are generically defined as financial technology (also referred to as "FinTech" or "fintech") companies. These entities seek to employ new technology to compete with traditional methods of delivering financial services, seek to replace or supplement the financial services provided by established financial institutions, as well as offer fintech products and services that are implemented by many established financial institutions themselves. Some of these technologies either have been implemented to varying degrees by the Bank, or will be available to the Bank for future implementation through its network of service providers and computer system vendors. It cannot be predicted with certainty at this time how effective these new competitors will be in our marketplace or what costs the Company will incur in the future to implement and maintain competitive technologies.

Our primary focus is to build and develop profitable consumer and commercial customer relationships while maintaining our role as a community bank. We compete for deposits by offering depositors a high level of personal service, a wide range of competitively-priced financial services, and a well distributed network of branches, ATMs, and electronic banking. We compete for loans through our competitive pricing, our experienced and active loan officers, local knowledge of our market and local decision making, strong community support and involvement, and a highly reputable brand. Notwithstanding the significant but temporary economic dislocations associated with the COVID-19 pandemic in 2020 and 2021, overall economic activity in the local marketplace and, more specifically, demand for commercial and residential loans grew significantly over the past decade. This growth in overall loan demand in our market area also attracted increased competition from financial institutions for those loans. Additionally, from a competitive perspective, some of our competitors offer products and services that we do not offer, such as trust services and private banking.

As of June 30, 2024, based on the most recently-available FDIC data, we had the largest market share in Oswego County, representing 47.7% of all deposits, and we additionally held 2.1% of all deposits in Onondaga County. In addition, when combining both Oswego and Onondaga Counties, we have the fifth largest market share of fifteen institutions, representing 7.9% of the total market.

LENDING ACTIVITIES

General

Our primary lending activities are originating commercial real estate and commercial loans, the vast majority of which have periodically adjustable rates of interest, and one-to-four family residential real estate loans, the majority of which have fixed rates of interest. Our loan portfolio also includes municipal loans, home equity loans and lines and consumer loans. In order to diversify our loan portfolio, increase our revenues, and make our loan portfolio less interest rate sensitive, the Company has actively sought to increase its commercial real estate and commercial business lending activities, consistent with safe and sound underwriting practices. Accordingly, we offer adjustable-rate commercial mortgage loans and floating rate commercial loans and lines of credit.

Commercial Real Estate Loans

Over the past several years, we have focused on originating commercial real estate loans, and we believe that commercial real estate loans will continue to provide growth opportunities for us. We expect to increase, subject to our underwriting standards and market conditions, this business line in the future with a target loan size of $500,000 to $2.0 million to small businesses and real estate projects in our market area. Commercial real estate loans are secured by properties such as multi-family residential, office, retail, warehouse and owner-occupied commercial properties.

Our commercial real estate underwriting policies provide that such real estate loans are typically made in amounts up to 80% of the appraised value of the property. Commercial real estate loans are offered with interest rates that are generally fixed for up to three or five years then are adjustable based on the FHLBNY advance rate. Contractual maturities generally do not exceed 20 years. In reaching a decision whether to make a commercial real estate loan, we consider market conditions, operating trends, net cash flows of the property, the borrower's expertise and credit history, and the appraised value of the underlying property. We will also consider the terms and conditions of the leases and the stability of the tenant base. Environmental due diligence is generally conducted for commercial real estate loans. Typically, commercial real estate loans made to corporations, partnerships and other business entities require personal guarantees by the owners of 20% or more of the borrowing entity.

A commercial real estate borrower's financial condition is monitored on an ongoing basis by requiring current financial statements, rent rolls, payment history reviews, property inspections and periodic face-to-face meetings with the borrower. We generally require borrowers with aggregate outstanding balances exceeding $250,000 to provide annual updated financial statements and/or federal tax returns. These requirements also apply to all guarantors on these loans.

Loans secured by commercial real estate generally have greater credit risk than one-to-four family residential real estate loans. The increased credit risk associated with commercial real estate loans is a result of several factors, including larger loan balances concentrated with a limited number of borrowers, and the impact of local and general economic conditions on the borrower's ability to repay the loan. Furthermore, the repayment of loans secured by commercial real estate properties typically depends upon the successful operation of the real property securing the loan. If the cash flows from the property are reduced, the borrower's ability to repay the loan may be impaired. However, commercial real estate loans generally have higher interest rates than loans secured by one-to-four family residential real estate.

Commercial Loans

Our commercial lines of credit are typically adjustable rate lines, indexed to the prime interest rate. We typically originate commercial loans, including commercial term loans and commercial lines of credit, on the basis of a borrower's ability to make repayment from the cash flows of the borrower's business, conversion of current assets in the normal course of business (for seasonal working capital lines), the industry and market in which they operate, experience and stability of the borrower's management team, earnings projections and the underlying assumptions, and the value and marketability of any collateral securing the loan. As a result, the availability of funds for the repayment of commercial loans and commercial lines of credit is substantially dependent on the success of the business itself and the general economic environment in our market area. Therefore, commercial loans and commercial lines of credit that we originate have greater credit risk than one-to-four family residential real estate loans.

Commercial term loans are typically secured by equipment, furniture and fixtures, inventory, accounts receivable or other business assets, or, in some circumstances, such loans may be unsecured. From time to time, we also originate commercial loans that are guaranteed by the United States Small Business Administration ("SBA") or United States Department of Agriculture ("USDA") loan programs. Over the past several years, we have focused on increasing our commercial lending and our business strategy is to continue to increase our originations of commercial loans to small businesses in our market area, subject to our underwriting standards and market conditions. Our commercial loans are generally comprised of adjustable-rate loans, indexed to the prime rate, with terms consisting of three to seven years, depending on the needs of the borrower and the useful life of the underlying collateral. We make commercial loans to businesses operating in our market area for purchasing equipment, property improvements, business expansion or working capital. If a commercial loan is secured by equipment, the maturity of a term loan will depend on the useful life of the equipment purchased, the source of repayment for the loan and the purpose of the loan. We generally obtain personal guarantees on our commercial loans.

Residential Real Estate Loans

We currently offer one-to-four family residential real estate loans, made to borrowers in our general market area, with terms up to 30 years that are generally underwritten according to Federal National Mortgage Association ("Fannie Mae") guidelines, and we refer to loans that conform to such guidelines as "conforming loans." We generally originate both fixed-rate and adjustable-rate mortgage loans in amounts up to the maximum conforming loan limits as established by the Federal Housing Finance Agency, which as of December 31, 2024, was generally $766,550 for single-family homes in our market area.

We hold our one-to-four family residential real estate loans in our portfolio but do sell mortgages into the secondary market, at management's discretion, as a source of liquidity or as a means of managing liquidity and interest-rate risks. A significant portion of our retained loan portfolio consists of fixed-rate one-to-four family residential real estate loans with terms in excess of 15 years. We also originate one-to-four family residential real estate loans secured by non-owner occupied properties. However, we generally do not make loans in excess of 80% loan-to-value on non-owner occupied properties.

Our fixed-rate one-to-four family residential real estate loans include loans that generally amortize on a monthly basis over periods between 10 to 30 years. Fixed-rate one-to-four family residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers have the right to refinance or prepay their loans. Our adjustable-rate one-to-four family residential real estate loans generally consist of loans with initial interest rates fixed for one, three, or five years, and annual adjustments thereafter are indexed based on changes in the one-year United States Treasury bill constant maturity rate. Our adjustable-rate mortgage loans generally have an interest rate adjustment limit of 200 basis points per adjustment, with a maximum lifetime interest rate adjustment limit of 600 basis points. Although adjustable-rate one-to-four family residential real estate loans may reduce, to an extent, our vulnerability to changes in market interest rates because they periodically re-price, as interest rates increase the required payments due from a borrower also increase (subject to rate caps), thereby increasing the potential for default by the borrower. At the same time, the ability of the borrower to repay the loan and the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustments of the contractual interest rate are also limited by our maximum periodic and lifetime rate adjustments.

Residential Construction Loans

Our one-to-four family residential real estate loan portfolio also includes residential constructions loans. Our residential construction loans generally have initial terms of up to six months, subject to extension, during which the borrower pays interest only. Upon completion of construction, these loans typically convert to permanent loans secured by the completed residential real estate. Our construction loans generally have rates and terms comparable to residential real estate loans that we originate.

Tax-exempt Loans

We make loans to local governments and municipalities for either tax anticipation or for small expenditure projects, including equipment acquisitions and construction projects. Our municipal loans are generally fixed for a term of one year or less, and are generally unsecured. Interest earned on municipal loans is tax exempt for federal tax purposes, which enhances the overall yield on each loan. Generally, the municipality will have a deposit relationship with us along with the lending relationship.

We also make tax-exempt loans to commercial borrowers based on obligations issued by a state or local authority to provide economic development such as the state dormitory authority.

Home Equity Loans and Junior Liens

Home equity loans and junior liens are made up of lines of credit secured by owner-occupied and non-owner occupied one-to-four family residences and second and third real estate mortgage loans. Home equity loans and home equity lines of credit are generally underwritten using the same criteria that we use to underwrite one-to-four family residential mortgage loans. We typically originate home equity loans and home equity lines of credit on the basis of the applicant's credit history, an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan, and the value of the collateral securing the loan. Home equity loans are offered with fixed interest rates. Lines of credit are offered with adjustable rates, which are indexed to the prime rate, and with a draw period of up to 10 years and a payback period of up to 20 years. The loan-to-value ratio for our home equity loans is generally limited to 80% when combined with the first security lien, if applicable. The loan to value of our home equity lines of credit is generally limited to 80%, unless the Bank holds the first mortgage. If we hold the first mortgage, we will permit a loan to value of up to 90%, and we adjust the interest rate and underwriting standards to compensate for the additional risk.

Home equity loans and junior liens secured by junior mortgages have greater risk than one-to-four family residential mortgage loans secured by first mortgages. We face the risk that the collateral will be insufficient to compensate us for credit losses and costs of foreclosure, after repayment of the senior mortgages, if applicable. When customers default on their loans, we attempt to work out the relationship in order to avoid foreclosure because the value of the collateral may not be sufficient to compensate us for the amount of the unpaid loan and we may be unsuccessful in recovering the remaining balance from those customers. Moreover, decreases in real estate values could adversely affect our ability to fully recover the loan balance in the event of a default.

Consumer Loans

We make consumer loans for a variety of personal and consumer purposes. Our consumer portfolio consists primarily of automobile, recreational vehicles and unsecured personal loans, as well as unsecured lines of credit and loans secured by deposit accounts. Our procedure for underwriting consumer loans includes an assessment of the applicant's credit history and ability to meet existing obligations and payments for the proposed loan, as well as an evaluation of the value of the collateral security, if any.

Consumer loans generally entail greater credit-related risk than one-to-four family residential mortgage loans, particularly in the case of loans that are unsecured or are secured by assets that tend to depreciate in value, such as automobiles. As a result, consumer loan collections are primarily dependent on the borrower's continuing financial stability and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. In these cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan, and the remaining value often does not warrant further substantial collection efforts against the borrower.

The Company will invest from time to time in pools of collateralized consumer loans originated and serviced by financial institutions operating outside of the Company's primary market area. Third party-originated consumer loan pools are generally acquired primarily when, in the view of management, they offer superior risk vs. return characteristics to debt securities. Such pools will, in some instances, have projected economic advantages in terms of yield and/or other portfolio characteristics, such as interest rate risk sensitivity, superior to debt securities that would otherwise be purchased and are acquired to increase the overall performance characteristics of the Company's interest earning-asset portfolios viewed as a whole. Loans acquired through these transactions are required by the Company's internal policies to be underwritten to standards that are consistent with those of the Company's own underwriting guidelines and internal practices.

Loan Originations, Purchases, Sales and Servicing

We benefit from a number of sources for our loan originations, including real estate broker referrals, existing customers, borrowers, builders, attorneys, and "walk-in" customers. Our loan origination activity may be affected adversely by a rising interest rate environment which may result in decreased loan demand. Other factors, such as the overall health of the local economy and competition from other financial institutions, can also impact our loan originations. Although we originate both fixed-rate and adjustable-rate loans, our ability to generate each type of loan depends upon borrower demand, market interest rates, borrower preference for fixed-rate versus adjustable-rate loans, and the interest rates offered on each type of loan by other lenders in our market area. These lenders include commercial banks, savings institutions, credit unions, and mortgage banking companies that also actively compete for local real estate loans. Accordingly, the volume of loan originations may vary from period to period.

The majority of the fixed rate residential loans that are originated each year meet the underwriting guidelines established by Fannie Mae. While infrequent, in the past, we have sold residential mortgage loans in the secondary market, and we may do so in the future, although we continue to service loans once they are sold.

From time to time, although infrequent, we may purchase commercial real estate loan participations in which we are not the lead lender. In these circumstances, we follow our customary loan underwriting and approval policies. We also have participated out portions of commercial and commercial real estate loans that exceeded our loans-to-one borrower legal lending limit and for purposes of risk diversification.

In recent years, the Bank has purchased broadly-diversified pools of essentially homogenous loans from originators outside of the Bank's market area. These originators generally specialize in loan types, such as consumer loans, other than those loan types that the Bank specializes in. These loans, which are generally relatively short in duration, are acquired to provide supplementary interest income as well as to provide improvements to the Bank's overall asset/liability mix, particularly with respect to interest rate risk. Third party-originated loan pools are acquired primarily when, in the view of management, they offer superior risk vs. return characteristics to debt securities. Such loans are generally acquired through the facilitation of third-party brokerages and are serviced in perpetuity by the originating entries or their designees. Funding for loan purchases of this type is generally obtained through incremental usage of brokered deposits and/or other forms of borrowed funds. The Bank intends to purchase similar pools of loans on an occasional basis in the future if and when management believes that it is economically advantageous to do so. See Note 5 within the Notes to consolidated financial statements contained herein.

Loan Approval Procedures and Authority

The Bank's lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by management and the Board of Directors. Our policies are designed to provide loan officers with guidelines on acceptable levels of risk, given a broad range of factors. The loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan and the adequacy of the value of the collateral that will secure the loan, if applicable.

The Board of Directors grants loan officers individual lending authority to approve extensions of credit. The level of authority for loan officers varies based upon the loan type, total relationship, form of collateral and risk rating of the borrower. Each loan officer is charged with the responsibility of achieving high credit standards. Individual lending authority can be increased, suspended or removed by the Board of Directors, as recommended by the President or Senior Vice President and Chief Credit Officer.

If a loan is in excess of any individual loan officer's lending authority, the extension of credit must be referred to the Officer Loan Committee ("OLC") or the Directors Loan Committee ("DLC"), depending on either the size of the loan or the loan relationship. The OLC is comprised of select senior officers, and the DLC includes certain members of the Board of Directors.

Loans to One Borrower

Under New York law, New York commercial banks are subject to loans-to-one borrower limits, which are substantially similar as those applicable to national banks, which generally restrict loans to one borrower to an amount equal to 15% of unimpaired capital and unimpaired surplus, which was $23.4 million at December 31, 2024, on an unsecured basis, and an additional amount equal to 10% of unimpaired capital and unimpaired surplus, which was $15.6 million at December 31, 2024, if the loan is secured by readily marketable collateral (generally, financial instruments and bullion, but not real estate), subject to exceptions.

Additionally, our internal loan policies limit the total related credit to be extended to any one borrower (after application of the rules of attribution), with respect to any and all loans with the Bank to 10% of Tier 1 and 2 capital, subject to certain exceptions. The indebtedness includes all credit exposure whether direct or contingent, used or unused.

ASSET QUALITY

Loan Delinquencies and Collection Procedures

When a loan becomes delinquent, we make attempts to contact the borrower to determine the cause of the delayed payments and seek a solution to permit the loan to be brought current within a reasonable period of time. The outcome can vary with each individual borrower. The Bank strictly adheres to the requirements of federal and New York State laws and regulations with respect to consumer loan collections. Commercial loans may experience longer workout times than consumer loans and may trigger a need for complex loan modifications.

Individually Evaluated Loans, Non-performing Loans and Loan Modifications

The policy of the Bank is to provide a continuous assessment of the quality of its loan portfolio through the maintenance of an internal and external loan review process. The process incorporates a loan risk grading system designed to recognize degrees of risk on individual commercial and mortgage loans in the portfolio. Management is responsible for monitoring of asset quality and risk grade designations, which are communicated to the board on a regular basis.

We generally cease accruing interest on our loans when contractual payments of principal or interest have become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on non-accrual status, unpaid interest credited to income is reversed. Interest received on non-accrual loans generally is applied against principal or interest if it is recognized on the cash basis method. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, generally for a minimum of six months, and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Our Allowance for Credit Losses policy ("ACL") establishes criteria for individually evaluated loans to be measured for impairment based on the following:

Residential and Consumer Loans:

- All loans rated substandard or worse, on nonaccrual, and above our total related credit ("TRC") threshold balance of $300,000.

Commercial Lines and Loans, Commercial Real Estate and Tax-exempt loans:

- All loans rated substandard or worse, on nonaccrual, and above our TRC threshold balance of $100,000.

Individually evaluated loans are determined by the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses as compared to the loan carrying value.

When the Company modifies a loan with a borrower experiencing financial difficulty, a potential impairment is analyzed either based on the present value of the expected future cash flows discounted at the interest rate of the original loan terms or the fair value of the collateral less costs to sell. If it is determined that the value of the loan is less than its recorded investment, then impairment is recognized as a component of the provision for credit losses, an associated increase to the allowance for credit losses or as a charge-off to the allowance for credit losses in the current period.

Because the effect of most loan modifications made with borrowers experiencing financial difficulty is already included in the allowance for credit losses, a change to the allowance for credit losses is generally not recorded upon modification. In some cases, the Company will modify a certain loan by providing multiple types of concessions. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession such as an interest rate reduction, may be granted. During the year ended December 31, 2024, the Company modified one loan with a total outstanding balance of $2.0 million that was considered to be a modified loan to borrowers experiencing financial difficulty.

Nonaccrual loans that are modified will remain on nonaccrual status, but may move to accrual status after they have performed according to the modified terms for a period of time of at least six months.

Foreclosed real estate

Fair values for foreclosed real estate are initially recorded based on market value evaluations by third parties, less costs to sell ("initial cost basis"). Any write-downs required when the related loan receivable is exchanged for the underlying real estate collateral at the time of transfer to foreclosed real estate are recorded to the allowance for credit losses. Values are derived from appraisals of underlying collateral or discounted cash flow analysis. Subsequent to foreclosure, valuations are updated periodically and assets are marked to current fair value, not to exceed the initial cost basis. In the determination of fair value subsequent to foreclosure, management also considers other factors or recent developments, such as, changes in absorption rates and market conditions from the time of valuation, and anticipated sales values considering management's plans for disposition. Either change could result in adjustment to lower the property value estimates indicated in the appraisals.

Loan delinquencies together with properties within our Foreclosed Real Estate portfolio are reviewed monthly by the Board of Directors.

Classified Assets

Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the FDIC to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific allowance for credit losses is not warranted. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management.

Allowance for Credit Losses

Management extensively reviews recent trends in historical losses, qualitative factors, including concentrations of loans to related borrowers and concentrations of loans by collateral type, and specific reserve requirements on loans individually evaluated in its determination of the adequacy of the credit losses. Therefore, the allowance for credit losses (ACL) represents management's estimate of losses inherent in credit-exposed asset portfolios, including the loan portfolio, unfunded loan commitments and the portion of the investment securities portfolio classified as held-to maturity (HTM). The ACL is established as of the date of the statement of condition and it is recorded as a reduction of either loans or HTM securities or as an other liability, in the case of unfunded loan commitments, in accordance with generally accepted accounting principles (GAAP).

In June 2016, the Financial Accounting Standards Board ("FASB") issued *Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, requiring financial institutions, such as the Bank, to adopt the Current Expected Credit Loss ("CECL") methodology according to a specified implementation timeline. In order to meet this timeline requirement, the Bank adopted the CECL methodology for calculating its ACL on January 1, 2023. The amended guidance replaced the previously-required allowance for loan and lease losses ("ALLL") calculated under what was known as the Incurred Loss Model. The ACL represents a valuation account that is deducted from the amortized cost basis of includable financial assets to present their net carrying value at the amount expected to be collected over the entire life of those assets. The income statement now reflects the measurement of credit losses for newly recognized financial assets as well as expected increases, or decreases, of expected credit losses that have taken place during the reporting period. When determining the ACL, expected credit losses over the expected term of the financial asset will be estimated considering relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the future collectability of the reported amount. In addition, the amended guidance requires credit losses relating to assets such as held-to-maturity debt securities and open contractual funding commitments to be recorded through the ACL.

Because the CECL methodology requires that reserves be established within the ACL for a broad range of financial assets, including all loans, through the entirety of their expected lives and also considers categories of financial instruments, such as open funding commitments, the initial ACL upon adoption would, in most cases, be expected to be greater than the ALLL that it replaced. This was the case with the Company's adoption of the CECL model in on January 1, 2023. In addition, the CECL model is designed to be more forward looking than the ILM and reflects a number of factors, most notably the estimation of cumulative credit losses through the entirety of the expected life of each evaluated financial instrument, periodic provisions for credit losses may, in the future, be more volatile than the historical patterns previously established under the ILM.

At December 31, 2022 the Company calculated its ALLL utilizing the Incurred Loss Model ("ILM") methodology, as required under GAAP on that date. As noted above, on January 1, 2023, the Company adopted the CECL model methodology in accordance with GAAP requirements that became effective on that date. At December 31, 2022 the Company had a total ALLL of $15.3 million, of which $4.8 million was related to impaired loans and $10.5 million was related to loans analyzed collectively on an aggregate pool basis.

On January 1, 2023 the Company recorded a one-time CECL transition adjustment (recorded as an adjustment, net of taxes, to retained earnings) of $1.9 million that reversed the $10.5 million in the December 31, 2022 ALLL, that was related to pooled loans, evaluated collectively in the aggregate, as previously calculated under the phased-out ILM methodology, and replaced it with the ACL, as calculated under CECL, in the amount of $12.4 million. The $12.4 million CECL ACL at January 1, 2023 was composed of $8.4 million in reserves calculated using quantitative methodologies based on historical loss experience and $4.0 million based on qualitative factors, as determined by management. The $4.8 million in ALLL related to impaired loans at December 31, 2022 was not affected by the transition to the CECL methodology at January 1, 2023.

The transition to CECL also required that new reserves be created in the amounts of $450,000 and $552,000, related to held-to-maturity investments and unfunded commitments, respectively. Including the $1.9 million CECL transition adjustment related to loans, described above, the total CECL transition adjustment was $2.1 million, net of the effects of tax, on January 1, 2023, which was recorded to retained earnings on that date.

The ACL is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is increased by the provision for credit losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are recorded against the allowance for credit losses, and subsequent recoveries, if any, are credited to the allowance. All or part of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all or part of the principal balance is highly unlikely. Non-residential consumer loans are generally charged off no later than 120 days past due on a contractual basis, unless productive collection efforts are providing results. Consumer loans may be charged off earlier in the event of bankruptcy, or if there is an amount that is deemed uncollectible. No portion of the ACL is restricted to any individual loan type and the entire allowance is available to absorb any and all credit losses.

The ACL is based on three major components which are: (i) specific components for individually evaluated loans, (ii) quantitative factors, applied to pooled loans derived from historical bank-specific and industry loss charge-off patterns that have been correlated to prior period econometric factors, and (iii) a broad range of qualitative factors intended to provide further forward-looking perspectives on overall credit quality.

The first component is the specific allowance that relates to loans that are individually evaluated or where analysis for impairment is appropriate. For these loans, an allowance is established when the discounted cash flows or collateral value of the individually evaluated loan are lower than the carrying value of the loan. A loan is considered individually evaluated when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Individually evaluated loans are measured by either the present value of the expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral if the loan is collateral dependent. The majority of our loans utilize the fair value of the underlying collateral. Factors considered by management in determining individually evaluated loans include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not considered for individual evaluation. Management determines the significance of payment delays and shortfalls on a case-by case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length and reason for the delay, the borrower's prior payment record and the amount of shortfall in relation to what is owed.

When a loan is determined to be individually evaluated, we will reevaluate the collateral which secures the loan. For real estate loans, we will obtain a new appraisal or broker's opinion, whichever is considered to provide the most accurate value in the event of sale. An evaluation of equipment held as collateral will be obtained from an independent firm able to provide such an evaluation. Collateral will be inspected not less than annually for all individually evaluated loans and will be reevaluated not less than every two years. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property. For commercial and industrial loans secured by non-real estate collateral, such as accounts receivable, inventory and equipment, estimated fair values are determined based on the borrower's financial statements, inventory reports, accounts receivable agings or equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets.

Large groups of homogeneous loans, including purchased loans, are evaluated for borrowers experiencing financial difficulties in the aggregate. Accordingly, we do not separately identify individual residential mortgage loans with outstanding principal balances less than $300,000, home equity and other consumer loans for impairment disclosures. We make exceptions to this general rule when such loans are (1) rated substandard or worse, on nonaccrual status and are related to borrowers with total related credit exposure in excess of our threshold balance of $300,000; or (2) the loans are modified due to borrowers experiencing financial difficulties. The projected credit losses related to purchased loan pools are evaluated prior to purchase and the performance of those loans against expectations are analyzed at least monthly. Over the life of the purchased loan pools, the allowance for credit losses is adjusted, through the provision for credit losses, for expected loss experience, over the projected life of the loans. The expected credit loss experience is determined at the time of purchase and is modified, to the extent necessary, during the life of the purchased loan pools. The Bank does not initially increase the allowance for credit losses on the purchase date of the loan pools.

The second component of the ACL estimation is based on quantitative factors, which cover discrete pools of loans, by loan class, not considered individually evaluated, smaller balance homogenous loans, such as residential real estate, home equity and other consumer loans. These pools of loans are evaluated for loss exposure based on historical loss rates for each of these categories of loans. Under the CECL methodology, quantitative analysis is used to predict future life-of loan charge-offs based on historical charge-off patterns correlated to a range of specific econometric factors, such as the national unemployment rate. The Company utilizes the Discounted Cash Flow ("DCF") method for its pooled segment calculation. The DCF method implements a probability of default with loss given default and loss exposure at default estimation. The probability of default and loss given default are applied to future cash flows that are adjusted to present value and these discounted expected losses become the quantitatively-derived portion of the ACL.

Within the third component of the ACL, management also considers Qualitative Factors ("QF") that are likely to cause estimated credit losses with the Company's existing portfolio to differ from historical loss experience, including but not limited to: national and local economic trends and conditions, levels and trends in delinquencies, non-accrual loans and classified assets, trends in volume, terms and concentrations of loans, changes in lending policies and procedures, quality of credit review function and administration, and changes in regulatory environment, management, markets and product offerings. The Company assesses quarterly the magnitude of QF adjustments necessary to be applied to the quantitatively-derived ACL in order to incorporate forward-looking projections in its final evaluation of current expected credit losses.

In addition, the FDIC and NYSDFS, as an integral part of their examination process, periodically review our allowance for credit losses and may require us to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management's comprehensive analysis of the loan portfolio, we believe the current level of the allowance for credit losses is adequate.

INVESTMENT ACTIVITIES

Our investment policy is established by the Board of Directors. Our investment policy dictates that investment decisions will be made based on the safety of the investment, liquidity requirements, potential returns, cash flow targets, and consistency with our interest rate risk management objectives. The Asset Liability Management Committee (the "ALCO") of the Board of Directors acts in the capacity of an investment committee and is responsible for overseeing our investment program and evaluating on an ongoing basis our investment policy and objectives. Our President and Chief Executive Office and Chief Financial Officer have the authority to purchase and sell securities within specific guidelines established by the investment policy. All transactions are reviewed by the Board of Directors at its regular meetings.

The general objectives of the investment securities portfolio are to assist in the overall interest rate risk management of the Bank, while generating a reasonable rate of return consistent with the risk of purchased principal, provide a source of liquidity, and reduce our overall credit risk profile. We also purchase securities to provide necessary liquidity for day-to-day operations and when investable funds exceed loan demand, as well as to provide highly liquid assets under collateralization arrangements related to municipal deposits. The effect that the proposed security purchase would have on our overall credit and interest rate risk profile and our risk-based equity ratios is also considered in evaluating the timing, mix and characteristics of investment security purchases.

All investment securities purchased/held must meet regulatory guidelines and be permissible bank investments. Our investment securities include a broad range of debt securities issued by the United States Government and its agencies and sponsored enterprises, state and municipal governments and agencies, and corporations. The Company also invests in mortgage-backed securities issued or guaranteed by United States Government sponsored enterprises, collateralized mortgage obligations and similar debt securities issued by both government sponsored entities and private (non-governmental) issuers, and asset-backed securities that are generally issued by private entities. The Company invests primarily in debt securities but will from time to time also invest, within certain regulatory limits, in mutual funds and equity securities.

All securities purchased are classified at the time of purchase as either held-to-maturity (HTM) or available-for-sale (AFS). We do not maintain a trading account. Securities purchased with the intent and ability to hold until maturity will be classified as HTM. Securities placed in the HTM category will be accounted for at amortized cost.

Securities that do not qualify or are not categorized as HTM are classified as AFS. This classification includes securities that may be sold in response to changes in interest rates, the security's prepayment risk, liquidity needs, the availability of and the yield on alternative investments, and funding sources and terms. These securities are reported at fair value, which is determined on a monthly basis. Unrealized gains and losses are reported as a separate component of capital, net of tax. The aggregate change in value of the portfolio is reported to the Board of Directors monthly.

The composition of the investment portfolio is substantially the same for securities classified as both HTM and AFS, although the portion of the securities portfolio classified as AFS generally has a higher concentration of shorter-term, and/or more liquid assets. Such securities are held as part of the Bank's liquidity management programs. The Bank holds a significant portion of its investment securities in mortgage-backed securities and collateralized mortgage obligations (many, but not all of which are issued by government-sponsored enterprises) and direct federal government and federal agency obligations. Federal agency issuers include the Federal Farm Credit Bank, Federal Home Loan Bank, Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Mortgage Corporation ("Freddie Mac") and the Government National Mortgage Association ("Ginnie Mae"), among others. For a discussion on mortgage backed securities, see "Mortgage-Backed Securities and Collateralized Mortgage Obligations."

As part of our membership in the FHLBNY, we are required to maintain a dividend-earning investment in FHLBNY stock. This investment is classified separately from securities due to significant restrictions on sale or transfer of the stock. For further information regarding our securities portfolio, see Note 4 to the consolidated financial statements.

More specifically, we purchase mortgage-backed and asset-backed securities, as well as collateralized mortgage obligations guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae as well as a number of private issuers. Mortgage-backed and asset-backed securities and collateralized mortgage obligations are created by pooling loan assets (mortgages or other loan types) and issuing a security with an interest rate which is less than the interest rate on the underlying loans. These securities typically represent a participation interest in a pool of mortgages or other loans The issuers of such securities pool and resell the participation interests in the form of securities to investors such as the Bank, and in the case of government agency sponsored issues, guarantee the payment of principal and interest to investors.

The securities issued by private entities are generally senior tranches, and most often the most senior tranche of multi-class issuances that provide substantial credit enhancements to their senior tranches and therefore reasonable, but not absolute, protection for the Bank from the risks of default. We invest in mortgage-backed and asset-backed securities and collateralized mortgage obligations to achieve positive interest rate spreads with minimal administrative expense, and to lower our credit risk through geographic diversification. These securities are generally relatively short in duration and therefore reduce the Bank's sensitivity to changes in interest rates. All privately issued mortgage-backed securities held by the Bank at December 31, 2024 were either rated at or above the lowest investment grade for credit quality by a nationally-recognized statistical rating organization (a "NRSRO") or were the most senior tranches of securitizations that were not rated by a NRSRO at the time of the securities' issuance. We regularly monitor the credit quality of this portfolio. At December 31, 2024, no securities held by the Bank in this category had been downgraded by a NRSRO.

HEDGING ACTIVITIES

The Company is exposed to certain risks from both its business operations and changes in economic conditions. As part of managing interest rate risk, the Company enters into standardized interest rate derivative contracts (designated as hedging agreements) to modify the repricing characteristics of certain portions of the Company's portfolios of earning assets and interest-bearing liabilities. The Company designates interest rate hedging agreements utilized in the management of interest rate risk as either fair value hedges or cash flow hedges. Interest rate hedging agreements are generally entered into with counterparties that meet established credit standards and the agreements contain master netting, collateral and/or settlement provisions protecting the at-risk party. Based on adherence to the Company's credit standards and the presence of the netting, collateral or settlement provisions, the Company believes that the credit risk inherent in these contracts was not material at December 31, 2024. Interest rate hedging agreements are recorded at fair value as other assets or liabilities. The Company had no material derivative contracts not designated as hedging agreements at December 31, 2024 or December 31, 2023. See Note 21 within the Notes to consolidated financial statements contained herein.

SOURCES OF FUNDS

General

Deposits have traditionally been our primary source of funds for use in lending and investment activities. We also rely on advances from the FHLBNY, the Certificates of Deposit Account Registry Service ("CDARS") provided by an independent third-party, IntraFi Network, and other deposits acquired through unaffiliated third-party financial institutions as forms of brokered deposits. In addition to deposits and borrowings, we derive funds from scheduled loan payments, investment maturities, loan prepayments, retained earnings and income on interest-earning assets. While scheduled loan payments and income on interest-earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing market interest rates, economic conditions and competition from other financial institutions.

Deposits

A majority of our depositors are persons or businesses who work, reside or operate in Oswego and Onondaga Counties. We offer a variety of deposits, including checking, savings, money market deposit accounts, and certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. We establish interest rates, maturity terms, service fees and withdrawal penalties on a periodic basis. Management determines the rates and terms based on rates paid by competitors, our need for funds or liquidity, overall growth goals and federal and state regulations. The flow of deposits is influenced significantly by general economic conditions, changes in interest rates and competition. The variety of deposit accounts that we offer allows us to be competitive in generating deposits and to respond with flexibility to changes in our customers' demands. We believe that deposits are a stable source of funds, but our ability to attract and maintain deposits at favorable rates will be affected by market conditions, including competition and prevailing interest rates.

The Bank participates in a number of programs collectively designed to allow it to supplement deposit funding from its core customers with brokered deposits garnered from outside the Bank's primary locations. These programs, which include certain facilities for which we have participated in since 2009, are employed by the Bank's management to supplement the funding that the Bank obtains from customer deposits and other borrowings, principally from the FHLBNY, and are used to increase the overall efficiency of the Bank's funding mix. We also participate in reciprocal deposit services for our customers through the Certificate of Deposit Account Registry Services ("CDARS") and Insured Cash Sweep ("ICS") networks. Management intends to continue to use brokered deposits in the future as an integral part of its overall funding strategies. See Note 11 to the consolidated financial statements for further details on our brokered deposits.

As noted above, we participate in reciprocal deposit programs, which enable depositors to receive FDIC insurance coverage for deposits otherwise exceeding the maximum insurable amount. Through these programs, deposits in excess of the maximum insurable amount are placed with multiple participating financial institutions.

As an additional source of funding, we offer a variety of public (municipal) deposit products to the towns, villages, counties and school districts within our market. There is a high degree of seasonality in this component of funding, because the level of deposits varies with the seasonal cash flows for these public customers. We maintain the necessary levels of short-term liquid assets to accommodate the seasonality associated with public deposits. .

Borrowings

The Bank has a number of existing credit facilities available to it. At December 31, 2024, the Bank had existing lines of credit at FHLBNY, the Federal Reserve Bank ("FRB"), and two other correspondent banks. We obtain advances primarily from the FHLBNY utilizing the common stock we own in the FHLBNY, qualifying residential mortgage loans held in portfolio, and certain investment securities as collateral provided certain standards related to creditworthiness are met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. FHLBNY advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending.

Trust Preferred Securities and Subordinated Debt

The Company has a non-consolidated subsidiary trust, Pathfinder Statutory Trust II, of which the Company owns 100% of the common equity. The Trust issued $5,000,000 of 30-year floating rate Company-obligated pooled capital securities of Pathfinder Statutory Trust II ("Floating-Rate Debentures"). The Company borrowed the proceeds of the capital securities from its subsidiary by issuing floating rate junior subordinated deferrable interest debentures having substantially similar terms. The capital securities mature in 2037 and are treated as Tier 1 capital by the FDIC and the Federal Reserve. The capital securities of the trust are a pooled trust preferred fund of Preferred Term Securities VI, Ltd., with interest rates that reset quarterly, and are indexed to the 3-month the Secured Overnight Financing Rate ("SOFR") which is a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities, plus 1.91%. These securities have a five-year call provision. The Company guarantees all of these securities.

The Company's equity interest in the trust subsidiary is included in other assets on the Consolidated Statements of Financial Condition at December 31, 2024 and 2023. For regulatory reporting purposes, the Federal Reserve Board has indicated that the preferred securities will continue to qualify as Tier 1 Capital subject to previously specified limitations, until further notice. If regulators make a determination that Trust Preferred Securities can no longer be considered in regulatory capital, the securities become callable and the Company may redeem them.

On October 14, 2020, the Company executed a private placement of $25.0 million of its 5.50% Fixed to Floating Rate non-amortizing Subordinated Debt (the "2020 Subordinated Debt") to certain qualified institutional buyers and accredited institutional investors. The 2020 Subordinated Debt has a maturity date of October 15, 2030 and initially bear interest, payable semi-annually, at a fixed annual rate of 5.50% per annum until October 15, 2025. Commencing on that date, the interest rate applicable to the outstanding principal amount due will be reset quarterly to an interest rate per annum equal to the then current three month SOFR plus 532 basis points, payable quarterly until maturity. The Company may redeem the 2020 Subordinated Debt at par, in whole or in part, at its option, any time after October 15, 2025 (the first redemption date). The 2020 Subordinated Debt is senior in the Company's credit repayment hierarchy only to the Company's common equity and, and any future senior indebtedness and is intended to qualify as Tier 2 capital for regulatory capital purposes for the Company. The Company paid $783,000 in origination and legal fees as part of this transaction. These fees will be amortized over the life of the 2020 Subordinated Debt through its first redemption date using the effective interest method, giving rise to an effective cost of funds of 6.22% from the issuance date calculated under this method. Accordingly, interest expense related to this transaction of $1.6 million was recorded in both the years ended December 31, 2024 and 2023.

SUPERVISION AND REGULATION

General

Pathfinder Bank is a New York-chartered commercial bank and the Company is a Maryland corporation and a registered bank holding company. The Bank's deposits are insured up to applicable limits by the FDIC. The Bank is subject to extensive regulation by NYSDFS, as its chartering agency, and by the FDIC, its primary federal regulator and deposit insurer. The Bank is required to file reports with, and is periodically examined by, the FDIC and the NYSDFS concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions. As a registered bank holding company, the Company is regulated by the Federal Reserve Board.

The regulatory and supervisory structure establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of depositors and the deposit insurance funds, rather than for the protection of shareholders and creditors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies concerning the establishment of deposit insurance assessment fees, classification of assets and establishment of adequate credit loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the New York State legislature, the NYSDFS, the FDIC, the Federal Reserve Board or the United States Congress, could have a material adverse impact on the financial condition and results of operations of the Company and the Bank.

Set forth below is a summary of certain material statutory and regulatory requirements applicable to the Company and the Bank. The summary is not intended to be a complete description of such statutes and regulations and their effects on the Company and the Bank.

New York Bank Regulation

Pathfinder Bank derives its lending, investment, branching and other authority primarily from the applicable provisions of New York State Banking Law and the regulations of the NYSDFS, as limited by federal laws and regulations. Under these laws and regulations, commercial banks, including Pathfinder Bank, may invest in real estate mortgages, consumer and commercial loans, certain types of debt securities, including certain corporate debt securities and obligations of federal, state and local governments and agencies, certain types of corporate equity securities and certain other assets. Under the statutory authority for investing in equity securities, a bank may invest up to 2% of its assets or 20% of its capital, whichever is less in exchange-registered corporate stock. Investment in the stock of a single corporation is limited to the lesser of 1% of the bank's assets or 15% of the Bank's capital. The Bank's authority to invest in equity securities is constrained by federal law, as explained later. Such equity securities must meet certain earnings ratios and other tests of financial performance. A bank may also exercise trust powers upon approval of the NYSDFS. Pathfinder Bank does not presently have trust powers.

New York State chartered banks may also invest in subsidiaries. A bank may use this power to invest in corporations that engage in various activities authorized for banks, plus any additional activities that may be authorized by the NYSDFS.

Furthermore, New York banking regulations impose requirements on loans which a bank may make to its executive officers and directors and to certain corporations or partnerships in which such persons have equity interests. These requirements include that (i) certain loans must be approved in advance by a majority of the entire Board of Directors and the interested party must abstain from participating directly or indirectly in voting on such loan, (ii) the loan must be on terms that are not more favorable than those offered to unaffiliated third parties, and (iii) the loan must not involve more than a normal risk of repayment or present other unfavorable features.

Under the New York State Banking Law, the Superintendent may issue an order to a New York State chartered banking institution to appear and explain an apparent violation of law, to discontinue unauthorized or unsafe practices and to keep prescribed books and accounts. Upon a finding by the NYSDFS that any director, trustee or officer of any banking organization has violated any law, or has continued unauthorized or unsafe practices in conducting the business of the banking organization after having been notified by the Superintendent to discontinue such practices, such director, trustee or officer may be removed from office after notice and an opportunity to be heard. The Bank does not know of any past or current practice, condition or violation that may lead to any proceeding by the Superintendent or the NYSDFS against the Bank or any of its directors or officers.

The NYSDFS requires New York State-chartered or licensed banks regulated by the NYSDFS, such as the Bank, to adopt broad cybersecurity protections. In particular, the Bank has established a program designed to ensure the safety of its information systems, adopted a written cybersecurity policy, and designated an information security officer. The Bank is subject to ongoing compliance and reporting requirements of the NYSDFS. In November 2023, the NYSDFS amended its cybersecurity regulations to include heightened governance requirements and an expansion of the breadth and depth of required policies and procedures, among other things.

New York State Community Reinvestment Regulation

Pathfinder Bank is also subject to provisions of the New York State Banking Law which imposes continuing and affirmative obligations upon banking institutions organized in New York State to serve the credit needs of its local community ("NYCRA") which are substantially similar to those imposed by the Federal Community Reinvestment Act ("CRA"). Pursuant to the NYCRA, a bank must file copies of all federal CRA reports with the NYSDFS. The NYCRA requires the NYSDFS to make a written assessment of a bank's compliance with the NYCRA every 24 to 36 months, utilizing a four-tiered rating system and make such assessment available to the public. The NYCRA also requires the Superintendent to consider a bank's NYCRA rating when reviewing a bank's application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices or automated teller machines, and provides that such assessment may serve as a basis for the denial of any such application. Pathfinder Bank's NYCRA most recent rating, dated September 30, 2021, was "satisfactory."

Federal Regulations

Capital Requirements. Federal regulations require federally insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets of 8.0%, and a 4.0% Tier 1 capital to total assets leverage ratio.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. Common equity Tier 1 capital is generally defined as common stockholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for credit losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income, up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Pathfinder Bank exercised the opt-out election. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution's capital adequacy, regulators take into consideration, not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions when and where deemed necessary.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management personnel if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. Notwithstanding the foregoing, pursuant to the EGRRCPA, the FDIC finalized a rule that established a community bank leverage ratio ("CBLR"). The CBLR (Tier 1 capital to average consolidated assets) was established at 9% for institutions under $10 billion in assets and such institutions may elect to utilize the CBLR threshold level of capital in lieu of the generally-applicable risk-based capital requirements under Basel III. Such institutions that meet the CBLR threshold and certain other qualifying criteria will automatically be deemed to be well-capitalized. A financial institution can elect to be subject to this new definition. As of December 31, 2024, the Bank did not elect to become subject to the CBLR.

Standards for Safety and Soundness. As required by statute, the federal banking agencies have adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings, compensation, fees and benefits and, more recently, safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Business and Investment Activities. Under federal law, all state-chartered FDIC-insured banks, including commercial banks, have been limited in their activities as principal and in their equity investments to the type and the amount authorized for national banks, notwithstanding state law. Federal law permits certain exceptions to these limitations.

The FDIC is also authorized to permit state banks to engage in state authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if they meet all applicable capital requirements and it is determined that such activities or investments do not pose a significant risk to the FDIC insurance fund. The FDIC has adopted regulations governing the procedures for institutions seeking approval to engage in such activities or investments. The Gramm-Leach-Bliley Act of 1999 specified that a state bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a "financial subsidiary," if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

Prompt Corrective Regulatory Action. Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

"Undercapitalized" banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank's compliance with such a plan must be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional measures, including, but not limited to, a required sale of sufficient voting stock to become adequately capitalized, a requirement to reduce total assets, cessation of taking deposits from correspondent banks, the dismissal of directors or officers and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after being designated "critically undercapitalized."

At December 31, 2024, Pathfinder Bank was well-capitalized.

Transactions with Affiliates and Loans to Insiders. Transactions between a bank and its affiliates are limited by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank holding company ("BHC") and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Sections 23A and 23B of the Federal Reserve Act limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to 10% of such institution's capital stock and surplus and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such institution's capital stock and surplus. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar transactions.

In addition, loans or other extensions of credit by the institution to the affiliate are required to be collateralized in accordance with specified requirements. The law also requires that affiliate transactions be on terms and conditions that are substantially the same, or at least as favorable to the institution, as those provided to non-affiliates.

Pathfinder Bank's authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons, is governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

- be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

- not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Pathfinder Bank's capital.

In addition, extensions of credit in excess of certain limits must be approved by Pathfinder Bank's Board of Directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The FDIC has extensive enforcement authority over insured state banks, including Pathfinder Bank. That enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, enforcement actions may be initiated in response to violations of laws and regulations, breaches of fiduciary duties and unsafe or unsound practices. The FDIC also has authority under federal law to appoint a conservator or receiver for an insured bank under certain circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if the bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized."

Federal Insurance of Deposit Accounts. The Dodd-Frank Act permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor.

The FDIC assesses insured depository institutions to maintain its Deposit Insurance Fund. Under the FDIC's risk-based assessment system, institutions deemed less risky pay lower assessments. Assessments for institutions of less than $10 billion of assets are now based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of failure of an institution's failure within three years.

The FDIC has authority to increase insurance assessments and adopted a final rule in October 2022 to increase initial base deposit insurance assessment rates by two basis points beginning in the first quarterly assessment period of 2023. As a result, effective January 1, 2023, assessment rates for institutions of the Bank's size ranged from 3.5 to 32 basis points. The FDIC may also issue special assessments.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of our deposit insurance.

Community Reinvestment Act. Under the CRA, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA does require the FDIC, in connection with its examination of a bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to establish or acquire branches and merger with other depository institutions. The CRA requires the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. Pathfinder Bank's latest FDIC CRA rating, dated May 13, 2019, was "satisfactory."

On October 24, 2023, the FDIC and the other federal banking agencies issued a final rule to strengthen and modernize the CRA regulations. Under the final rule, banks with assets of at least $600 million as of December 31 in both of the prior two calendar years and less than $2 billion as of December 31 in either of the prior two calendar years will be an "intermediate bank." The agencies will evaluate intermediate banks under the Retail Lending Test and either the current community development test, referred to in the final rule as the Intermediate Bank Community Development Test, or, at the Bank's option, the Community Development Financing Test. The applicability date for the majority of the provisions in the CRA regulations is January 1, 2026, and additional requirements will be applicable on January 1, 2027. The final rule is subject to ongoing litigation, so the legacy regulations remain currently in effect.

Cybersecurity. Banking organizations are required to notify their primary federal regulator as soon as possible, and no later than 36 hours after, the banking organization determines that a "computer-security incident" rising to the level of a "notification incident" has occurred. Notification is required for incidents that have materially affected or are reasonably likely to materially affect the viability of a banking organization's operations, its ability to deliver banking products and services, or the stability of the financial sector. Service providers are required under the rule to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect the banking organization's customers for four or more hours.

Federal Home Loan Bank System. Pathfinder Bank is a member of the Federal Home Loan Bank System, which consists of eleven regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the FHLBNY, Pathfinder Bank is required to acquire and hold a specified amount of shares of capital stock in the FHLBNY. As of December 31, 2024, Pathfinder Bank was in compliance with this requirement.

Other Regulations

Interest and other charges collected or contracted for by Pathfinder Bank are subject to state usury laws and federal laws concerning interest rates. Pathfinder Bank's operations are also subject to federal laws applicable to credit transactions, such as the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

- Real Estate Settlement Procedures Act, requiring that borrowers for mortgage loans for one-to-four family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

- The TILA-RESPA Integrated Disclosure Rule, commonly known as the TRID rule. This rule amended the Truth in Lending Act and the Real Estate Settlement Procedures Act to integrate several consumer disclosures for mortgage loans;

- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

- Truth in Savings Act;

- Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws;

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;

- USA PATRIOT Act, which requires banks operating to, among other things, establish broadened anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

- Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution's privacy policy and provide such customers the opportunity to "opt out" of the sharing of certain personal financial information with unaffiliated third parties.

Holding Company Regulation

The Company, as a Bank Holding Company ("BHC"), is subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956, as amended, as administered by the Federal Reserve Board. The Company is required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval would be required for the Company to acquire direct or indirect ownership or control of any voting securities of any bank or BHC if it would, directly or indirectly, own or control more than 5% of any class of voting shares of the bank or bank holding company.

A BHC is generally prohibited from engaging in, or acquiring, direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing securities brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property under certain conditions; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association.

The Gramm-Leach-Bliley Act of 1999 authorizes a BHC that meets specified conditions, including depository institutions subsidiaries that are "well capitalized" and "well managed," to opt to become a "financial holding company." A "financial holding company" may engage in a broader array of financial activities than permitted a typical bank holding company. Such activities can include insurance underwriting and investment banking. The Company has elected to be a "financial holding company."

On August 28, 2018, pursuant to EGRRCPA, the Federal Reserve Board issued an interim final rule revising the "Small Bank Holding Company Policy Statement" increasing the consolidated asset limit to $3 billion. Under the Policy Statement, a BHC that meets certain Qualitative Requirements:

- is exempt from the FRB's risk-based capital and leverage rules (Appendixes A and D of Regulation Y); and

- may use debt to finance up to 75% of the purchase price of an acquisition allowing a BHC to have a debt-to-equity ratio of up to 3:1.

The Policy Statement now applies to a BHC with consolidated assets of less than $3 billion that meets the following Qualitative Requirements: (i) it is not engaged in significant non-banking activities either directly or through a non-bank subsidiary; (ii) it does not conduct significant off-balance sheet activities, including securitizations or asset management or administration, either directly or through a non-bank subsidiary; or (iii) it does not have a material amount of debt or equity securities outstanding (other than trust preferred securities) that are registered with the SEC. BHCs that meet these Qualitative Requirements are determined to be "Qualifying BHCs". A Qualifying BHC is exempt from the FRB's risk-based capital and leverage rules. As a consequence, it does not have to comply with the Basel III Capital Adequacy rules. Each subsidiary bank of a Qualifying BHC must comply with the Basel III Capital Adequacy rules (or the Community Bank Leverage Ratio) and must be well-capitalized. If any subsidiary bank is not, the Federal Reserve Board expects it to become well-capitalized within a brief period of time. This Policy Statement applies to the Company.

A BHC is generally required to give the Federal Reserve Board prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. The Federal Reserve Board has adopted an exception to that approval requirement for well-capitalized bank holding companies that meet certain other conditions. The Federal Reserve Board has issued guidance which requires consultation with the Federal Reserve Board prior to a redemption or repurchase in certain circumstances.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by BHCs. In general, the Federal Reserve Board's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the BHC appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve Board's policies also require that a BHC serve as a source of financial strength to its subsidiary banks by using available resources to provide capital funds during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. The Dodd-Frank Act codified the source of strength policy. Under the prompt corrective action laws, the ability of a BHC to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

The Company and the Bank will be affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve System. In view of changing conditions in the national economy and in the money markets, it is impossible for management to accurately predict future changes in monetary policy or the effect of such changes on the business or financial condition of the Company or the Bank.

The Company's status as a registered BHC under the Bank Holding Company Act will not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

Federal Securities Laws

The Company's common stock is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. We are subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

The registration under the Securities Act of 1933 of the Company's shares of common stock issued in the Company's initial stock offering does not cover the resale of those shares. Shares of common stock purchased by persons who are not our affiliates may be resold without registration. Shares purchased by our affiliates are subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If we meet the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of ours that complies with the other conditions of Rule 144, including those that require the affiliate's sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of our outstanding shares, or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, we may permit affiliates to have their shares registered for sale under the Securities Act of 1933.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. We have prepared policies, procedures and systems designed to ensure compliance with these regulations.

FEDERAL AND STATE TAXATION

Deferred Income Tax Assets and Liabilities. Deferred income tax assets and liabilities are determined using the liability method. Under this method, the net deferred tax asset or liability is recognized for the future tax consequences. This is attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating and capital loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. If current available evidence about the future raises doubt about the likelihood of a deferred tax asset being realized, a valuation allowance is established. The judgment about the level of future taxable income, including that which is considered capital, is inherently subjective and is reviewed on a continual basis as regulatory and business factors change.

Federal Taxation

General. The Bank and the Company are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to the Company or the Bank.

The Company's federal tax returns are statutorily subject to potential audit for the years 2021 through 2024. No federal income tax returns are under audit as of the date of this report.

Method of Accounting. For federal income tax purposes, the Company currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal and state income tax returns.

Bad Debt Reserves. Prior to 1996, Pathfinder Bank was permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at our taxable income. As a result of tax law changes in 1996, Pathfinder Bank was required to use the specific charge-off method in computing its bad debt deduction beginning with its 1996 federal tax return. Savings institutions were required to recapture any excess reserves over those established as of December 31, 1987 (base year reserve). At December 31, 2024, Pathfinder Bank had no reserves subject to recapture in excess of its base year reserves. The Bank continues to be required to use the specific charge-off method to account for tax bad debt deductions.

Taxable Distributions and Recapture. Prior to 1996, bad debt reserves created prior to 1988 were subject to recapture into taxable income if Pathfinder Bank failed to meet certain thrift asset and definitional tests or made certain distributions. Tax law changes in 1996 eliminated thrift-related recapture rules. However, under current law, pre-1988 tax bad debt reserves remain subject to recapture if Pathfinder Bank makes certain non-dividend distributions, repurchases any of its common stock, pays dividends in excess of earnings and profits, or fails to qualify as a "bank" for tax purposes. At December 31, 2024, our total federal pre-base year bad debt reserve was approximately $1.3 million.

Net Operating Loss Carryovers. Federal tax law allows net operating losses to be carried forward indefinitely with the net operating loss deduction limited to 80% of taxable income in any carryforward year.

Corporate Dividends Received Deduction. The Company may exclude from its federal taxable income 100% of dividends received from Pathfinder Bank as a wholly-owned subsidiary by filing consolidated tax returns. The corporate dividends received deduction is 65% when the corporation receiving the dividend owns at least 20% of the stock of the distributing corporation. The dividends-received deduction is 50% when the corporation receiving the dividend owns less than 20% of the distributing corporation.

Employee Compensation. A publicly held corporation is not permitted to deduct compensation in excess of $1 million per year paid to certain employees. Federal tax law eliminates certain exceptions to the $1 million limit applicable under prior law related to performance-based compensation, such as equity grants and cash bonuses that are paid only on the attainment of performance goals.

Business Asset Expensing. Federal tax law allows taxpayers to immediately expense the entire cost of certain depreciable tangible property and real property improvements acquired and placed in service after September 27, 2017 and before January 1, 2023 (with an additional year for certain property). This 100% bonus depreciation is phased out proportionately for property placed in service on or after January 1, 2023 and before January 1, 2027 (with an additional year for certain property).

State Taxation

Pathfinder Bancorp, Inc., Pathfinder Bank, Whispering Oaks, and Pathfinder Risk Management Corporation report income on a combined basis to New York State. The New York State franchise tax is imposed in an amount equal to the greater of 6.5% of Business Income for companies with a Business Income Base up to $5 million, or 7.25% for companies with a Business Income Base greater than $5 million, 0.1875% of average Business Capital, or a fixed dollar amount based on New York sourced gross receipts.

As a Maryland business corporation, the Company is required to file an annual report with, and pay franchise taxes to, the State of Maryland.

HUMAN CAPITAL RESOURCES

Our Mission

Our Mission, which is thoroughly communicated to all of our team members, is "To foster relationships with individuals and businesses within our communities to be the financial provider of choice. Our goal is to continually enhance the value of the Bank for the benefit of our shareholders, customers, employees and communities."

Our Values

Our workplace culture is grounded in our customer and employee value proposition. We have adopted a formally-stated set of Values, which are also ingrained in our human capital resource management programs. These Values state that we are:

- Competent Professionals
- Service-Driven
- A Family
- Respectful
- Compassionate
- Proud
- Honest

Each of the Values, outlined above, are further defined in our internal communications, recognition programs, training programs and team-oriented activities.

Human Capital

The success of our business is highly dependent on our team members, who provide value to our customers and communities through their dedication to our mission and values. We define, exemplify and foster our culture by the Values listed above. We value our team members by investing in a healthy work-life balance, competitive compensation and benefit packages, and a vibrant, team-oriented environment centered on professional service and open communication among team members. We strive to build and maintain a high-performing culture by creating a work environment that attracts and retains outstanding, engaged team members who embody our company mantra of "*Local. Community. Trust.*"

Demographics

At December 31, 2024, we employed 186 team members, of which 172 were full-time, 10 were part-time, three were interns, and one was temporary. Our staff is comprised of approximately 74% women. We continue to grow and employ team members respectively across our three-county footprint as follows:

Date	Headcount
12/31/2024	186
12/31/2023	174
12/31/2022	174
12/31/2021	173
12/31/2020	183

At December 31, 2024, approximately 55% of our staff was employed at our bank branch and loan production offices, with the remainder of our team employed within all other functional areas, including our customer-facing electronic commerce and call center units. None of these employees are represented by a collective bargaining agreement and management considers its relationship with employees to be good. During fiscal year 2024, we hired 71 employees, of which 56 were full-time, four were part-time, four were temporary, and seven were interns. Our voluntary turnover rates for the previous five years are as follows:

Year	Voluntary Turnover %
2024	23.7%
2023	23.4%
2022	25.0%
2021	24.2%
2020	13.2%

Culture

An open-minded community that engages excellence is fundamental to supporting the Pathfinder Bank vision to be a local bank that the community trusts. The communities in which we serve include persons of various race, ethnicity, gender, sexual orientation, socioeconomic status, age, physical and cognitive ability, religion and political belief. We are committed to valuing and sharing the strength of our differences in a safe and positive environment, while maintaining selection and promotion processes that are without bias.

This commitment is essential to reflecting the values of our team members and the society we serve today. It makes business sense because it helps us to attract and retain the best talent, it enables us to understand and meet clients' needs more effectively and thus provide a better quality service. We continue our commitment to equal employment opportunity through a robust anti-discrimination plan, which includes annual compensation analyses and ongoing reviews of our selection and hiring practices.

For the year 2024, the population of our workforce was as follows:

Ethnicity	%
American Indian or Alaska Native	0.5%
Asian	1.6%
Black or African American	0.5%
Hispanic or Latino	2.7%
Two or more races (Not Hispanic or Latino)	0.5%
White	94.2%

Age Range	Total
18-25	21
26-35	63
36-45	46
46-55	22
56-65	29
Over 65	5
Grand Total	186

Compensation and Benefits

We provide a competitive compensation and benefits program to help meet the needs of our team members. In addition to salaries, these programs include annual bonuses, stock awards, a 401(k) Plan with an employer matching contribution in addition to an employer-paid annual contribution, healthcare and other insurance benefits, health savings, flexible spending accounts, paid time off, family leave, identity theft protection, telemedicine service, and an employee assistance program, including mental health services. The Company has surveyed employees to determine their benefits program preferences and has made program changes accordingly.

Learning and Development

We invest in the growth and development of our team members by providing a multi-dimensional approach to learning that empowers, intellectually grows, and professionally develops our colleagues. We encourage and support the growth and development of our team members and, wherever possible, seek to fill positions by promotion and transfer from within the organization. Continual learning and career development is advanced through performance and development conversations between team members and their managers, internally developed training programs, customized corporate training engagements and educational reimbursement programs. Reimbursement is available to team members enrolled in pre-approved degree or certification programs at accredited institutions that teach skills or knowledge relevant to our business, in compliance with Section 127 of the Internal Revenue Code, and for seminars, conferences, and other training events team members attend in connection with their job duties.

Retention Efforts

Employee retention helps us operate efficiently and achieve one of our business objectives. We believe our commitment to living out our core values, actively prioritizing concern for our team members' well-being, supporting our team members' career goals, offering competitive wages and providing valuable fringe benefits aids in retention of our top-performing team members. At December 31, 2024, 26.9% of our current staff had been with us for ten years or more. There is a team assigned to retention efforts as a strategic initiative for 2025 and forward.

ITEM 1A: RISK FACTORS

Not required of a smaller reporting company.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 1C: CYBERSECURITY

The Company considers cybersecurity a subset of information security, and as such, cybersecurity risks and controls are assessed in our information security risk assessment and managed in our Information & Cybersecurity Program & Policy ("ICPP"). The ICPP is developed and maintained utilizing the Federal Financial Institutions Examination Council ("FFIEC") Information Technology Examination Handbook, FDIC and NYSDFS guidance and regulations, and Gramm-Leach–Bliley Act, and represents the standards, policies, procedures, and guidelines defining the Company's security requirements and related activities, which includes risk management and risk assessment practices. Management has designated the Information Security Officer ("ISO"), who has 15 years of experience, along with the Technology Steering Committee, with implementing and monitoring the ICPP. The Company's Information Technology ("IT") department consists of the Chief Information Officer ("CIO"), who has 16 years of experience with the Company, and other key personnel who have years of experience and various certifications related to assessing and managing cybersecurity risk. Additionally, the Company has developed a comprehensive enterprise risk management program to monitor risks related to its operations, including cybersecurity risk, and the Company's Chief Risk Officer has primary responsibility for the enterprise risk management program. Management also engages the services of third parties to assist the ISO with their tasks. The Company believes that risk management is a component of overall governance and that IT risk management is a component of overall risk management.

The Company recognizes that our overall security culture contributes to the effectiveness of our ICPP. The Company has developed an enterprise risk management program that identifies, prioritizes and provides a formal structure for the internal and external risks that impact the organization. The Board of Directors sets the tone and direction for the Company's use of IT and has identified the Technology Steering Committee as having primary responsibility for oversight of the Company's risk exposures and risk assessments and policies, including risks related to cybersecurity. The Board of Directors and Technology Steering Committee approve and periodically review and re-approve the policy and other IT related policies. While the Board of Directors may delegate the design, implementation, and monitoring of certain IT activities to the CIO or designee, the full Board of Directors remains responsible for overseeing IT strategies and policies, including cybersecurity. To help carry out their responsibilities, Directors, management, and all employees are periodically trained to understand IT activities and risks, including cybersecurity risks. Management, via the Technology Steering Committee and ISO, or combination, provides a status report to the Board of Directors at least annually, with more frequent communications as necessary. The report describes the overall status of the ICPP and material matters related to the program, including security breaches, cybersecurity assessments, cybersecurity awareness training for employees and the Board of Directors.

The Company utilizes third-party threat analysis tools such as penetration testing and vulnerability scanning to assist in understanding and supporting the measurement of information security related risks. Additionally, the Company uses a third-party tool to help management identify current cybersecurity risks and control maturity levels, and to evaluate overall cybersecurity preparedness. The Company conducts gap analysis and action plans designed to identify potential actions that improve our overall cybersecurity posture, and periodically reevaluates both cybersecurity risks and controls to assure they are commensurate with our size and complexity and are keeping pace with the overall cybersecurity threat environment.

Management also obtains, analyzes, and responds to information from various sources on cybersecurity threats and vulnerabilities that may affect the Company, while incorporating available information on cybersecurity events into our risk assessment. Additionally, management develops, maintains, and updates a repository of cybersecurity threat and vulnerability information that may be used in conducting risk assessments, and ultimately provide updates to the Board of Directors on cybersecurity risk trends. The Company has not experienced any cybersecurity incidents in the past that have individually or in the aggregate had a materially adverse effect on our business, financial condition or results of operations.

Additionally, the Company conducts due diligence in the selection and on-going monitoring of third-party service providers. Management is responsible for ensuring that such third parties use suitable information security controls when providing services to us. As part of the oversight of third-party service providers, management will determine whether cybersecurity risks are identified, measured, mitigated, monitored, and reported by such third parties.

ITEM 2: PROPERTIES

The Company has seven offices located in Oswego County, five offices located in Onondaga County and one limited purpose office located in Oneida County. Management believes that the Bank's facilities are adequate for the business conducted. The following table sets forth certain information concerning the main office and each branch office of the Bank at December 31, 2024. The aggregate net book value of the Bank's premises and equipment was $19.0 million at December 31, 2024. For additional information regarding the Bank's properties, see Notes 8 and 28 to the consolidated financial statements.

Location	Opening Date	Owned/Leased
Main Office 214 West First Street Oswego, New York 13126	1874	Owned
Plaza Branch 291 State Route 104 East Oswego, New York 13126	1989	Owned [1]
Mexico Branch 3361 Main Street Mexico, New York 13114	1978	Owned
Oswego East Branch 34 East Bridge Street Oswego, New York 13126	1994	Owned
Lacona Branch 1897 Harwood Drive Lacona, New York 13083	2002	Owned
Fulton Branch 5 West First Street South Fulton, New York 13069	2003	Owned
Central Square Branch 3025 East Ave Central Square, New York 13036	2005	Owned
Cicero Branch 6194 State Route 31 Cicero, New York 13039	2011	Owned
Pike Block Branch 109 West Fayette Street Syracuse, New York 13202	2014	Leased [2]
Clay Branch 3775 State Route 31 Liverpool, NY 13090	2018	Leased [3]
Southwest Corridor Branch 506 West Onondaga Street Syracuse, NY 13204	2022	Leased [4]
East Syracuse Branch 6611 Manlius Center Road East Syracuse, NY 13057	2024	Leased [5]
Utica Loan Production Office 258 Genesee Street Utica, New York 13502	2017	Leased [6]

[1] The building is owned; the underlying land is leased with an annual rent of $40,000.
[2] The premises are leased with an annual rent of $93,000.
[3] The premises are leased with an annual rent of $77,000.
[4] The premises are leased with an annual rent of $262,000.
[5] The premises are leased with an annual rent of $946,000. The lease began in July 2024 in connection with the Company's acquisition of the East Syracuse branch. Lease expense for 2024 was $425,0000.
[6] The premises are leased with an annual rent of $17,000.

ITEM 3: LEGAL PROCEEDINGS

There are various claims and lawsuits to which the Company is periodically involved that are incidental to the Company's business, most notably foreclosures. In the opinion of management, such claims and lawsuits in the aggregate are not expected to have a material adverse impact on the Company's consolidated financial condition and results of operations at December 31, 2024.

ITEM 4: MINE SAFETY DISCLOSURE

Not applicable.

PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's voting common stock trades on the NASDAQ Capital Market under the symbol "PBHC."

There were 292 shareholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms) as of March 24, 2025.

The Company did not repurchase any shares of its common stock for the year ended December 31, 2024.

Equity Compensation Plan Information

The following table provides information as of December 31, 2024 with respect to shares of voting common stock that may be issued under the Company's existing equity compensation plans. See Note 15.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	138,779	$ 11.00	300,000
Equity compensation plans not approved by stockholders	N/A	N/A	N/A

Dividends and Dividend History

The Company has historically paid regular quarterly cash dividends on its common stock. The Board of Directors presently intends to continue the payment of regular quarterly cash dividends, subject to the need for those funds for debt service and other purposes. Payment of dividends on the common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, Pathfinder Bank and its subsidiaries' results of operations and financial condition, tax considerations, and general economic conditions. More details are included within the section titled Regulation and Supervision.

ITEM 6: RESERVED

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

INTRODUCTION

Throughout Management's Discussion and Analysis ("MD&A") the term, the "Company", refers to the consolidated entity of Pathfinder Bancorp, Inc. Pathfinder Bank (the "Bank") and Pathfinder Statutory Trust II are wholly owned subsidiaries of Pathfinder Bancorp, Inc.; however, Pathfinder Statutory Trust II is not consolidated for reporting purposes (see Note 13 of the consolidated financial statements). Pathfinder Risk Management Company, Inc., and Whispering Oaks Development Corp. are wholly owned subsidiaries of Pathfinder Bank.

On October 16, 2014, Pathfinder Bancorp, MHC converted from the mutual holding company form of organization to the stock holding company form of organization (the "Conversion"). Following the completion of the Conversion, the Company was created substantially in its current form and Pathfinder Bancorp, MHC ceased to exist. The Company had 6,125,649 and 6,099,571 shares of voting and non-voting common stock in aggregate outstanding at December 31, 2024 and December 31, 2023, respectively.

Since the Conversion, we have substantially transformed our business activities from those of a traditional savings bank to those of a commercial bank. This transformation of activities has significantly affected the overall composition of our balance sheet. While not reducing our role as a leading originator of one-to-four family residential real estate loans within our marketplace, which had been our primary focus as a savings bank, we have substantially grown our commercial business and commercial real estate loan portfolios since the Conversion. As a commercial bank, we have been able to offer customized products and services to meet individual commercial customer needs and thereby more definitively differentiate our services from those offered by our competitors. As a result, we have been able to create a substantially more diversified loan portfolio than the one that was in place before the completion of the Conversion. When compared to the Bank's loan portfolio composition prior to the Conversion, it is our view that our current asset portfolio (1) significantly improves upon the distribution of credit risk across a broader range of borrowers, industries and collateral types, and (2) is more likely to generate consistent net interest margin in a broader range of interest rate environments due to the portfolio's increased percentage of shorter-term and/or adjustable-rate assets. In a concurrent effort, the Bank has been able to fund the majority of the high level of growth in our loan portfolios primarily with deposits gathered from our local community. We believe that we have gathered these deposits at a reasonable overall cost in terms of deposit interest rates, as well as at a reasonable overall level of related infrastructure and customer support service expenses.

On May 8, 2019, the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with Castle Creek Capital Partners VII, L.P. ("Castle Creek"), pursuant to which the Company sold: (i) 37,700 shares of the Company's common stock, par value $0.01 per share, at a purchase price of $14.25 per share (the "Common Stock"); (ii) 1,155,283 shares of a new series of preferred stock, Series B convertible perpetual preferred stock, par value $0.01 per share, at a purchase price of $14.25 per share (the "Series B Preferred Stock"); and (iii) a warrant, with an approximate fair value of $373,000, to purchase 125,000 shares of Common Stock at an exercise price equal to $14.25 per share (the "Warrant"), in a private placement transaction (the "Private Placement") for gross proceeds of approximately $17.0 million. The Securities Purchase Agreement contains significant representations, warranties, and covenants of the Company and Castle Creek.

On May 8, 2019, the Company filed Articles Supplementary with the Maryland Department of Assessments and Taxation to issue 1,155,283 shares of Series B Preferred Stock to Castle Creek. Each share of the Series B Preferred Stock was convertible on a one-for-one basis into either (i) Common Stock under certain circumstances or (ii) non-voting common stock, par value $0.01 per share (which will also be convertible into Common Stock), subject to approval of the creation of such class of non-voting common stock by the Company's stockholders.

The Company also entered into subscription agreements dated as of May 8, 2019 (the "Subscription Agreements") with certain directors and executive officers of the Company as well as other accredited investors. Pursuant to the Subscription Agreements, the investors purchased an aggregate of 269,277 shares of Common Stock at $14.25 per share for gross proceeds of approximately $3.8 million, before payment of placement fees and related costs and expenses. The Subscription Agreements contain representations, warranties, and covenants of the purchasers and the Company that are customary in private placement transactions. The subscription agreements were also part of the Private Placement, and the term "Private Placement" includes both transactions.

In total, therefore, the Company issued 306,977 shares of Common Stock, 1,155,283 shares of Series B Preferred Stock and the Warrant at the conclusion of the Private Placement. The transaction raised $20.8 million in gross proceeds and the final net cash received from the Private Placement, after all issuance expenses, including placement fees and all other issuance/due diligence costs of $927,000 and $342,000, respectively, was $19.6 million. The fair value of the Warrant at the time of issuance was $373,000.

Pursuant to NASDAQ rules, Castle Creek could not convert the Series B Preferred Stock or, in the future, the non-voting common stock into Common Stock, or exercise the Warrant if doing so would cause Castle Creek, when combined with the purchases of certain directors and executive officers of the Company as well as other accredited investors in the Private Placement, to own more than 19.99% of the Common Stock outstanding immediately prior to the execution of the Securities Purchase Agreement (the "Exchange Cap"). The Company was required to request stockholder approval to eliminate the Exchange Cap no later than at the 2021 annual meeting of Company shareholders. In addition, at the same meeting, the Company was required to seek shareholder approval to create a class of non-voting convertible common stock. Castle Creek will need the approval or non-objection of the Board of Governors of the Federal Reserve System and the New York State Department of Financial Services if it seeks to increase its ownership of shares of Common Stock in excess of 9.9% of the outstanding shares of Common Stock.

Holders of the Series B Preferred Stock were entitled to receive dividends if declared by the Company's Board of Directors, in the same per share amount as paid on the Common Stock. No dividends would be payable on the Common Stock unless a dividend identical to that paid on the Common Stock was payable at the same time on the Series B Preferred Stock. The Series B Preferred Stock would rank, as to payments of dividends and distribution of assets upon dissolution, liquidation or winding up of the Company, *pari passu* with the Common Stock pro rata. Holders of Series B Preferred Stock had no voting rights except as was required by law. The Series B Preferred Stock was not redeemable by either the Company or by the holder.

As discussed above, pursuant to the Securities Purchase Agreement, on May 8, 2019, the Company issued a Warrant to Castle Creek to purchase 125,000 shares of non-voting common stock at an exercise price equal to $14.25 per share. At the same time, the Company entered into a Warrant Agreement with Castle Creek, to, among other things, authorize and establish the terms of the Warrant. The Warrant is exercisable at any time after May 8, 2019, and from time to time, in whole or in part, until May 8, 2026. However, the exercise of such Warrant remains subject to certain contractual provisions, and regulatory approval if Castle Creek's ownership of Common Stock would exceed 9.9%. At December 31, 2024, Castle Creek owned approximately 9.9% of the Company's common voting stock. The Warrant will receive dividends equal to the amount paid on the Company's common stock. The dividend payment shall be calculated on (1) the unexercised portion of the 125,000 notional shares encompassed within the terms of the Warrant, less (2) any exercised portion of the 125,000 shares, times (3) the amount of the quarterly dividend paid to common shareholders. Dividend payments, if declared on the Company's common stock, will be made on the Warrant until its expiration date.

Following the Private Placement, the Company used the net cash received from the transaction to strengthen the Company's general capital and liquidity positions, fund growth within our marketplace, purchase certain loan assets, and increase the regulatory capital position of the Bank. The Company will continue to use the additional capital raised through the Private Placement primarily to support the realization of continued growth opportunities within our marketplace and, to a lesser extent, for general corporate purposes.

Pursuant to the terms of the Securities Purchase Agreement, Castle Creek is entitled to have one representative appointed to the Company's Board of Directors for so long as Castle Creek, together with its respective affiliates, owns, in the aggregate, 4.9% or more of all of the outstanding shares of the Company's Common Voting Stock. If Castle Creek, together with its respective affiliates, owns, in the aggregate, 4.9% or more of all of the outstanding shares of the Company's Common Voting Stock and does not have a board representative appointed to the Company's Board of Directors, the Company will invite a person designated by Castle Creek to attend meetings of the Company's Board of Directors as an observer. On June 30, 2023, the Company's Board of Directors appointed Anthony R. Scavuzzo, a representative of Castle Creek, to the Board of Directors.

On November 13, 2020, the Company entered into an agreement (the "Exchange Agreement") with Castle Creek providing for the exchange of 225,000 shares of the Company's Common stock owned by Castle Creek for 225,000 shares of the Company's Series B Preferred Stock. The exchange was consummated simultaneously with the execution and delivery of the Exchange Agreement. The Company and Castle Creek entered into the Exchange Agreement to enable the equity ownership of Castle Creek to comply with applicable banking laws and regulations.

As a result of the Exchange Agreement, on November 13, 2020, the Company issued to Castle Creek 225,000 shares of its Series B Preferred Stock in exchange for an equivalent number of shares of Company Common Stock held by Castle Creek in a transaction exempt from registration under Section 3(a)(9) of the Securities Act of 1933, as amended. Castle Creek was the only stockholder of the Series B Preferred Stock. The Company received no cash proceeds as a result of the exchange. In addition, the Company did not pay any commission or remuneration for the solicitation of the exchange.

On November 13, 2020, the Company filed an amendment to the Articles Supplementary to the Articles of Incorporation of the Company designating the Series B Preferred Stock with the Maryland Department of Assessments and Taxation to increase the classified number of shares of the Series B Preferred Stock from 1,155,283 to 1,506,000 to allow for the additional issuance of Series B Preferred Stock to Castle Creek. There were no other changes made to the preferences, limitations, powers and relative rights of the Series B Preferred Stock.

On June 4, 2021, shareholders of the Company approved an amendment to the Company's Articles of Incorporation to authorize Non-Voting Common Stock, and to eliminate the Exchange Cap. On June 9, 2021, the Company filed Articles Supplementary to the Articles of Incorporation of the Company (the "Articles Supplementary") with the Maryland State Department of Assessments and Taxation creating a Class A Non-Voting Common Stock, par value $0.01 per share ("Non-Voting Common Stock"). The Articles Supplementary authorized 1,505,283 shares of the Non-Voting Common Stock which Castle Creek received in exchange for the Company's outstanding Series B Preferred Stock on a one for one basis and allowed for the issuance of 125,000 shares of Non-Voting Common Stock that may be issued upon the exercise of the Warrant.

The preferences, limitations, powers and relative rights of the Non-Voting Common Stock are set forth in the Articles Supplementary, a summary of which follows:

Ranking: The Non-Voting Common Stock will rank, as to the payment of dividends and distribution of assets upon dissolution, liquidation or winding up of the Company, (i) *pari passu* with the Company's Common Stock, and (ii) subordinate and junior to all other securities of the Company which, by their respective terms, are senior to the Non-Voting Common Stock or the Company's Common Stock.

Dividend Rights: Holders of the Non-Voting Common Stock will be entitled to receive dividends when, as and if declared by the Company's Board of Directors, in the same per share amount as paid on Company's Common Stock. No dividends will be payable on the Company's Common Stock unless a dividend identical to that paid on the Company's Common Stock is payable at the same time on the Non-Voting Common Stock in an amount per share equal to the product of (i) the per share dividend declared and paid in respect of each share of the Company's Common Stock and (ii) the number of shares of the Company's Common Stock into which such share of Non-Voting Common Stock is then convertible (without regard to limitations on conversion of such Non-Voting Common Stock); provided that if any stock dividend is declared on the Company's Common Stock, the holders of Non-Voting Common Stock will be entitled to receive such dividend payable in shares of Non-Voting Common Stock.

Voting: The holders of shares of Non-Voting Common Stock have no voting rights, except as may be required by Maryland law and as set forth in the Articles Supplementary. So long as any shares of Non-Voting Common Stock are issued and outstanding, the Company will not (including by means of merger, consolidation or otherwise) without obtaining the approval of the holders of a majority of the issued and outstanding shares of Non-Voting Common Stock:

- alter or change the rights, preferences, privileges or restrictions provided for the benefit of the holders of the Non-Voting Common Stock so as to affect them adversely;

- increase or decrease the authorized number of shares of Non-Voting Common Stock; or

- enter into any agreement, merger or business combination, or engage in any other transaction, or take any action that would have the effect of adversely changing any preference or any relative or other right provided for the benefit of the holders of the Non-Voting Common Stock.

Redemption and Repurchase: The Non-Voting Common Stock is not redeemable by the Company or the holder. However, in the event that the Company offers to repurchase shares of the Company's Common Stock, the Company must offer to repurchase shares of the Non-Voting Common Stock pro rata based upon the number of shares of the Company's Common Stock such holders would be entitled to receive if such shares were converted into shares of the Company's Common Stock immediately prior to such repurchase.

Conversion: Each share of Non-Voting Common Stock will be convertible into one share of the Company's Common Stock (i) at any time and from time to time at the request of the holder thereof or at the written request of the Company; provided that upon such conversion, the holder, together with all affiliates of the holder, will not own or control in the aggregate more than 9.9% of the Company's Common Stock (or of any class of the Company's voting securities), excluding for the purpose of this calculation any reduction in the ownership resulting from transfers by such holder of voting securities (which, for the avoidance of doubt, does not included the Non-Voting Common Stock); or (ii) automatically, without any further action of the part of the holder, on the date that the holder transfers such share of Non-Voting Common Stock to a non-affiliate of the holder in a permissible transfer.

SELECTED FINANCIAL DATA

The following selected consolidated financial data sets forth certain financial highlights of the Company and should be read in conjunction with the consolidated financial statements and related notes:

					At or for the year ended December 31,					
(In thousands, except per share amounts)		2024		2023		2022		2021		2020
Year End										
Total assets	$	1,474,874	$	1,465,798	$	1,399,921	$	1,285,177	$	1,227,443
Investment securities available-for-sale		269,331		258,716		191,726		190,598		128,261
Investment securities held-to-maturity		158,683		179,286		194,402		160,923		171,224
Loans receivable, net		901,743		881,232		882,435		819,524		812,718
Deposits		1,204,524		1,120,067		1,125,430		1,055,346		995,907
Borrowings and subordinated debt		118,175		205,513		145,730		106,661		121,450
Shareholders' equity		121,483		120,256		111,582		110,633		97,722
For the Year										
Total interest income	$	78,357	$	67,663	$	51,098	$	45,827	$	42,507
Total interest expense		37,368		28,744		9,695		7,532		10,864
Net interest income		40,989		38,919		41,403		38,295		31,643
Provision for credit losses		10,973		2,930		2,754		1,022		4,707
Net interest income after provision for credit losses		30,016		35,989		38,649		37,273		26,936
Total noninterest income		9,561		5,190		5,914		6,231		6,485
Total noninterest expense		34,417		29,395		28,874		27,495		25,080
Income before income taxes		5,160		11,784		15,689		16,009		8,341
Income tax expense		332		2,362		2,656		3,499		1,295
Net income attributable to noncontrolling interest		1,445		129		101		103		96
Net income attributable to Pathfinder Bancorp, Inc.	$	3,383	$	9,293	$	12,932	$	12,407	$	6,950
Convertible preferred stock dividends		-		-		-		97		291
Warrant dividends		50		45		45		35		30
Undistributed earnings allocated to participating securities		216		1,729		2,666		2,699		1,224
Net income available to common shareholders	$	3,117	$	7,519	$	10,221	$	9,576	$	5,405
Per Share										
Income per share - basic	$	0.54	$	1.51	$	2.13	$	2.07	$	1.17
Income per share - diluted		0.54		1.51		2.13		2.07		1.17
Book value per common share		19.83		19.59		18.40		18.43		17.56
Tangible book value per common share (a)		18.03		18.83		17.63		17.66		16.53
Cash dividends declared		0.40		0.36		0.36		0.28		0.24
Performance Ratios										
Return on average assets		0.23 %		0.67 %		0.96 %		0.98 %		0.60 %
Return on average equity		2.75		8.09		11.77		11.91		7.43
Average equity to average assets		8.47		8.26		8.17		8.26		8.02
Shareholders' Equity to total assets at end of year		8.24		8.15		7.93		8.58		7.94
Net interest rate spread		2.37		2.47		3.05		3.06		2.68
Net interest margin		2.98		2.95		3.24		3.21		2.88
Average interest-earning assets to average interest-bearing liabilities		122.58		121.63		124.03		124.61		120.49
Noninterest expense to average assets		2.37		2.11		2.15		2.18		2.15
Efficiency ratio (a) (b)		72.53		66.74		60.81		61.80		67.69
Dividend payout ratio		78.28		28.95		20.87		16.17		20.39
Return on average common equity		2.75		8.09		11.77		11.91		8.92

	At December 31,				
	2024	2023	2022	2021	2020
Asset Quality Ratios					
Nonperforming loans to year end loans	2.40 %	1.92 %	1.00 %	1.00 %	2.58 %
Nonperforming assets to total assets	1.50	1.19	0.66	0.65	1.74
Allowance for credit losses to year end loans	1.88	1.78	1.71	1.57	1.55
Allowance for credit losses to nonperforming loans	78.08	92.73	169.93	155.99	59.89
Regulatory Capital Ratios (Bank Only)					
Total capital (to risk-weighted assets)	14.65 %	15.05 %	15.14 %	15.19 %	13.13 %
Tier 1 capital (to risk-weighted assets)	13.40	13.80	13.88	13.94	11.87
Tier 1 capital (to adjusted assets)	9.67	10.11	9.67	9.52	8.63
Tier 1 Common Equity (to risk-weighted assets)	13.40	13.80	13.88	13.94	11.87
Number of:					
Banking offices	13	12	12	11	11
Fulltime equivalent employees	175	164	160	161	176

(a)   See table below for reconciliation of the non-GAAP financial measures.

(b)   The efficiency ratio is calculated as noninterest expense divided by the sum of net interest income and noninterest income, excluding net gains on sales, redemptions and impairment of investment securities and net gains (losses) on sales of loans and foreclosed real estate.

NON-GAAP FINANCIAL INFORMATION

Regulation G, a rule adopted by the Securities and Exchange Commission (SEC), applies to certain SEC filings, made by registered companies that contain "non-GAAP financial measures." GAAP is generally accepted accounting principles in the United States of America. Under Regulation G, companies making public disclosures containing non-GAAP financial measures must also disclose, along with each non-GAAP financial measure, certain additional information, including a reconciliation of the non-GAAP financial measure to the closest comparable GAAP financial measure (if a comparable GAAP measure exists) and a statement of the Company's reasons for utilizing the non-GAAP financial measure as part of its financial disclosures. The SEC has exempted from the definition of "non-GAAP financial measures" certain commonly used financial measures that are not based on GAAP. When these exempted measures are included in public disclosures, supplemental information is not required. Financial institutions, like the Company and its subsidiary bank, are subject to an array of bank regulatory capital measures that are financial in nature but are not based on GAAP and are not easily reconcilable to the closest comparable GAAP financial measures, even in those cases where a comparable measure exists. The Company follows industry practice in disclosing its financial condition under these various regulatory capital measures, including period-end regulatory capital ratios for its subsidiary bank, in its periodic reports filed with the SEC, and does so without compliance with Regulation G, on the widely-shared assumption that the SEC regards such non-GAAP measures to be exempt from Regulation G. The Company uses in this regulatory filing additional non-GAAP financial measures that are commonly utilized by financial institutions and have not been specifically exempted by the SEC from Regulation G. The Company provides, as supplemental information, such non-GAAP measures included in this document as described immediately below.

(In thousands, except per share amounts)	At or for the year ended December 31,				
	2024	2023	2022	2021	2020
Per Share					
Book value per common share					
Total Pathfinder Bancorp, Inc. shareholders' equity (book value) (GAAP)	$ 121,483	$ 119,495	$ 110,997	$ 110,287	$ 97,456
Preferred stock	-	-	-	-	17,901
Total shares outstanding	6,126	6,100	6,032	5,983	4,531
Book value per common share	$ 19.83	$ 19.59	$ 18.40	$ 18.43	$ 17.56
Total common equity					
Total equity (GAAP)	$ 121,483	$ 119,495	$ 110,997	$ 110,287	$ 79,555
Goodwill	5,056	4,536	4,536	4,536	4,536
Intangible assets	5,989	85	101	117	133
Tangible common equity	$ 110,438	$ 114,874	$ 106,360	$ 105,634	$ 74,886
Tangible book value per common share					
Tangible common equity	$ 110,438	$ 114,874	$ 106,360	$ 105,634	$ 74,886
Total shares outstanding	6,126	6,100	6,032	5,983	4,531
Tangible book value per common share	$ 18.03	$ 18.83	$ 17.63	$ 17.66	$ 16.53
Performance Ratios					
Efficiency ratio					
Operating expenses (numerator)	$ 34,417	$ 29,395	$ 28,874	$ 27,495	$ 25,080
Net interest income	40,989	38,919	41,403	38,295	31,643
Noninterest income	9,561	5,190	5,914	6,231	6,485
Less: (Losses) gains on the sales and redemptions of investment securities	(71)	62	(169)	37	1,076
Less: Gain on asset sale	3,169	-	-	-	-
Denominator	$ 47,452	$ 44,047	$ 47,486	$ 44,489	$ 37,052
Efficiency ratio	72.53 %	66.74 %	60.81 %	61.80 %	67.69 %
Dividend payout ratio					
Dividends declared (numerator)	$ 2,440	$ 2,177	$ 2,143	$ 1,548	$ 1,102
Net income available to common shareholders (denominator)	3,117	7,519	10,221	9,576	5,405
Dividend payout ratio	78.28 %	28.95 %	20.97 %	16.17 %	20.39 %
Return on average common equity					
Net income attributable to Pathfinder Bancorp Inc. (GAAP) (numerator)	$ 3,383	$ 9,293	$ 12,932	$ 12,407	$ 6,950
Average equity	122,901	114,824	109,898	104,131	93,586
Average preferred stock	-	-	-	-	15,709
Denominator	$ 122,901	$ 114,824	$ 109,898	$ 104,131	$ 77,877
Return on average common equity	2.75 %	8.09 %	11.77 %	11.91 %	8.92 %

(In thousands, except per share amounts)	At or for the year ended December 31,				
	2024	2023	2022	2021	2020
Regulatory Capital Ratios (Bank Only)					
Total capital (to risk-weighted assets)					
Total equity (GAAP)	$ 140,641	$ 137,943	$ 126,148	$ 121,896	$ 106,720
Goodwill	(5,056)	(4,536)	(4,536)	(4,536)	(4,536)
Intangible assets	(5,989)	(85)	(101)	(117)	(133)
Addback: Accumulated other comprehensive income	9,144	9,605	12,172	1,268	2,236
Total Tier 1 Capital	$ 138,740	$ 142,927	$ 133,683	$ 118,511	$ 104,287
Allowance for loan and lease losses	13,007	12,995	12,076	10,655	11,002
Total Tier 2 Capital	$ 13,007	$ 12,995	$ 12,076	$ 10,655	$ 11,002
Total Tier 1 plus Tier 2 Capital (numerator)	$ 151,747	$ 155,922	$ 145,759	$ 129,166	$ 115,289
Risk-weighted assets (denominator)	1,035,557	1,035,747	962,861	850,157	878,380
Total core capital to risk-weighted assets	14.65 %	15.05 %	15.14 %	15.19 %	13.13 %
Tier 1 capital (to risk-weighted assets)					
Total Tier 1 capital (numerator)	$ 138,740	$ 142,927	$ 133,683	$ 118,511	$ 104,287
Risk-weighted assets (denominator)	1,035,557	1,035,747	962,861	850,157	878,380
Total capital to risk-weighted assets	13.40 %	13.80 %	13.88 %	13.94 %	11.87 %
Tier 1 capital (to adjusted assets)					
Total Tier 1 capital (numerator)	$ 138,740	$ 142,927	$ 133,683	$ 118,511	$ 104,287
Total average assets	1,445,991	1,418,313	1,387,480	1,249,752	1,212,512
Goodwill	(5,056)	(4,536)	(4,536)	(4,536)	(4,536)
Intangible assets	(5,989)	(85)	(101)	(117)	(133)
Adjusted assets (denominator)	$1,434,946	$1,413,692	$1,382,843	$1,245,099	$1,207,843
Total capital to adjusted assets	9.67 %	10.11 %	9.67 %	9.52 %	8.63 %
Tier 1 Common Equity (to risk-weighted assets)					
Total Tier 1 capital (numerator)	$ 138,740	$ 142,927	$ 133,683	$ 118,511	$ 104,287
Risk-weighted assets (denominator)	1,035,557	1,035,747	962,861	850,157	878,380
Total Tier 1 Common Equity to risk-weighted assets	13.40 %	13.80 %	13.88 %	13.94 %	11.87 %

CRITICAL ACCOUNTING ESTIMATES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow practices within the banking industry. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values, and information used to record valuation adjustments for certain assets and liabilities, are based on quoted market prices or are provided by other third-party sources, when available. When third party information is not available, valuation adjustments are estimated in good faith by management.

The most significant accounting policies followed by the Company are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the consolidated financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the allowance for credit losses, deferred income tax assets and liabilities, pension obligations, the annual evaluation of the Company's goodwill for possible impairment, and the estimation of fair values for accounting and disclosure purposes to be the accounting areas that require the most subjective and complex judgments. These areas could be the most subject to revision as new information becomes available.

Allowance for Credit Losses. On January 1, 2023 the Company adopted the Current Expected Credit Loss ("CECL") model, as required under Accounting Standards Update (ASU) 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The Company adopted the standard, which replaced the incurred loss methodology with CECL for financial instruments measured at amortized cost and other commitments to extend credit. The allowance for credit losses on loans and unfunded commitments is a valuation allowance for management's estimate of expected credit losses in the loan portfolio and commitments to extend credit. Determining the amount of the allowance for credit losses is considered a critical accounting estimate because it requires significant judgment on the use of estimates related to the amount and timing of expected future cash flows on individually evaluated loans, estimated losses on pools of homogeneous loans based on historical loss experience, and environmental factors, all of which may be susceptible to significant change. The Company establishes a specific allowance for all commercial loans in excess of the total related credit threshold of $100,000 and single borrower residential mortgage loans in excess of the total related credit threshold of $300,000 identified as being individually evaluated which are on nonaccrual and have been risk rated under the Company's risk rating system as substandard, doubtful, or loss. The Company also establishes a specific allowance, regardless of the size of the loan, for modified loans due to borrowers experiencing financial difficulties. In addition, an accruing substandard loan could be identified as being individually evaluated. The measurement of individually evaluated loans is generally based upon the present value of future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured based on the fair value of the collateral, less costs to sell. At December 31, 2024, the Bank's position in individually evaluated loans consisted of 45 loans totaling $20.0 million. Of these loans, 15 loans, totaling $3.0 million, were valued using the present value of future cash flows method; and 30 loans, totaling $17.0 million, were valued based on a collateral analysis. For all other loans, the Company uses the general allocation methodology that establishes an allowance to estimate the lifetime loss for each risk-rating category. Note 1 to the consolidated financial statements describes the methodology used to determine the allowance for credit losses and a discussion of the factors driving changes in the amount of the allowance for credit losses is included in this report.

As noted above, the allowance for credit losses ("ACL") represents management's estimate of lifetime losses in the Bank's loan portfolio. Determining the amount of the ACL requires significant judgment on the part of management and the use of estimates related to the amount and timing of expected future cash flows on individually evaluated loans, estimated losses on pools of homogeneous loans based on historical loss experience, as correlated to historical economic metrics and in consideration of current economic trends and conditions, and other qualitative factors, all of which may be susceptible to significant change.

The Company utilizes the Discounted Cash Flow ("DCF") method for its pooled segment calculation. The DCF method implements a probability of default and loss given default and loss exposure at default estimation. The probability of default and loss given default are applied to future cash flows that are adjusted to present value and these discounted expected losses become the Allowance for Credit Losses.

Management also considers Qualitative Factors ("QF") that are likely to cause estimated credit losses with the Company's existing portfolio to differ from historical loss experience, including but not limited to: national and local economic trends and conditions, levels and trends in delinquencies, non-accrual loans and classified assets, trends in volume, terms and concentrations of loans, changes in lending policies and procedures, quality of credit review function and administration, and changes in regulatory environment, management, markets and product offerings. The Company quarterly assesses the magnitude of QF adjustments necessary to be applied to the quantitatively-derived ACL in order to incorporate forward-looking projections in its final evaluation of current expected credit losses.

In estimating the ACL on loans, management considers the sensitivity of the model and significant judgments and assumptions that could result in an amount that is materially different from management's estimate. At December 31, 2024, the Bank held $535.0 million in commercial real estate and commercial & industrial loans (collectively, commercial loans) representing 58.2% of the Bank's entire loan portfolio. The Bank allocated $10.4 million to the ACL for these loans, including $4.3 million derived from the use of qualitative factors in the calculation. Given the concentration of ACL allocation to the total commercial loan portfolio and the significant judgments made by management in deriving the qualitative loss factors, management considers the impact that changes in judgments could have on the ACL. The ACL could increase (or decrease) by approximately $1.1 million, assuming a 25% negative (or positive) change within the group of qualitative factors used to determine the ACL for commercial loans. The sensitivity and related range of impacts for various judgments on the ACL is a hypothetical analysis and is used to determine management's judgments or assumptions of qualitative loss factors that were utilized at December 31, 2024 in the final recorded estimation of the ACL on loans recognized on the Statement of Financial Condition.

If the assumptions underlying the determination of the ACL prove to be incorrect, the ACL may not be sufficient to cover actual credit losses and an increase to the ACL may be necessary in future periods to allow for different assumptions or adverse developments. In addition, future problems with one or more individually evaluated loans or one or more individually evaluated borrower relationships could require a significant increase to the ACL.

Management's methodology and policy in determining the allowance for credit losses can be found in Note 1 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K. The activity in the allowance for credit losses is depicted in supporting tables in Note 6 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Deferred Income Tax Assets and Liabilities. Deferred income tax assets and liabilities are determined using the liability method. Under this method, the net deferred tax asset or liability is recognized for the future tax consequences. This is attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating and capital loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income tax expense in the period that includes the enactment date. If current available evidence about the future raises doubt about the likelihood of a deferred tax asset being realized, a valuation allowance is established. The judgment about the level of future taxable income, including that which is considered capital, is inherently subjective and is reviewed on a continual basis as regulatory and business factors change. For additional information regarding the Company's deferred income taxes, see Note 17 to the consolidated financial statements.

Pension Obligations. Pension and postretirement benefit plan liabilities and expenses are based upon actuarial assumptions of future events, including fair value of plan assets, interest rates, and the length of time the Company will have to provide those benefits. The assumptions used by management are discussed in Note 14 to the consolidated financial statements contained herein.

Evaluation of Goodwill. Management performs an annual evaluation of the Company's goodwill for possible impairment. Based on the results of the 2023 evaluation, management has determined that the carrying value of goodwill is not impaired as of December 31, 2024. The evaluation approach is described in Note 10 of the consolidated financial statements contained herein.

Estimation of Fair Value. The estimation of fair value is significant to several of our assets; including investment securities available-for-sale, interest rate derivative (discussed in detail in Note 22 of the consolidated financial statements), intangible assets, foreclosed real estate, and the value of loan collateral when valuing loans. These are all recorded at either fair value, or the lower of cost or fair value. Fair values are determined based on third party sources, when available. Furthermore, accounting principles generally accepted in the United States require disclosure of the fair value of financial instruments as a part of the notes to the consolidated financial statements. Fair values on our available-for-sale securities may be influenced by a number of factors; including market interest rates, prepayment speeds, discount rates, and the shape of yield curves.

Fair values for securities available-for-sale are obtained from an independent third party pricing service. Where available, fair values are based on quoted prices on a nationally recognized securities exchange. If quoted prices are not available, fair values are measured using quoted market prices for similar benchmark securities. Management made no adjustments to the fair value quotes that were provided by the pricing source. The fair values of foreclosed real estate and the underlying collateral value of individually analyzed loans are typically determined based on evaluations by third parties, less estimated costs to sell. When necessary, appraisals are updated to reflect changes in market conditions.

RECENT EVENTS

On July 19, 2024, the Bank completed the purchase and assumption of the East Syracuse, New York branch of Berkshire Bank. In connection with the purchase, the Bank assumed approximately $186 million in deposit liabilities and acquired approximately $30 million in loans.

On October 15, 2024, the Bank announced that it sold its interest in the FitzGibbons Agency to Marshall & Sterling Enterprises, Inc. The Bank received $1.2 million from the sale in October 2024, and per the closing agreement the Company expects to receive $1.6 million in September 2025. The Company recognized a pre-tax gain of $3.2 million and a net gain of $1.5 million in the fourth quarter of 2024, which are inclusive of the deferred income expected in September 2025.

On December 23, 2024, the Company announced that its Board of Directors had declared a cash dividend of $0.10 per share on the Company's voting common and non-voting common stock, and a cash dividend of $0.10 per notional share for the issued Warrant relating to the fiscal quarter ended December 31, 2024. The dividend was paid on February 7, 2025 to shareholders of record on January 17, 2025.

EXECUTIVE SUMMARY AND RESULTS OF OPERATIONS

The Company reported net income of $3.4 million for 2024, a decrease of $5.9 million as compared to net income of $9.3 million in 2023. Net income decreased during 2024, as compared to the previous year, primarily due to an $8.1 million increase in provision for credit losses that reflected a comprehensive loan portfolio review that the Bank elected to undertake as part of its ongoing commitment to continuously improve its credit risk management approach, as well as a $5.0 million increase in noninterest expense that reflected transaction-related costs associated with the Company's July 2024 East Syracuse branch acquisition and October 2024 insurance agency asset sale. The 2024 decrease in net income was partially offset by a $4.3 million increase in noninterest income, a $2.1 million increase in net interest income before provision for credit losses, a $2.0 million decrease in provision for income taxes, and a $1.3 million increase in net income attributable to the noncontrolling interest. Basic and diluted earnings per share in 2024 were both $0.54 per share, as compared to $1.51 per share in 2023.

Return on average assets decreased 44 basis points to 0.23% in 2024 from 0.67% in 2023. Return on average equity decreased 534 basis points to 2.75% in 2024 as compared to 8.09% in 2023. The decreases in return on average assets and return on average equity in 2024, as compared to the previous year, were both primarily due to the aforementioned decrease in net income. Average assets increased in 2024 by $60.7 million, or 4.4%, as the Company grew its total assets by $9.1 million from December 31, 2023 to $1.47 billion at December 31, 2024.

Net interest income before provision for credit losses increased $2.1 million, or 5.3%, to $41.0 million in 2024 on average interest earning assets of $1.37 billion, as compared to net interest income before provision for loan losses of $38.9 million in 2023 on average interest earning assets of $1.32 billion. Interest and dividend income increased $10.7 million in 2024 to $78.4 million, as compared to $67.7 million in 2023. The income effects of the $53.4 million aggregate increase in the average balance of interest-earning assets were enhanced by an increase of 58 basis points in the overall average yield earned on those assets. These increases in interest income were partially offset by increases in interest expense, as interest expense increased $8.6 million due to an increase in the average rate paid on interest-bearing liabilities of 68 basis points in 2024 as compared to 2023, enhanced by an increase in the average balance of interest-bearing liabilities of $35.1 million during the same time period.

The Company recorded a provision for credit losses of $11.0 million in 2024 as compared to $2.9 million in the prior year. The $8.1 million year-over-year increase in provision for credit losses primarily resulted from a comprehensive loan portfolio review during 2024 that the Bank elected to undertake as part of its commitment to continuously improve its credit risk management approach. Additionally, the provision for credit losses in 2024 reflected an increase in nonperforming loans of $4.9 million at December 31, 2024, as compared to December 31, 2023. The Company recorded $10.2 million in total loan charge-offs in 2024 as compared to $4.2 million in 2023. The increase in charge-off activity in 2024, as compared to the previous year, was primarily related to the aforementioned comprehensive loan portfolio review during the third quarter. The charge-offs in 2024 involved loans for which the charged-off amounts had been fully reserved for in prior periods.

Total noninterest income was $9.6 million in 2024, an increase of $4.4 million, or 84.2%, from $5.2 million in 2023. This increase was primarily due to a gross, pre-tax gain of $3.2 million on the October 2024 sale of the Company's insurance agency assets. The increase was also due in part to a $452,000 increase in net realized gains on marketable equity securities, a $259,000 increase in debit card interchange fees, a $224,000 increase in earnings and gain on bank owned life insurance, and a $187,000 increase in service charges on deposit accounts. All other components of noninterest income had an aggregate increase of $80,000.

Noninterest expenses totaled $34.4 million for 2024, which was an increase of $5.0 million, or 17.1%, from the $29.4 million reported for the previous year. This increase can be primarily attributed to expenses associated with the Company's growth activities, including the branch acquisition and operating costs related to the new East Syracuse location, and investments in technology to enhance digital banking services, which align with the Company's long-term strategic plans.

Salaries and employee benefits, constituting the largest component of noninterest expenses, saw a year-over-year increase of $1.9 million, primarily attributed to increased headcount including staff associated with the East Syracuse branch acquired in July 2024, higher salaries and benefits costs associated with merit increases, and wage inflation. Professional and other services expense increased $1.7 million in 2024, as compared to 2023. This increase was primarily attributed to branch acquisition-related expenses, as well as an increase in technology project implementation services and other outsourced consulting services. An increase of $555,000 in occupancy and equipment expenses contributed to the annual increase in overall noninterest expenses, reflecting the Bank's investment in physical infrastructure and branch network expansion. Other increases in overall noninterest expense included a $453,000 increase in data processing primarily related to the opening of the new East Syracuse branch, and a $248,000 increase in insurance agency expense primarily associated with transaction-related expenses related to the Company's insurance agency assets sale in October 2024.

Net loan charge-offs to average loans were 1.09% for 2024, as compared to 0.43% for 2023. Nonperforming loans to total loans increased to 2.40% at December 31, 2024, compared to 1.92% at December 31, 2023. The allowance for credit losses to non-performing loans at December 31, 2024 was 78.08%, compared with 92.73% at December 31, 2023. Total nonperforming assets increased $4.7 million, or 27.1%, between December 31, 2023 and December 31, 2024, largely driven by an increase of $5.9 million in nonperforming commercial and commercial real estate loans, in addition to an increase of $1.4 million in nonperforming residential real estate loans, offset by a decrease in nonperforming consumer loans of $2.4 million.

Management monitors its loan portfolio closely and has incorporated our current estimate of the ultimate collectability of all loans into the reported allowance for credit losses at December 31, 2024. Overall, the ratio of the allowance for credit losses to year end loans increased to 1.88% at December 31, 2024 from 1.78% at December 31, 2023.

Total past due loans measured as a percent of total loans, increased from 3.79% at December 31, 2023 to 3.81% at December 31, 2024, primarily due to increases of $2.0 million in past due commercial loans and $728,000 in past due residential loans, offset by a $1.7 million decrease in past due consumer loans. The level of nonperforming loans increased in aggregate by $4.9 million led by an increase of $5.9 million in nonperforming commercial and commercial real estate loans, in addition to an increase of $1.4 million in nonperforming residential real estate loans, and a decrease in nonperforming consumer loans of $2.4 million. Commensurate with the increase in nonperforming loans to year end loans, the ratio of nonperforming assets to total assets increased to 1.50% at December 31, 2024 from 1.19% at December 31, 2023.

The Company's shareholders' equity increased $2.0 million, or 1.7%, to $121.5 million at December 31, 2024 from $119.5 million at December 31, 2023. This increase was primarily due to a $1.8 million increase in retained earnings, a $461,000 decrease in accumulated other comprehensive loss, a $364,000 decrease in additional paid in capital, and a $135,000 increase in ESOP shares earned. The increase in retained earnings resulted from $3.4 million in net income recorded in 2024, and $863,000 from the deconsolidation of a subsidiary related to the insurance agency assets sale. Partially offsetting these increases in retained earnings were $1.9 million for cash dividends declared on our voting common stock, $552,000 for cash dividends declared on our non-voting common stock and $50,000 for cash dividends declared on our issued warrant. Comprehensive loss decreased primarily as the result of a $363,000 gain on derivatives and hedging activities, an $82,000 adjustment to pension and post-retirement benefits, and a gain of $16,000 on available-for-sale securities.

Net Interest Income

Net interest income is the Company's primary source of operating income. It is the amount by which interest earned on interest-earning deposits, loans and investment securities exceeds the interest paid on deposits and borrowed money. Changes in net interest income and the net interest margin ratio resulted from the interaction between the volume and composition of interest-earning assets, interest-bearing liabilities, and their respective yields and funding costs.

The following comments refer to the table of Average Balances and Rates and the Rate/Volume Analysis, both of which follow below.

Net interest income, before provision for credit losses, increased $2.1 million, or 5.3%, to $41.0 million in 2024 as compared to $38.9 million in the previous year. Our net interest margin for the year ended December 31, 2024 increased to 2.98% from 2.95% for the comparable prior year. The increase in net interest income was primarily due to an increase in interest and dividend income of $10.7 million, or 15.8%, offset by a lesser increase in interest expense of $8.6 million, or 30.0%. The $1.2 million increase in interest and dividend income was primarily driven by the $21.8 million increase in loan balances, combined with a 57 basis points increase in average yield. The increase in interest expense was the result of an increase in average balances of deposit accounts, as well as an increase in average cost of deposits resulting from the high interest rate environment and increased competition.

Average Balances and Rates

The following table sets forth information concerning average interest-earning assets and interest-bearing liabilities and the yields and rates thereon. Interest income and resultant yield information in the table has not been adjusted for tax equivalency. Averages are computed on the daily average balance for each month in the period divided by the number of days in the period. Yields and amounts earned include loan fees. Nonaccrual loans have been included in interest-earning assets for purposes of these calculations.

	For the year ended December 31,					
	2024			2023		
Unaudited (In thousands)	Average Balance	Interest	Average Yield / Cost	Average Balance	Interest	Average Yield / Cost
Interest-earning assets:						
Loans	$ 903,941	$ 52,705	5.83%	$ 899,605	$ 47,348	5.26%
Taxable investment securities	423,475	22,939	5.42%	379,600	18,073	4.76%
Tax-exempt investment securities	30,861	1,920	6.22%	30,318	1,947	6.42%
Fed funds sold and interest-earning deposits	16,379	793	4.84%	11,730	295	2.51%
Total interest-earning assets	1,374,656	78,357	5.70%	1,321,253	67,663	5.12%
Noninterest-earning assets:						
Other assets	102,582			100,319		
Allowance for credit losses	(16,670)			(17,870)		
Net unrealized losses on available-for-sale securities	(9,769)			(13,600)		
Total assets	$ 1,450,799			$ 1,390,102		
Interest-bearing liabilities:						
NOW accounts	$ 101,336	$ 1,111	1.10%	$ 92,223	$ 538	0.58%
Money management accounts	11,679	13	0.11%	14,116	15	0.11%
MMDA accounts	227,597	8,020	3.52%	239,182	6,695	2.80%
Savings and club accounts	118,965	307	0.26%	124,617	274	0.22%
Time deposits	517,352	21,042	4.07%	480,867	15,743	3.27%
Subordinated debt	30,002	1,966	6.55%	29,815	1,941	6.51%
Borrowings	114,471	4,909	4.29%	105,471	3,538	3.35%
Total interest-bearing liabilities	1,121,402	37,368	3.33%	1,086,291	28,744	2.65%
Noninterest-bearing liabilities:						
Demand deposits	184,572			172,950		
Other liabilities	21,924			16,037		
Total liabilities	1,327,898			1,275,278		
Shareholders' equity	122,901			114,824		
Total liabilities & shareholders' equity	$ 1,450,799			$ 1,390,102		
Net interest income		$ 40,989			$ 38,919	
Net interest rate spread			2.37%			2.47%
Net interest margin			2.98%			2.95%
Ratio of average interest-earning assets to average interest-bearing liabilities			122.58%			121.63%

Rate/Volume Analysis

Net interest income can also be analyzed in terms of the impact of changing interest rates on interest-earning assets and interest-bearing liabilities, and changes in the volume or amount of these assets and liabilities. The following table represents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the years indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (change in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) total increase or decrease. Changes attributable to both rate and volume have been allocated ratably. Tax-exempt securities have not been adjusted for tax equivalency.

			Years Ended December 31,				
	2024 vs 2023 Increase/(Decrease) Due to			2023 vs 2022 Increase/(Decrease) Due to			
(In thousands)	Volume	Rate	Total Increase (Decrease)	Volume	Rate	Total Increase (Decrease)	
Interest Income:							
Loans	$ 229	$ 5,128	$ 5,357	$ 1,601	$ (305)	$ 1,296	
Taxable investment securities	2,220	2,646	4,866	1,132	1,746	2,878	
Tax-exempt investment securities	34	(61)	(27)	494	463	957	
Interest-earning deposits	149	349	498	(4)	144	140	
Total interest income	2,632	8,062	10,694	3,223	2,048	5,271	
Interest Expense:							
NOW accounts	58	515	573	26	7	33	
Money management accounts	(3)	1	(2)	-	1	1	
MMDA accounts	(338)	1,663	1,325	65	886	951	
Savings and club accounts	(13)	46	33	23	28	51	
Time deposits	1,263	4,036	5,299	441	881	1,322	
Subordinated debt	12	13	25	(177)	136	(41)	
Borrowings	322	1,049	1,371	(103)	(51)	(154)	
Total interest expense	1,301	7,323	8,624	275	1,888	2,163	
Net change in net interest income	$ 1,331	$ 739	$ 2,070	$ 2,948	$ 160	$ 3,108	

Interest Income

Changes in interest income result from changes in the average balances of loans, securities, and interest-earning deposits and the related average yields on those balances.

Interest and dividend income increased $10.7 million, or 15.8%, to $78.4 million in 2024 as compared to $67.7 million in 2023 due principally to the $53.4 million, or 4.0%, increase in average interest-earning assets and a 58 basis points increase in the average yield on average interest-earning assets. The average yield earned on loans increased 57 basis points in 2024, when compared to 2023, as a result of higher interest rates associated with variable rate loans. The average balance of loans increased $4.3 million, or 0.5%, in 2024, as compared to the previous year mostly due to the increase in average commercial real estate loans and home equity and junior liens. The average yield earned on taxable investment securities increased 66 basis points to 5.42% in 2024 as compared to 4.76% in 2023, primarily as a result of the higher interest rate environment in 2024. In addition, the average balance of taxable investment securities increased $43.9 million, or 11.6%, when compared to the prior year primarily due to increased purchases of securities in 2024 intended to take advantage of certain dynamics in the interest rate environment. In combination, these factors resulted in a $4.9 million increase in interest income associated with taxable investment securities in 2024, as compared to 2023.

Interest Expense

Interest expense increased $8.6 million, or 30.0%, to $37.4 million in 2024, as compared to $28.7 million in the previous year. The year-over-year increase in interest expense was primarily driven by the higher interest rate environment in 2024 and continued competition for deposits. The average rate paid on interest-bearing deposits increased by 90 basis points to 4.16% in 2024 as compared to 3.26% in the previous year. The average cost of all interest-bearing liabilities increased from 2.65% in 2023 to 3.33% in 2024. In addition, the year-over-year increase in interest expense resulted from increases in the average balances of deposits and borrowings. The average balance of total interest-bearing liabilities increased $35.1 million, or 3.2%, in 2024, as compared to 2023, and the average balance of all deposits increased by $37.5 million, or 3.3% in 2024, as compared to the previous year, primarily due to the East Syracuse branch acquisition.

Provision for Credit Losses

We establish a provision for credit losses, which is recorded to operations, at a level management believes is appropriate to absorb lifetime credit losses in the loan portfolio. In evaluating the level of the allowance for credit losses, management considers historical loss experience, the types and amount of loans in the loan portfolio, adverse situations that may affect a borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. The provision for credit losses represents management's estimate of the amount necessary to maintain the allowance for credit losses at an adequate level.

The Company recorded a provision for credit losses of $11.0 million in 2024 as compared to $2.9 million in the prior year. The $8.1 million year-over-year increase in provision for credit losses was primarily due to a comprehensive loan portfolio review during 2024 that the Bank elected to undertake as part of its commitment to continuously improve its credit risk management approach. The Company recorded $9.8 million in net charge-offs in 2024 as compared to $4.2 million in net charge-offs in 2023. The ratio of net charge-offs to average loans therefore increased to 1.09% in 2024 from 0.47% in 2023. Further information on earnings per share can be found in Note 1 to the consolidated financial statements of this Form 10-K.

Nonperforming loans to total loans increased to 2.40% at December 31, 2024 as compared to 1.92% at December 31, 2023. The allowance for credit losses to non-performing loans at December 31, 2024 was 78.1%, compared with 92.7% at December 31, 2023.

Noninterest Income

The Company's noninterest income is primarily comprised of fees on deposit account balances and transactions, loan servicing, commissions and net gains or losses on sales of securities, loans, and foreclosed real estate.

The following table sets forth certain information on noninterest income for the years indicated.

				For the years ended,		
(In thousands)		2024		2023	Change	
Service charges on deposit accounts	$	1,436	$	1,249	$ 187	15.0%
Earnings and gain on bank owned life insurance		854		630	224	35.6%
Loan servicing fees		375		307	68	22.1%
Debit card interchange fees		875		616	259	42.0%
Insurance agency revenue		1,073		1,304	(231)	-17.7%
Other charges, commissions and fees		1,234		1,096	138	12.6%
Noninterest income before gains and losses		5,847		5,202	645	12.4%
Gains on sales and redemptions of investment securities		(71)		62	(133)	-214.5%
Gain on asset sale		3,169		-	3,169	100.0%
Gain on sales of loans and foreclosed real estate		187		181	6	3.3%
Loss on sale of premises and equipment		(13)		-	(13)	100.0%
Non-recurring gain on lease renegotiations		245		-	245	100.0%
Gains (losses) on marketable equity securities		197		(255)	452	-177.3%
Total noninterest income	$	9,561	$	5,190	$ 4,371	84.2%

Total noninterest income was $9.6 million in 2024, an increase of $4.4 million, or 84.2%, from $5.2 million in 2023. This increase was primarily due to a gross, pre-tax gain of $3.2 million on the October 2024 sale of the Company's insurance agency assets. The increase was also due in part to a $452,000 increase in net realized gains on marketable equity securities, and a non-recurring gain of $245,000 during the first quarter of 2024 related to refunds received from cumulative lessor related pass-through operating expense charges for a single leased branch location.

Noninterest income before recorded gains and losses, increased $645,000, or 12.4%, to $5.8 million in 2024 as compared to $5.2 million in 2023. Factors contributing to this year-over-year increase included a $259,000 increase in debit card interchange fees due to an increase in transactional revenues volume, as well as a $224,000 increase in earnings and gain on bank owned life insurance ("BOLI") which was primarily attributable to the recording of a $175,000 third quarter net death benefit on BOLI. Additionally, the $138,000 increase in other charges, commissions and fees can be mostly attributed to New York State cumulative mortgage recording tax refunds recorded in the first quarter of 2024 in the amount of $141,000 and other miscellaneous fees.

Noninterest Expense

The following table sets forth certain information on noninterest expense for the years indicated.

	For the years ended,			
(In thousands)	2024	2023	Change	
Salaries and employee benefits	$ 17,810	$ 15,920	$ 1,890	11.9%
Building and occupancy	4,118	3,563	555	15.6%
Data processing	2,471	2,018	453	22.4%
Professional and other services	3,686	2,019	1,667	82.6%
Advertising	604	671	(67)	-10.0%
FDIC assessments	916	885	31	3.5%
Audits and exams	539	735	(196)	-26.7%
Insurance agency expense	1,281	1,033	248	24.0%
Community service activities	130	200	(70)	-35.0%
Foreclosed real estate expenses	102	111	(9)	-8.1%
Other expenses	2,760	2,240	520	23.2%
Total noninterest expenses	$ 34,417	$ 29,395	$ 5,022	17.1%

Noninterest expenses totaled $34.4 million for 2024, which was an increase of $5.0 million, or 17.1%, from the $29.4 million reported for the previous year. This increase can be primarily attributed to expenses associated with the Company's growth activities, including branch acquisition and operating costs related to the new East Syracuse location, and investments in technology to enhance digital banking services, which align with the Company’s long-term strategic plans.

Salaries and employee benefits, constituting the largest component of noninterest expenses, saw a year-over-year increase of $1.9 million, primarily attributed to increased headcount including staff associated with the East Syracuse branch acquired in July 2024, higher salaries, and benefits costs associated with merit increases and wage inflation. Professional and other services expense increased $1.7 million in 2024, as compared to 2023. This increase was primarily attributed to branch acquisition-related expenses, as well as an increase in technology project implementation services and other outsourced consulting services. An increase of $555,000 in occupancy and equipment expenses contributed to the annual increase in overall noninterest expense, reflecting the Bank's investment in physical infrastructure and branch network expansion. Other increases in overall noninterest expense included a $453,000 increase in data processing mostly related to the opening of the new East Syracuse branch, and a $248,000 increase in insurance agency expense primarily associated with transaction-related expenses related to the Company's insurance agency assets sale in October 2024. The increase in other expenses of $520,000 was primarily due to amortization expenses of a core deposit intangible related to the East Syracuse branch acquisition, in addition to increased costs associated with opening and operating the new location in 2024.

Income Tax Expense

The Company reported income tax expense of $332,000 in 2024 and $2.4 million in 2023, a decrease of $2.1 million when compared to the previous year. This decrease was primarily the result of a decrease in income before income taxes.

The Company’s effective tax rate was 8.9% in 2024, as compared to 20.8% in 2023. The effective tax rate for 2024 decreased 11.9% from 2023 due to a larger proportional effect of favorable permanent tax differences on lower pretax income.

As a Maryland business corporation, the Company is required to file an annual report with, and pay franchise taxes to, the State of Maryland.

See Note 17 to the consolidated financial statements for the reconciliation of the statutory tax rate to the effective tax rate.

Earnings Per Share

Basic and diluted earnings per share for the year ended December 31, 2024 were both $0.54, as compared to basic and diluted earnings per share of $1.51 for the year ended December 31, 2023. The decrease in earnings per share between these two years was due to the decrease in net income available to common shareholders between these two time periods. Further information on earnings per share can be found in Note 3 to the consolidated financial statements of this Form 10-K.

CHANGES IN FINANCIAL CONDITION

The Company's total assets were $1.47 billion at December 31, 2024, an increase of $9.1 million, or 0.6% from December 31, 2023. The increase was primarily the result of a $20.5 million increase in loans receivable, net, a $12.6 million increase in finance lease right-of-use assets, and a $10.6 million increase in available-for-sale securities, partially offset by a $20.6 million decrease in held-to-maturity securities, and a $18.8 million decrease in interest-earning deposits. All other asset categories had a net decrease of $4.8 million.

Investment Securities

The average balance of the investment portfolio represented 33.1% of the Company's average interest-earning assets in 2024 and is designed to generate a favorable rate of return in consideration of all risk factors associated with debt securities while assisting the Company in meeting its liquidity needs and interest rate risk strategies. All of the Company's investments, with the exception of marketable equity securities, are classified as either available-for-sale or held-to-maturity. The Company does not hold any trading securities. The Company invests in securities issued by United States Government agencies and sponsored enterprises ("GSE"), mortgage-backed securities, collateralized mortgage obligations, state and municipal obligations, mutual funds, equity securities, investment grade corporate debt instruments, and common stock issued by the FHLBNY. By investing in these types of assets, the Company reduces the credit risk of its asset base through geographical and collateral-type diversification but must accept lower yields than would typically be available on loan products. Our mortgage-backed securities and collateralized mortgage obligation portfolios include privately-issued but substantially collateralized pass-through securities as well as pass-through securities guaranteed by GSEs.

At December 31, 2024, available-for-sale investment securities increased 4.1% to $269.3 million and held-to-maturity investment securities decreased 11.5% to $158.7 million as compared to December 31, 2023. There were no securities that exceeded 10% of consolidated shareholders' equity.

Our available-for-sale investment securities are carried at fair value and our held-to-maturity investment securities are carried at amortized cost.

The following table sets forth the carrying value of the Company's investment portfolio at December 31:

(In thousands)	Available-for-Sale			Held-to-Maturity		
	2024	2023	2022	2024	2023	2022
Investment Securities:						
US treasury, agencies and GSEs	$ 70,425	$ 80,083	$ 29,364	$ 3,648	$ 3,760	$ 3,852
State and political subdivisions	33,322	32,924	45,385	17,153	16,576	15,211
Corporate	10,881	10,919	11,829	43,628	45,427	45,086
Asset backed securities	18,487	19,892	15,400	13,050	16,860	19,158
Residential mortgage-backed - US agency	39,171	24,418	16,400	9,575	6,974	7,489
Collateralized mortgage obligations - US agency	13,530	12,179	11,708	11,940	13,221	15,109
Collateralized mortgage obligations - Private label	83,309	78,095	61,434	59,946	76,819	88,497
Common stock - financial services industry	206	206	206	-	-	-
Total investment securities	$ 269,331	$ 258,716	$ 191,726	$ 158,940	$ 179,637	$ 194,402

The following table sets forth the scheduled maturities, amortized cost, fair values and average yields for the Company's investment securities at December 31, 2024. Average yield is calculated on the amortized cost to maturity. Adjustable rate mortgage-backed securities are included in the period in which interest rates are next scheduled to be reset.

AVAILABLE FOR SALE

(Dollars in thousands)	One Year or Less		More Than One to Five Years		More Than Five to Ten Years	
	Amortized Cost	Annualized Weighted Avg Yield	Amortized Cost	Annualized Weighted Avg Yield	Amortized Cost	Annualized Weighted Avg Yield
Debt investment securities:						
US Treasury, agencies and GSEs	$ -	0.00%	$ 31,483	1.83%	$ 4,863	7.56%
State and political subdivisions	988	2.59%	416	3.34%	4,678	2.15%
Corporate	4,068	5.14%	5,963	4.78%	-	0.00%
Asset backed securities	-	0.00%	-	0.00%	5,003	6.99%
Total	$ 5,056	4.64%	$ 37,862	2.31%	$ 14,544	5.62%
Mortgage-backed securities:						
Residential mortgage-backed - US agency	$ -	0.00%	$ 2,366	0.99%	$ 2,043	5.01%
Collateralized mortgage obligations - US agency	-	0.00%	1,483	2.25%	4,899	5.66%
Collateralized mortgage obligations - Private label	6,413	7.98%	9,876	6.67%	8,307	5.98%
Total	$ 6,413	7.98%	$ 13,725	5.21%	$ 15,249	5.75%
Other non-maturity investments:						
Equity securities	$ 206	0.53%	$ -	0.00%	$ -	0.00%
Total	$ 206	0.53%	$ -	0.00%	$ -	0.00%
Total investment securities	$ 11,675	6.40%	$ 51,587	3.08%	$ 29,793	5.69%

(Dollars in thousands)	More Than Ten Years Amortized Cost	Annualized Weighted Avg Yield	Total Investment Securities Amortized Cost	Fair Value	Annualized Weighted Avg Yield
Debt investment securities:					
US Treasury, agencies and GSEs	$ 37,542	5.53%	$ 73,888	$ 70,425	4.09%
State and political subdivisions	29,046	2.49%	35,128	33,322	2.46%
Corporate	925	5.22%	10,956	10,881	4.95%
Asset backed securities	13,931	6.23%	18,934	18,487	6.43%
Total	$ 81,444	4.56%	$ 138,906	$ 133,115	4.08%
Mortgage-backed securities:					
Residential mortgage-backed - US agency	$ 36,227	4.87%	$ 40,636	$ 39,171	4.65%
Collateralized mortgage obligations - US agency	7,994	3.40%	14,376	13,530	4.05%
Collateralized mortgage obligations - Private label	60,830	5.23%	85,426	83,309	5.68%
Total	$ 105,051	4.97%	$ 140,438	$ 136,010	5.22%
Other non-maturity investments:					
Equity securities	$ -	0.00%	$ 206	$ 206	0.53%
Total	$ -	0.00%	$ 206	$ 206	0.53%
Total investment securities	$ 186,495	4.79%	$ 279,550	$ 269,331	4.65%

HELD-TO-MATURITY

(Dollars in thousands)	One Year or Less Amortized Cost	Annualized Weighted Avg Yield	More Than One to Five Years Amortized Cost	Annualized Weighted Avg Yield	More Than Five to Ten Years Amortized Cost	Annualized Weighted Avg Yield
Debt investment securities:						
US Treasury, agencies and GSEs	$ -	0.00%	$ 1,498	3.18%	$ -	0.00%
State and political subdivisions	2,427	3.65%	4,916	2.93%	8,120	2.22%
Corporate	4,001	3.94%	27,559	5.23%	12,068	4.58%
Asset backed securities	-	0.00%	3,390	4.63%	-	0.00%
Total	$ 6,428	3.83%	$ 37,363	4.79%	$ 20,188	3.63%
Mortgage-backed securities:						
Residential mortgage-backed - US agency	$ 1,200	3.42%	$ 27	2.98%	$ 4,146	2.17%
Collateralized mortgage obligations - US agency	1,142	3.63%	4,699	2.77%	-	0.00%
Collateralized mortgage obligations - Private label	9,770	7.25%	9,058	6.00%	10,213	6.16%
Total	$ 12,112	6.53%	$ 13,784	4.89%	$ 14,359	5.01%
Total investment securities	$ 18,540	5.59%	$ 51,147	4.82%	$ 34,547	4.20%

(Dollars in thousands)	More Than Ten Years Amortized Cost	Annualized Weighted Avg Yield	Total Investment Securities Amortized Cost	Fair Value	Annualized Weighted Avg Yield
Debt investment securities:					
US Treasury, agencies and GSEs	$ 2,150	2.57%	$ 3,648	$ 3,648	2.82%
State and political subdivisions	1,690	2.56%	17,153	17,153	2.66%
Corporate	-	0.00%	43,628	43,628	4.93%
Asset backed securities	9,660	4.35%	13,050	13,050	4.42%
Total	$ 13,500	3.84%	$ 77,479	$ 77,479	4.24%
Mortgage-backed securities:					
Residential mortgage-backed - US agency	$ 4,202	5.25%	$ 9,575	$ 9,575	3.68%
Collateralized mortgage obligations - US agency	6,099	2.87%	11,940	11,940	2.90%
Collateralized mortgage obligations - Private label	30,905	4.17%	59,946	59,946	5.29%
Total	$ 41,206	4.09%	$ 81,461	$ 81,461	4.75%
Total investment securities	$ 54,706	4.03%	$ 158,940	$ 158,940	4.50%

The yield information disclosed above does not give effect to changes in fair value that are reflected in accumulated other comprehensive loss in consolidated shareholders' equity.

Loans Receivable

Average loans receivable represented 65.8% of the Company's average interest earning assets in 2024 and accounted for the greatest portion of total interest income.

The following table sets forth the composition of our loan portfolio, including net deferred costs, in dollar amount and as a percentage of loans.

	December 31,									
(Dollars in thousands)	2024		2023		2022		2021		2020	
Residential real estate	$255,302	27.8%	$258,198	28.8%	$262,008	29.2%	$246,344	29.6%	$233,094	28.2%
Residential real estate held-for-sale	-	0.0%	-	0.0%	19	0.0%	513	0.1%	1,526	0.2%
Commercial real estate	377,577	41.1%	358,521	40.0%	344,721	38.4%	287,279	34.5%	286,066	34.7%
Commercial and tax exempt	162,059	17.6%	165,460	18.4%	163,806	18.3%	156,167	18.8%	194,963	23.6%
Home equity and junior liens	51,338	5.6%	35,231	3.9%	34,349	3.8%	32,048	3.8%	38,941	4.7%
Consumer loans	72,710	7.9%	79,797	8.9%	92,851	10.3%	110,108	13.2%	70,905	8.6%
Total loans receivable	$918,986	100.0%	$897,207	100.0%	$897,754	100.0%	$832,459	100.0%	$825,495	100.0%

The following table shows the amount of loans outstanding, including net deferred costs, as of December 31, 2024 which, based on remaining scheduled repayments of principal, are due in the periods indicated. Demand loans having no stated schedule of repayments, no stated maturity, and overdrafts are reported as one year or less. Adjustable and floating rate loans are included in the period on which interest rates are next scheduled to adjust, rather than the period in which they contractually mature. Fixed rate loans are included in the period in which the final contractual repayment is due.

(In thousands)	Due Under One Year	Due 1-5 Years	Due > 5 Years to Fifteen Years	Due Over Fifteen Years	Total
Real estate:					
Commercial real estate	$ 11,128	$ 15,640	$ 100,010	$ 250,799	$ 377,577
Residential real estate	3,971	887	50,713	199,731	255,302
Total real estate loans	15,099	16,527	150,723	450,530	632,879
Commercial and tax exempt	79,590	36,850	42,009	3,610	162,059
Home Equity and junior liens	30,504	3,165	14,722	2,947	51,338
Consumer	2,203	9,260	11,627	49,620	72,710
Total loans	$ 127,396	$ 65,802	$ 219,081	$ 506,707	$ 918,986

The following table sets forth fixed- and adjustable-rate loans at December 31, 2024 that are contractually due after December 31, 2025:

(In thousands)	Due After One Year
Interest rates:	
Fixed	$ 403,580
Variable	388,010
Total loans	$ 791,590

Total loans receivable, including net deferred costs, increased $21.8 million to $919.0 million at December 31, 2024 when compared to $897.2 million at December 31, 2023, due to increases in commercial real estate and home equity and junior liens of $19.1 million and $16.1 million, respectively. These increases in outstanding loan balances were partially offset by decreases in consumer loans, commercial and tax exempt loans, and residential real estate of $7.1 million, $3.4 million, and $2.9 million, respectively.

The outstanding balance of commercial real estate loans increased as the Bank continued to benefit from the expanding relationship-derived business activity within the markets that the Bank serves. The increase in home equity and junior liens was primarily the result of such loans acquired from the purchase of the East Syracuse branch in July 2024. The decrease in residential real estate was primarily the result of decreases in the percentage of originated loans allocated to the Bank's portfolio as rates remained elevated throughout 2024.

Nonperforming Loans and Assets

The following table represents information concerning the aggregate amount of nonperforming assets:

(Dollars In thousands)		December 31								
		2024		2023		2022		2021		2020
Nonaccrual loans:										
Commercial and commercial real estate loans	$	18,212	$	12,317	$	5,720	$	6,297	$	17,978
Consumer		710		3,140		2,183		1,104		747
Residential mortgage loans		3,162		1,770		1,112		891		2,608
Total nonaccrual loans		22,084		17,227		9,015		8,292		21,333
Total nonperforming loans		22,084		17,227		9,015		8,292		21,333
Foreclosed real estate		-		151		221		-		-
Total nonperforming assets	$	22,084	$	17,378	$	9,236	$	8,292	$	21,333
Nonperforming loans to total loans		2.40%		1.92%		1.00%		1.00%		2.58%
Nonperforming assets to total assets		1.50%		1.19%		0.66%		0.65%		1.74%

Nonperforming assets include nonaccrual loans and foreclosed real estate ("FRE").

Management monitors its loan portfolios closely and has incorporated our current estimate of the ultimate collectability of all loans into the reported allowance for credit losses at December 31, 2024. The ratio of the allowance for credit losses to year end loans was 1.88% and 1.78% at December 31, 2024 and December 31, 2023, respectively.

Total nonperforming assets increased $4.7 million, or 27.1%, between December 31, 2023 and December 31, 2024, driven by an increase of $5.9 million in nonperforming commercial and commercial real estate loans, and an increase of $1.4 million in nonperforming residential real estate loans. These increases were partially offset by decreases in nonperforming consumer loans and foreclosed real estate of $2.4 million and $151,000, respectively. The increase in nonperforming commercial and commercial real estate loans in 2024 was primarily due to two loan relationships in the amount of $5.4 million that were placed on non-accrual status. The increase in nonperforming residential real estate loans in 2024 was primarily due to one loan relationship in the amount of $1.5 million that was placed on non-accrual status.

Management believes that the value of the collateral properties underlying the loans is sufficient to preclude any significant losses related to these loans. Management continues to monitor and react to national and local economic trends as well as general portfolio conditions which may impact the quality of the portfolio, and considers these environmental factors in support of the allowance for credit loss reserve. Management believes that the current level of the allowance for credit losses, at $17.2 million at December 31, 2024, adequately addresses the current level of risk within the loan portfolio, particularly considering the types and levels of collateralization supporting the substantial majority of the portfolio. The Company maintains strict loan underwriting standards and carefully monitors the performance of the loan portfolio. See Note 1: Summary of Significant Accounting Policies contained in the financial statements herein.

FRE balances decreased to zero at December 31, 2024, compared to $151,000 at the prior year end.

The Company generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory and the loan is past due 90 days or more. There are no loans that are past due 90 days or more and still accruing interest as set forth in the table above. The Company considers a loan as individually evaluated when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan. Had the loans in nonaccrual status performed in accordance with their original terms, additional interest income of $2.4 million and $989,000 would have been recorded for the years ended December 31, 2024 and December 31, 2023, respectively.

The measurement of individually evaluated loans is based upon the fair value of the collateral or the present value of future cash flows discounted at the historical effective interest rate for individually evaluated loans when the receipt of contractual principal and interest is probable. At December 31, 2024 and December 31, 2023, the Company had $20.0 million and $22.6 million in loans, which were deemed to be individually evaluated, having specific reserves of $2.5 million and $3.7 million, respectively. The $1.2 million year-over-year decrease in individually evaluated loans was principally due to increases of $76,000, and $33,000 in individually evaluated consumer and home equity lines, respectively, offset by decreases of $690,000, $400,000, $116,000 and $96,000 in commercial lines of credit, commercial and industrial loans, commercial mortgage, and residential mortgages, respectively.

The threshold for individually evaluated commercial real estate or commercial loans remains at $100,000 and for residential mortgage loans remains at $300,000 at December 31, 2024. The thresholds described above do not apply to loans that have been classified as modified due to borrowers experiencing financial difficulties, which are individually evaluated at the time that the restructuring is affected.

Appraisals are obtained at the time a real estate secured loan is originated. For commercial real estate held as collateral, the property is inspected every two years.

Management has identified certain loans with potential credit profiles that may result in the borrowers not being able to comply with the current loan repayment terms and which may result in possible future identified loan reporting. Potential problem loans increased $13.3 million to $56.4 million at December 31, 2024, compared to $43.1 million at December 31, 2023. These loans have been internally classified as special mention, substandard, or doubtful, yet are not currently considered individually evaluated. The increase in potential problem loans was primarily due to a $8.2 million increase in potential problem commercial real estate loans, a $5.4 million increase in potential problem commercial lines of credit, and a $2.3 million increase in potential problem commercial and industrial loans. These increases were partially offset by a decrease of $1.9 million in potential problem residential mortgage loans.

Total potential problem loans, including individually evaluated loans, were $58.0 million at December 31, 2024, and were comprised of special mention, substandard and doubtful loans of $32.8 million, $23.1 million and $2.1 million, respectively. Total potential problem loans, including individually evaluated loans, were $43.1 million at December 31, 2023, and were comprised of special mention, substandard and doubtful loans of $20.7 million, $20.3 million and $2.1 million, respectively.

The Company measures delinquency based on the amount of past due loans as a percentage of total loans. The ratio of delinquent loans to total loans increased to 3.81% at December 31, 2024 as compared to 3.79% at December 31, 2023. This increase was due to an increase of $2.0 million in past due commercial loans, a $728,000 increase in past due residential loans, partially offset by a $1.7 million decrease in past due consumer loans. At December 31, 2024, there were $35.1 million in loans past due including $8.8 million, $4.2 million and $22.1 million in loans 30-59 days, 60-89 days, and 90 days and over past due, respectively. At December 31, 2023, there were $34.0 million in loans past due including $13.6 million, $3.2 million and $17.2 million in loans 30-59 days, 60-89 days, and 90 days and over past due, respectively.

Loans purchased outside of the Bank's general market area are subject to substantial pre-purchase due diligence. Homogenous pools of purchased loans are subject to pre-purchase analyses led by a team of the Bank's senior executives and credit analysts. In each case, the Bank's analytical processes consider the types of loans being evaluated, the underwriting criteria employed by the originating entity, the historical performance of such loans, especially in the most recent deeply recessionary period, the offered collateral enhancements and other credit loss mitigation factors offered by the seller and the capabilities and financial stability of the servicing entities involved. From a credit risk perspective, these loan pools also benefit from broad diversification, including wide geographic dispersion, the readily-verifiable historical performance of similar loans issued by the originators, as well as the overall experience and skill of the underwriters and servicing entities involved as counterparties to the Bank in these transactions. The performance of all purchased loan pools are monitored regularly from detailed reports and remittance reconciliations provided at least monthly by the external servicing entities.

The projected credit losses related to purchased loan pools are evaluated prior to purchase and the performance of those loans against expectations are analyzed at least monthly. Over the life of the purchased loan pools, the allowance for credit losses is adjusted, through the provision for credit losses, for expected loss experience, over the projected life of the loans. The expected credit loss experience is determined at the time of purchase and is modified, to the extent necessary, during the life of the purchased loan pools. The Bank does not initially increase the allowance for credit losses on the purchase date of the loan pools. See Note 5 for further detail of purchased loan pools.

In the normal course of business, the Bank has, from time to time, sold residential mortgage loans and participation interests in commercial loans. As is typical in the industry, the Bank makes certain representations and warranties to the buyer. Pathfinder Bank maintains a quality control program for closed loans and considers the risks and uncertainties associated with potential repurchase requirements to be minimal.

Allowance for Credit Losses

The allowance for credit losses (ACL) is established through provision for credit losses and reduced by loan charge-offs net of recoveries. The allowance for credit losses represents the amount available for lifetime credit losses in the Company's loan portfolio as estimated by management.

The Company establishes a specific allocation for all commercial loans identified as being specifically-identified with a balance in excess of $100,000 that are also on nonaccrual or have been risk rated under the Company's risk rating system as substandard, doubtful, or loss. The measurement of individually evaluated loans is based upon either the present value of future cash flows discounted at the historical effective interest rate or the fair value of the collateral, less costs to sell for collateral dependent loans. At December 31, 2024, the Bank's position in individually evaluated loans consisted of 45 loans totaling $20.0 million. Of these loans, 15 loans, totaling $3.0 million, were valued using the present value of future cash flows method; and 30 loans, totaling $17.0 million, were valued based on a collateral analysis. For all other loans, the Company uses the general allocation methodology that establishes an allowance to estimate the probable lifetime loss for each risk-rating category. The Company uses the fair value of collateral, less costs to sell to measure impairment on commercial and commercial real estate loans. Residential real estate loans in excess of $300,000 will also be included in this individual loan review. Residential real estate loans less than this amount will be included in individually evaluated loans if it is part of the total related credit to a previously identified commercial loan. The Company also establishes a specific allowance, regardless of the size of the loan, for all loans modified due to borrowers experiencing financial difficulties.

The allowance for credit losses and the allowance for loan losses at December 31, 2024 and 2023 was $17.2 million and $16.0 million, respectively, or 1.87% and 1.78% of total year end loans on those dates, respectively. The Company recorded $9.8 million in net charge-offs in 2024, as compared to $4.2 million in net charge-offs in 2023. The ratio of net charge-offs to average loans increased to 1.09% in 2024 from 0.47% in 2023. The increase in charge-off activity in 2024, as compared to the previous year, was primarily related to a comprehensive loan portfolio review that the Bank elected to undertake as part of its ongoing commitment to continuously improve its credit risk management approach.

For further discussion of our allowance for credit losses procedures, please see "Business-Allowance for Credit Losses" and Note 6 to the consolidated financial statements contained in this Annual Report on Form 10-K.

The following table sets forth the allocation of allowance for credit losses by loan category for the years indicated. The allocation of the allowance by category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

| | 2024 | | 2023 | | 2022 | | 2021 | | 2020 | |
| | Allocation of the | Percent of Loans to | Allocation of the | Percent of Loans to | Allocation of the | Percent of Loans to | Allocation of the | Percent of Loans to | Allocation of the | Percent of Loans to |
(Dollars in thousands)	Allowance	Total Loans	Allowance	Total Loans	Allowance	Total Loans	Allowance	Total Loans	Allowance	Total Loans
Residential real estate	$ 2,059	27.8%	$ 2,466	28.8%	$ 714	29.2%	$ 872	29.6%	$ 931	28.2%
Commercial real estate	6,746	41.1%	5,751	40.0%	5,881	38.4%	5,308	34.5%	4,776	34.7%
Commercial and tax exempt	3,632	17.6%	4,956	18.4%	6,937	18.3%	3,701	18.8%	4,663	23.6%
Home equity and junior liens	715	5.6%	657	3.9%	741	3.8%	774	3.8%	739	4.7%
Consumer loans	4,091	7.9%	2,145	8.9%	1,046	10.3%	1,297	13.2%	1,123	8.6%
Unallocated [1]	-	-	-	-	-	-	983	0.1%	545	0.2%
Total	$ 17,243	100.0%	$ 15,975	100.0%	$ 15,319	100.0%	$ 12,935	100.0%	$ 12,777	100.0%

[1] Includes loans held-for-sale at December 31 for each of the indicated years.

The following table sets forth the allowance for credit losses for the years indicated:

(Dollars In thousands)		2024		2023		2022		2021		2020
Balance at beginning of year	$	15,975	$	15,319	$	12,935	$	12,777	$	8,669
Adoption of New Accounting Standards		-	$	1,886						
Provisions charged to operating expenses		11,106		2,991		2,754		1,022		4,707
Recoveries of loans previously charged-off:										
Commercial real estate and loans		90		236		296		70		4
Consumer and home equity		221		118		95		88		95
Residential real estate		34		1		-		-		2
Total recoveries		345		355		391		158		101
Loans charged off:										
Commercial real estate and loans		(6,473)		(4,109)		(585)		(764)		(222)
Consumer and home equity		(3,663)		(346)		(147)		(240)		(353)
Residential real estate		(47)		(121)		(29)		(20)		(125)
Total charged-off		(10,183)		(4,576)		(761)		(1,024)		(700)
Net charge-offs		(9,838)		(4,221)		(370)		(866)		(599)
Balance at end of year	$	17,243	$	15,975	$	15,319	$	12,935	$	12,777
Net charge-offs to average loans outstanding		1.09%		0.48%		0.04%		0.10%		0.08%
Allowance for credit losses to year-end loans		1.88%		1.78%		1.71%		1.57%		1.55%

The following table sets forth the loan net charge-off ratios for the years indicated:

	2024	2023
Allowance for credit losses to year-end loans	1.88%	1.78%
Allowance for credit losses to nonperforming loans	78.08%	92.73%
Nonaccrual loans to total loans	2.40%	1.92%
Net charge-offs to average loans outstanding		
Commercial real estate and loans	0.71%	0.44%
Consumer and home equity	0.38%	0.03%
Residential real estate	0.00%	0.01%
Total charged-off	1.09%	0.48%

Charge-offs for commercial real estate and loans increased $2.4 million, or .27%, and consumer and home equity increased $3.3 million, or .35% at December 31, 2024, when compared to the prior year. The increases primarily related to a comprehensive loan portfolio review that the Bank elected to undertake as part of its ongoing commitment to continuously improve its credit risk management approach.

Bank Owned Life Insurance

The Company held $24.7 million and $24.6 million in bank owned life insurance ("BOLI") at December 31, 2024 and 2023, respectively. Bank owned life insurance increased $85,000, or 0.3%, to $24.7 million at December 31, 2024, as compared to December 31, 2023. The increase of $85,000 included earnings and gains on BOLI and in addition, the Company recorded a net death benefit of $175,000.

Deposits

The Company's deposit base is drawn from eleven full-service branches and one motor bank in its market area. The deposit base consists of demand deposits, money management and money market deposit accounts, savings, and time deposits. Average deposits increased by $37.5 million, or 3.3%, to $1.16 billion in 2024, as compared to 2023.

Total deposits grew by $84.5 million, or 7.5%, during 2024 to $1.20 billion on December 31, 2024. During 2024, the Company assumed $186.0 million in deposits as a result of the East Syracuse branch acquisition completed July 19, 2024. As part of the purchase, the Company paid a deposit premium on acquired time deposits of $543,000, which is included in the balance of time deposits on the balance sheet and accreted on a straight-line basis over 10 years.

Core deposits represented 76.9% of total deposits on December 31, 2024, compared to 69.8% on December 31, 2023. Core deposits, which exclude brokered deposits and certificates of deposit of $250,000 or more, are considered to be more stable and generally provide the Company with a lower cost of funds than brokered and time deposits. The Company will continue to emphasize retail and business core deposits in the future by providing depositors with a full range of deposit product offerings and will maintain its recent focus on deposit gathering within the Syracuse market.

Brokered deposits totaled $136.3 million and represented 11.3% of all deposits at December 31, 2024 and totaled $242.7 million and represented 21.7% at December 31, 2023.

At December 31, 2024, consumer deposits increased by $178.9 million, while business and municipal deposits decreased by $6.1 million and $302,000, respectively, when compared to December 31, 2023. The significant increase in consumer deposits was primarily related to the acquisition of the East Syracuse branch in July 2024. Noninterest-bearing deposits, which are primarily demand deposits, were $213.7 million at year end, compared with $170.2 million on December 31, 2023.

The following table sets forth our deposit balances by category, and as a percentage of total deposits for the years indicated:

	December 31,					
(Dollars in thousands)	2024		2023		2022	
Savings accounts	$ 128,753	10.8%	$ 113,543	10.0%	$ 134,880	12.0%
Time accounts	360,716	29.9%	377,570	33.7%	314,109	27.9%
Time accounts in excess of $250,000	142,473	11.8%	95,272	8.5%	71,696	6.4%
Money management accounts	11,583	1.0%	12,364	1.1%	16,107	1.4%
MMDA accounts	239,016	19.8%	224,707	20.1%	270,326	24.0%
Demand deposit interest-bearing	101,080	8.4%	119,321	10.7%	127,395	11.3%
Demand deposit noninterest-bearing	213,719	17.7%	170,169	15.2%	183,711	16.3%
Mortgage escrow funds	7,184	0.6%	7,121	0.7%	7,206	0.7%
Total Deposits	$ 1,204,524	100.0%	$ 1,120,067	100.0%	$ 1,125,430	100.0%

The Bank Call Report estimated uninsured deposit balances are reported gross as $417.8 million and $403.2 million, at December 31, 2024 and December 31, 2023, respectively. These estimates are based on the determination of known deposit account balances of each depositor and the insurance guidelines provided by the FDIC. At December 31, 2024, time deposit accounts in excess of $250,000 totaled $142.5 million, or 28.3% of time deposits and 11.8% of total deposits. At December 31, 2023, these deposits totaled $95.3 million, or 20.1% of time deposits and 8.5% of total deposits.

The following table indicates the amount of the Company's time deposit accounts in excess of $250,000 by time remaining until maturity as of December 31, 2024:

(In thousands)	
Remaining Maturity:	
Three months or less	$ 41,958
Three through six months	37,927
Six through twelve months	54,217
Over twelve months	8,371
Total	$ 142,473

All municipal deposits, regardless of amount, are effectively insured, either through specific collateralization with securities held in third-party escrow or reciprocal deposit programs, as required under New York State law. Therefore, municipal deposits are not considered to be subject to the same risks of large unannounced withdrawals as consumer and business accounts for the reason of FDIC insurance coverage limitations.

We participate in reciprocal deposit programs, which enable depositors to receive FDIC insurance coverage for deposits otherwise exceeding the maximum insurable amount. Through these programs, deposits in excess of the maximum insurable amount are placed with multiple participating financial institutions. Reciprocal deposits totaled $63.5 million at December 31, 2024, compared to $74.0 million at December 31, 2023, and represented 5.9% and 8.4% of total deposits as of the end of each year, respectively.

As an additional source of funding, we offer a variety of public (municipal) deposit products to the towns, villages, counties and school districts within our market. There is a high degree of seasonality in this component of funding, because the level of deposits varies with the seasonal cash flows for these public customers. We maintain the necessary levels of short-term liquid assets to accommodate the seasonality associated with public deposits. Total public deposits were $148.8 million and $149.0 million at December 31, 2024 and December 31, 2023, respectively, and represented 13.9% and 17.0% of total deposits as of the end of each year, respectively.

Deposit Activity

During 2024, like many financial institutions, the Bank experienced significant increases in its cost of deposits resulting from the high interest rate environment and increased competition.

We offer deposit accounts to consumers, business and local municipalities having a wide range of interest rates and terms. Our deposits consist of various types of transactional accounts such as savings accounts, money market accounts, NOW, and demand accounts as well as time accounts in the form of certificates of deposits. We solicit deposits in our market areas as well as online through our website. We also participate in reciprocal deposit services for our customers through the Certificate of Deposit Account Registry Services ("CDARS") and Insured Cash Sweep ("ICS") networks. The Bank also has a substantial number of readily-available sources for brokered term deposits that it uses regularly as a secondary funding source.

The Bank primarily relies on competitive pricing policies, marketing and customer service to attract and retain these deposits. As noted above, the Bank also accepts deposits from deposit brokers.

The following table sets forth our brokered deposit balances and rates at December 31, 2024:

(Dollars in thousands)		Balance	Average Rate
Maturity Year:			
2025	$	89,224	3.60%
2026		41,296	2.80%
2027		5,751	2.93%
2028		-	0.00%
2029		-	0.00%
	$	136,271	3.33%

Included in the brokered deposit balances, detailed above, are $33.1 million in deposits that can be called at the Bank's discretion, should that become economically advantageous in the future.

In addition to the term brokered deposits detailed above, the Bank had $2.0 million in overnight brokered funds, derived from a pool of individual depositors, at December 31, 2024. The interest rate paid for these funds is indexed to the overnight Fed funds effective rate plus -0- basis points. These aggregate deposits are comprised of multiple individual deposits with balances small enough to be fully insured by the FDIC and the individual depositors with the aggregate pool can be readily substituted when withdrawals are made. These deposits are therefore considered to be highly stable in the aggregate. The Bank can exit this funding arrangement, in whole or in part, with 60 days prior notice to the issuing counterparty.

Excluding brokered deposits, all other deposits, collectively referred to as nonbrokered deposits, totaled $1.07 billion, or 88.7% of total deposits with an average rate of 2.3% at December 31, 2024. Nonbrokered deposits, totaled $877.4 million, or 78.3% of total deposits with an average rate of 2.4% at December 31, 2023. Our core deposits, which herein are defined as nonbrokered deposits excluding time accounts in excess of $250,000, were $925.8 million, or 86.7% of nonbrokered deposits, and $782.1 million, or 89.1% of nonbrokered deposits, at December 31, 2024 and December 31, 2023, respectively.

The following table sets forth our certificate of deposit balances and rates at December 31, 2024:

(Dollars in thousands)		Balance	Average Rate
Maturity Year:			
2025	$	341,036	3.75%
2026		23,023	4.03%
2027		1,556	1.63%
2028		2,299	2.78%
2029		722	1.34%
After 2030		282	1.36%
	$	368,918	3.74%

Deposit Concentrations

The Bank utilizes a variety of funding sources to support the interest-earning asset base in addition to achieving targeted growth objectives. Overall funding is comprised of three primary sources that possess a variety of maturity, stability, and price characteristics: deposits from individuals, non-governmental businesses, and governmental deposits that are collateralized for amounts not covered by FDIC insurance, and other external borrowings. The average daily amount of deposits and the average rate paid on each of the following deposit categories are summarized below for the years ended December 31:

(In thousands, except rates)	2024		2023	
	Average Balance	Average Yield/Cost	Average Balance	Average Yield/Cost
Non-interest checking deposits	$ 184,572	0.00%	$ 172,950	0.00%
Interest checking deposits	101,336	1.10%	92,223	0.58%
Savings deposits	118,965	0.26%	124,617	0.22%
Money market deposits	239,276	3.36%	253,298	2.65%
Time deposits	517,352	4.07%	480,867	3.27%
Total deposits	$ 1,161,501	2.63%	$ 1,123,955	2.07%
Non-governmental deposits	994,159	2.54%	950,393	2.05%
Governmental deposits	167,342	3.16%	173,562	2.19%
Total deposits	$ 1,161,501	2.63%	$ 1,123,955	2.07%

Borrowings

Borrowings are comprised primarily of advances and overnight borrowings at the FHLBNY.

The following table represents information regarding short-term borrowings for the years ended December 31:

(Dollars in thousands)	2024	2023	2022
Maximum outstanding at any month end	$ 127,577	$ 125,680	$ 60,333
Average amount outstanding during the year	76,668	49,601	12,492
Balance at the end of the period	61,000	125,680	60,333
Average interest rate during the year	5.45%	5.42%	2.48%
Average interest rate at the end of the period	6.14%	4.50%	3.86%

The following table represents information regarding long-term borrowings for the years ended December 31:

(Dollars in thousands)	2024	2023	2022
Maximum outstanding at any month end	$ 49,919	$ 58,369	$ 67,371
Average amount outstanding during the year	43,162	55,091	58,593
Balance at the end of the period	27,068	49,919	55,664
Average interest rate during the year	1.70%	1.54%	0.96%
Average interest rate at the end of the period	1.26%	1.84%	1.39%

Trust Preferred Securities and Subordinated Debt

The Company has a non-consolidated subsidiary trust, Pathfinder Statutory Trust II, of which the Company owns 100% of the common equity. The Trust issued $5,000,000 of 30-year floating rate Company-obligated pooled capital securities of Pathfinder Statutory Trust II ("Floating-Rate Debentures"). The Company borrowed the proceeds of the capital securities from its subsidiary by issuing floating rate junior subordinated deferrable interest debentures having substantially similar terms. The capital securities mature in 2037 and are treated as Tier 1 capital by the FDIC and the Federal Reserve. The capital securities of the trust are a pooled trust preferred fund of Preferred Term Securities VI, Ltd., with interest rates that reset quarterly, and are indexed to the 3-month the Secured Overnight Financing Rate ("SOFR") which is a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities, plus 1.91%. These securities have a five-year call provision. The Company guarantees all of these securities.

The Company's equity interest in the trust subsidiary is included in other assets on the Consolidated Statements of Financial Condition at December 31, 2024 and 2023. For regulatory reporting purposes, the Federal Reserve Board has indicated that the preferred securities will continue to qualify as Tier 1 Capital subject to previously specified limitations, until further notice. If regulators make a determination that Trust Preferred Securities can no longer be considered in regulatory capital, the securities become callable and the Company may redeem them.

On October 14, 2020, the Company executed a private placement of $25.0 million of its 5.50% Fixed to Floating Rate non-amortizing Subordinated Debt (the "2020 Subordinated Debt") to certain qualified institutional buyers and accredited institutional investors. The 2020 Subordinated Debt has a maturity date of October 15, 2030 and initially bear interest, payable semi-annually, at a fixed annual rate of 5.50% per annum until October 15, 2025. Commencing on that date, the interest rate applicable to the outstanding principal amount due will be reset quarterly to an interest rate per annum equal to the then current three month SOFR plus 532 basis points, payable quarterly until maturity. The Company may redeem the 2020 Subordinated Debt at par, in whole or in part, at its option, any time after October 15, 2025 (the first redemption date). The 2020 Subordinated Debt is senior in the Company's credit repayment hierarchy only to the Company's common equity and, and any future senior indebtedness and is intended to qualify as Tier 2 capital for regulatory capital purposes for the Company. The Company paid $783,000 in origination and legal fees as part of this transaction. These fees will be amortized over the life of the 2020 Subordinated Debt through its first redemption date using the effective interest method, giving rise to an effective cost of funds of 6.22% from the issuance date calculated under this method. Accordingly, interest expense related to this transaction of $1.6 million was recorded in both the years ended December 31, 2024 and 2023.

Shareholders' Equity

The Company's shareholders' equity increased $2.0 million, or 1.7%, to $121.5 million at December 31, 2024 from $119.5 million at December 31, 2023. This increase was due to a $1.8 million increase in retained earnings, a $461,000 decrease in accumulated other comprehensive loss, a decrease of $364,000 in additional paid in capital, and an increase of $135,000 of ESOP shares earned. The increase in retained earnings resulted from $3.4 million in net income recorded in 2024, and $863,000 from the deconsolidation of a subsidiary related to the insurance agency assets sale. Partially offsetting these increases in retained earnings were $1.9 million for cash dividends declared on our voting common stock, $552,000 for cash dividends declared on our non-voting common stock and $50,000 for cash dividends declared on our issued warrant. Comprehensive loss decreased primarily as the result of a $363,000 gain on derivatives and hedging activities, an $82,000 adjustment to pension and post-retirement benefits, and a gain of $16,000 on available-for-sale securities.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).

As of December 31, 2024, the Bank's most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as "well-capitalized", under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized", the Bank must maintain specified total risk-based, Tier 1 risk-based and Tier 1 leverage ratios. There are no conditions or events since that notification that management believes have changed the Bank's category.

The regulations also impose a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The buffer is separate from the capital ratios required under the Prompt Corrective Action ("PCA") standards and imposes restrictions on dividend distributions and discretionary bonuses for senior officers if the buffer is not met (See Note 20 contained within the accompanying consolidated financial statements). In order to avoid these restrictions, the capital conservation buffer effectively increases the minimum the following capital to risk-weighted assets ratios: (1) Core Capital, (2) Total Capital and (3) Common Equity. At December 31, 2024, the Bank exceeded all current regulatory required minimum capital ratios, including the capital buffer requirements.

LIQUIDITY

Liquidity management involves the Company's ability to generate cash or otherwise obtain funds at reasonable rates to support asset growth, meet deposit withdrawals, maintain reserve requirements, and otherwise operate the Company on an ongoing basis. The Company's primary sources of funds are deposits, borrowed funds, amortization and prepayment of loans and maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company manages the pricing of deposits to maintain a desired deposit balance. In addition, the Company invests excess funds in short-term interest-earning and other assets, which provide liquidity to meet lending requirements.

The Company's liquidity has been enhanced by its ability to borrow from the FHLBNY, whose competitive advance programs and lines of credit provide the Company with a safe, reliable, and convenient source of funds. A significant decrease in deposits in the future could result in the Company having to seek other sources of funds for liquidity purposes. Such sources could include, but are not limited to, additional borrowings, brokered deposits, negotiated time deposits, the sale of "available-for-sale" investment securities, or the sale of loans. Such actions could result in higher interest expense costs and/or losses on the sale of securities or loans.

For the year ended December 31, 2024, cash and cash equivalents decreased by $17.2 million. The Company reported net cash outflows from financing activities of $6.0 million generated principally by an increase in customer deposits of $190.9 million, offset by a $64.7 million decrease in short-term borrowings, a decrease in brokered deposits of $106.4 million, a decrease in net proceeds from long-term borrowings of $22.9 million, and an aggregate decrease in net cash of all other financing sources, including dividends paid to common shareholders, and the holder of the Warrant of $2.4 million. Additionally, $11.2 million was provided through operating activities generated principally by net income and proceeds from loan sales. These cash flows were primarily invested in: $117.6 million in purchases of investment securities in 2024, and $31.2 million net increases in loans outstanding.

Certificates of deposit due within one year of December 31, 2024 totaled $428.3 million, representing 85.1% of certificates of deposit at December 31, 2024, an increase from 68.7% at December 31, 2023. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2025.

The Company is a separate legal entity from the Bank and must provide for its own liquidity. In addition to its operating expenses, the Company is responsible for paying any dividends declared to its shareholders and making payments on its subordinated debt. The Company may repurchase shares of its common stock. The Company's primary sources of funds are the proceeds it retained from the Private Placement, the issuance of the 2020 Subordinated Debt, interest and dividends on securities and, potentially, dividends received from the Bank. The amount of dividends that the Bank may declare and pay to the Company in any calendar year, without prior regulatory approval, cannot exceed net income for that year to date plus retained net income (as defined) for the preceding two calendar years. The Company believes that this restriction will not have an impact on the Company's ability to meet its ongoing cash obligations. At December 31, 2024 and 2023, the Company had cash and cash equivalents of $31.6 million and $48.7 million, respectively.

The Bank has a number of existing credit facilities available to it. At December 31, 2024, total credit available under the existing lines of credit was approximately $245.3 million at FHLBNY, the FRB, and two other correspondent banks. At December 31, 2024, the Company had $88.1 million of the available lines of credit utilized, including encumbrances supporting the outstanding letters of credit, described above, on its existing lines of credit with the remainder of $157.2 million available.

The Company's sources of immediately available liquidity of $327.1 million represent 219.5% and $149.0 million of the Company's net estimated uninsured deposits. Net estimated uninsured deposits exclude collateralized and certain other deposit accounts. When compared to 2023, the $78.6 million increase in sources of immediately available liquidity was primarily attributed to the decrease in FHLB borrowed fund balances. The table below details available sources of liquidity at December 31, 2024.

		December 31		
(Dollars In thousands)		2024		2023
Unrestricted cash and cash equivalents	$	31,572	$	48,732
FHLB borrowing capacity		113,845		28,760
FRB borrowing capacity		28,343		17,326
Net unpledged investment securities		153,321		153,691
Total sources of liquidity	$	327,081	$	248,509
Net estimated uninsured deposits, excluding collateralized deposits		149,033		149,278
Total sources of liquidity/net estimated uninsured deposits		219.47%		166.47%

The Asset Liability Management Committee of the Company is responsible for implementing the policies and guidelines for the maintenance of prudent levels of liquidity. As of December 31, 2024, management reported to the Board of Directors that the Bank was in compliance with its liquidity policy guidelines.

OFF-BALANCE SHEET ARRANGEMENTS

The Bank is also a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. At December 31, 2024, the Bank had $233.0 million in outstanding commitments to extend credit and standby letters of credit. See Note 18 within the Notes to consolidated financial statements contained herein.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required of a smaller reporting company.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Pathfinder Bancorp, Inc.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Overview of Internal Control

Internal control processes and procedures help entities achieve important objectives and sustain and improve performance. The COSO Framework (as defined below) enables organizations to effectively and efficiently develop systems of internal control that adapt to changing business and operating environments, mitigate risks at acceptable levels and support sound decision making and governance of organizations. The COSO Framework defines internal control as "a process, effected by an entity's Board of Directors, management, and other personnel, designed to provide reasonable assurance regarding the achievement of objectives relating to operations, reporting and compliance." The COSO Framework provides three categories of objectives, which allow organizations to focus on differing aspects of internal control: (a) Operations Objectives, (b) Reporting Objectives and (c) Compliance Objectives.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Management evaluates the effectiveness of internal control over financial reporting and tests for reliability of recorded financial information through a program of ongoing internal audits. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation. Under applicable SEC accounting related rules, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements would not be prevented or detected on a timely basis.

Management conducted the Evaluation based on the 2013 framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework).

As a result of the Evaluation as of December 31, 2024, management has determined that there were no material weaknesses in the Company's internal controls over financial reporting.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this annual report.

/s/ James A. Dowd
James A. Dowd
President and Chief Executive Officer

/s/ Justin K. Bigham
Justin K. Bigham
Senior Vice President, Chief Financial Officer

Oswego, New York
March 31, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Pathfinder Bancorp, Inc.
Oswego, New York:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of condition of Pathfinder Bancorp, Inc. and subsidiaries (collectively, the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Allowance for Credit Losses on Loans

As described in Notes 1, 5 and 6 to the consolidated financial statements, the Company accounts for an allowance for credit losses on loans in accordance with Financial Accounting Standards Board Accounting Standard Codification ("ASC") Topic 326, Financial Instruments-Credit Losses. ASC 326 requires the Company's loan portfolio, measured at amortized cost, to be presented at the net amount expected to be collected. Estimates of expected credit losses for loans are based on evaluation of the size of the portfolio, current risk characteristics, past events, current conditions, reasonable and supportable forecasts of future economic conditions and prepayment experience. The provision for credit loss for the year ended December 31, 2024 was $11.1 million and the allowance for credit losses on loans as of December 31, 2024 was $17.2 million.

The Company's methodology for estimating the allowance for credit losses on loans includes quantitative and qualitative components of the calculation. The Company's loan portfolio is segmented by loan types that behave similarly during economic cycles. The quantitative analysis includes using a discounted cash flow ("DCF") model for determining the allowance for credit losses. Economic forecasts are used in the model to estimate the probability of default and loss given default through regression which are key inputs into the DCF model calculation. Quantitative model assumptions include, but are not limited to the discount rate, prepayment speeds, and curtailments. The quantitative model output is adjusted with qualitative adjustments. Management develops a qualitative framework that serves as the basis for determining the reasonableness of the model's output and makes qualitative adjustments as necessary. The allowance for credit loss methodology is inherently complex and requires the use of significant management judgment.

We determined that auditing the allowance for credit losses on loans was a critical audit matter because of the extent of auditor judgment applied and significant audit effort to evaluate the significant subjective and complex judgments made by management throughout the application processes, including segmentation, the economic forecasts used to calculate the regressions within the DCF model, the quantitative model assumptions as mentioned above, and the qualitative adjustments made using the qualitative framework.

The primary audit procedures performed to address this critical audit matter included the following:

Evaluated management's judgments and assumptions related to the selection of the model including evaluating the conceptual design of the model and the mathematical accuracy of the model;

Evaluated the relevance and reliability of the data used in the model;

Evaluated the composition of the peer group selected by the Company and the methodology for making this determination;

Evaluated management's judgments and assumptions used in the formation of the qualitative factor framework, including the relevance and reliability of internal and external data used in their formulation;

Evaluated the relevance and reliability of the internal and external data used in the development of qualitative adjustments and the effect of those adjustments; and

Evaluated the selection and use of a third-party service organization and specialist in assisting with the collective ACL on loans.

We have served as the Company's auditor since 2011.

/s/ BONADIO & CO., LLP

Bonadio & Co., LLP
Syracuse, New York
March 31, 2025

Pathfinder Bancorp, Inc.
Consolidated Statements of Condition

(In thousands, except share and per share data)		December 31, 2024		December 31, 2023
ASSETS:				
Cash and due from banks	$	13,963	$	12,338
Interest-earning deposits		17,609		36,394
Total cash and cash equivalents		31,572		48,732
Available-for-sale securities, at fair value		269,331		258,716
Held-to-maturity securities, at amortized cost (fair value of $151,023 and $168,034, respectively)		158,683		179,286
Marketable equity securities, at fair value		4,076		3,206
Federal Home Loan Bank stock, at cost		4,590		8,748
Loans, net of deferred fees		918,986		897,207
Less: Allowance for credit losses		17,243		15,975
Loans receivable, net		901,743		881,232
Premises and equipment, net		19,009		18,441
Assets held-for-sale		-		3,042
Operating lease right-of-use assets		1,391		1,526
Finance lease right-of-use assets		16,676		4,073
Accrued interest receivable		6,881		7,286
Foreclosed real estate		-		151
Intangible assets, net		5,989		85
Goodwill		5,056		4,536
Bank owned life insurance		24,727		24,641
Other assets		25,150		22,097
Total assets	$	1,474,874	$	1,465,798
LIABILITIES AND SHAREHOLDERS' EQUITY:				
Deposits:				
Interest-bearing	$	990,805	$	949,898
Noninterest-bearing		213,719		170,169
Total deposits		1,204,524		1,120,067
Short-term borrowings		61,000		125,680
Long-term borrowings		27,068		49,919
Subordinated debt		30,107		29,914
Accrued interest payable		546		2,245
Operating lease liabilities		1,591		1,711
Finance lease liabilities		16,745		4,381
Other liabilities		11,810		11,625
Total liabilities		1,353,391		1,345,542
Shareholders' equity:				
Voting common stock, par value $0.01; 25,000,000 authorized shares; 4,745,366 and 4,719,288 shares issued and outstanding, respectively		47		47
Non-Voting common stock, par value $0.01; 1,505,283 authorized shares; 1,380,283 shares issued and outstanding, respectively		14		14
Additional paid in capital		52,750		53,114
Retained earnings		77,816		76,060
Accumulated other comprehensive loss		(9,144)		(9,605)
Unearned ESOP shares		-		(135)
Total Pathfinder Bancorp, Inc. shareholders' equity		121,483		119,495
Noncontrolling interest		-		761
Total equity		121,483		120,256
Total liabilities and shareholders' equity	$	1,474,874	$	1,465,798

The accompanying notes are an integral part of the consolidated financial statements.

Pathfinder Bancorp, Inc.
Consolidated Statements of Income

(In thousands, except per share data)		For the year ended		
		December 31, 2024		December 31, 2023
Interest and dividend income:				
Loans, including fees	$	52,705	$	47,348
Debt securities:				
Taxable		22,319		17,500
Tax-exempt		1,920		1,947
Dividends		620		573
Federal funds sold and interest earning deposits		793		295
Total interest and dividend income		78,357		67,663
Interest expense:				
Interest on deposits		30,493		23,265
Interest on short-term borrowings		4,176		2,688
Interest on long-term borrowings		733		850
Interest on subordinated debt		1,966		1,941
Total interest expense		37,368		28,744
Net interest income		40,989		38,919
Provision for (benefit from) credit losses:				
Loans		11,106		2,991
Held-to-maturity securities		(95)		(98)
Unfunded commitments		(38)		37
Total provision for credit losses		10,973		2,930
Net interest income after provision for credit losses		30,016		35,989
Noninterest income:				
Service charges on deposit accounts		1,436		1,249
Earnings and gain on bank owned life insurance		854		630
Loan servicing fees		375		307
(Losses) gains on sales and redemptions of investment securities		(71)		62
Gain on sale of subsidiary		3,169		-
Net realized gains (losses) on marketable equity securities		197		(255)
Gains on sales of loans and foreclosed real estate		187		181
Losses on sale of premises and equipment		(13)		-
Debit card interchange fees		875		616
Insurance agency revenue		1,073		1,304
Other charges, commissions & fees		1,479		1,096
Total noninterest income		9,561		5,190
Noninterest expense:				
Salaries and employee benefits		17,810		15,920
Building and occupancy		4,118		3,563
Data processing		2,471		2,018
Professional and other services		3,686		2,019
Advertising		604		671
FDIC assessments		916		885
Audits and exams		539		735
Insurance agency expense		1,281		1,033
Community service activities		130		200
Foreclosed real estate expenses		102		111
Other expenses		2,760		2,240
Total noninterest expense		34,417		29,395
Income before provision for income taxes		5,160		11,784
Provision for income taxes		332		2,362
Net income attributable to noncontrolling interest and Pathfinder Bancorp, Inc.		4,828		9,422
Net income attributable to noncontrolling interest		1,445		129
Net income attributable to Pathfinder Bancorp Inc.	$	3,383	$	9,293
Voting Earnings per common share - basic and diluted	$	0.54	$	1.51
Series A Non-Voting Earnings per common share- basic and diluted	$	0.54	$	1.51
Dividends per common share (Voting and Series A Non-Voting)	$	0.40	$	0.36

The accompanying notes are an integral part of the consolidated financial statements.

Pathfinder Bancorp, Inc.
Consolidated Statements of Comprehensive Income

(In thousands)		For the years ended	
		December 31, 2024	December 31, 2023
Net Income	$	4,828	$ 9,422
Other Comprehensive Income (Loss)			
Retirement Plans:			
Retirement plan net gains recognized in plan expenses		151	222
Plan (losses) gains not recognized in plan expenses		(41)	257
Net unrealized gains on retirement plans		110	479
Available-for-sale securities:			
Unrealized holding (losses) gains arising during the period		(115)	1,538
Reclassification adjustment for net losses included in net income		137	1,932
Net unrealized gains on available-for-sale securities		22	3,470
Derivatives and hedging activities:			
Unrealized holding gains (losses) arising during the period		492	(474)
Net unrealized gains (losses) on derivatives and hedging activities		492	(474)
Other comprehensive income, before tax		624	3,475
Tax effect		(163)	(908)
Other comprehensive income, net of tax		461	2,567
Comprehensive income	$	5,289	$ 11,989
Comprehensive income, attributable to noncontrolling interest	$	1,445	$ 129
Comprehensive income attributable to Pathfinder Bancorp, Inc.	$	3,844	$ 11,860
Tax Effect Allocated to Each Component of Other Comprehensive (Loss) Income			
Retirement plan net gains recognized in plan expenses	$	(39)	$ (58)
Plan losses (gains) not recognized in plan expenses		11	(67)
Unrealized holding losses (gains) on available-for-sale securities arising during the period		30	(402)
Reclassification adjustment for net losses on available-for-sale securities included in net income		(36)	(505)
Unrealized (gains) losses on derivatives and hedging arising during the period		(129)	124
Income tax effect related to other comprehensive income	$	(163)	$ (908)

The accompanying notes are an integral part of the consolidated financial statements.

Pathfinder Bancorp, Inc.
Consolidated Statements of Changes in Shareholders' Equity
Years ended December 31, 2024 and December 31, 2023
(Unaudited)

(In thousands, except share and per share data)	Common Stock	Non-Voting Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Unearned ESOP shares	Non-controlling Interest	Total
Balance, January 1, 2024	$ 47	$ 14	$ 53,114	$ 76,060	$ (9,605)	$ (135)	$ 761	$120,256
Net income	-	-	-	3,383	-	-	1,445	4,828
Other comprehensive income, net of tax	-	-	-	-	461	-	-	461
ESOP shares earned (18,332 shares)	-	-	112	-	-	135	-	247
Stock options exercised	-	-	291	-	-	-	-	291
Voting common stock dividends declared ($0.40 per share)	-	-	-	(1,888)	-	-	-	(1,888)
Non-Voting common stock dividends declared ($0.40 per share)	-	-	-	(552)	-	-	-	(552)
Warrant dividends declared ($0.40 per share)	-	-	-	(50)	-	-	-	(50)
Deconsolidation of a subsidiary	-	-	(767)	863	-	-	(2,206)	(2,110)
Balance, December 31, 2024	$ 47	$ 14	$ 52,750	$ 77,816	$ (9,144)	$ -	$ -	$121,483
Balance, January 1, 2023	$ 47	$ 14	$ 52,101	$ 71,322	$ (12,172)	$ (315)	$ 585	$111,582
Net income	-	-	-	9,293	-	-	129	9,422
Other comprehensive loss, net of tax	-	-	-	-	2,567	-	-	2,567
ESOP shares earned (24,442 shares)	-	-	190	-	-	180	-	370
Stock based compensation	-	-	92	-	-	-	-	92
Stock options exercised	-	-	623	-	-	-	-	623
Voting common stock dividends declared ($0.36 per share)	-	-	-	(1,680)	-	-	-	(1,680)
Non-Voting common stock dividends declared ($0.36 per share)	-	-	-	(497)	-	-	-	(497)
Warrant dividends declared ($0.36 per share)	-	-	-	(45)	-	-	-	(45)
Adoption of ASU 2016-13 Current Expected Credit Losses	-	-	-	(2,134)	-	-	-	(2,134)
Cumulative effect of affiliate capital allocation	-	-	108	(199)	-	-	91	-
Distributions from affiliates	-	-	-	-	-	-	(44)	(44)
Balance, December 31, 2023	$ 47	$ 14	$ 53,114	$ 76,060	$ (9,605)	$ (135)	$ 761	$120,256

The accompanying notes are an integral part of the consolidated financial statements.

Pathfinder Bancorp, Inc.
Consolidated Statements of Cash Flows

		For the years ended December 31,	
(In thousands)		2024	2023
OPERATING ACTIVITIES			
Net income attributable to Pathfinder Bancorp, Inc.	$	3,383	$ 9,293
Adjustments to reconcile net income (loss) to net cash flows from operating activities:			
Provision for credit losses		10,973	2,930
Deferred income tax benefit		(417)	(367)
Proceeds from sales of loans held-for-sale		6,250	5,785
Originations of loans held-for-sale		(6,101)	(5,550)
Realized (gains) losses on sales, redemptions and calls of:			
Foreclosed real estate		(38)	35
Loss on sale of premises and equipment		13	-
Loans		(149)	(216)
Available-for-sale investment securities		139	(80)
Held-to-maturity investment securities		(68)	18
Marketable securities		(197)	255
Gain on sale of subsidiary, attributable to Pathfinder Bancorp, Inc.		(1,504)	-
Depreciation		1,344	1,397
Amortization of mortgage servicing rights		(41)	(38)
Amortization of deferred loan fees and costs		(293)	(268)
Amortization of operating leases		(224)	(35)
Amortization of deferred financing fees from subordinated debt		193	181
(Losses) earnings on bank owned life insurance		(86)	(630)
Net amortization of premiums and discounts on investment securities		(284)	1,785
Amortization of intangible assets		258	16
Stock based compensation and ESOP expense		247	462
Net change in accrued interest receivable		405	(1,118)
Net change in other assets and liabilities		(2,594)	1,577
Net cash inflows from operating activities		11,209	15,432
INVESTING ACTIVITIES			
Purchase of available-for-sale securities		(92,883)	(99,086)
Purchase of held-to-maturity securities		(24,665)	(13,682)
Purchase of marketable securities		(673)	(1,598)
Purchase of Federal Home Loan Bank stock		(14,634)	(19,738)
Proceeds from redemption of Federal Home Loan Bank stock		18,792	16,972
Proceeds from maturities and principal reductions of available-for-sale securities		78,014	19,960
Proceeds from maturities and principal reductions of held-to-maturity securities		40,527	28,138
Proceeds from sale of subsidiary		1,155	-
Proceeds from sales, redemptions and calls of:			
Available-for-sale securities		3,276	17,396
Held-to-maturity securities		5,082	288
Foreclosed real estate		167	320
Net change in loans		(31,230)	(1,792)
Acquisition of core deposit intangible asset		(6,271)	-
Proceeds from sale of premises and equipment		3,007	-
Purchase of premises and equipment		(2,062)	(1,966)
Net cash outflows from investing activities		(22,398)	(54,788)

FINANCING ACTIVITIES

Net change in demand deposits, NOW accounts, savings accounts, money management deposit accounts, MMDA accounts and escrow deposits		92,109		(75,254)
Net change in time deposits		98,783		74,902
Net change in brokered deposits		(106,435)		(5,011)
Net change in short-term borrowings		(64,680)		65,347
Payments on long-term borrowings		(33,551)		(12,019)
Proceeds from long-term borrowings		10,700		6,274
Proceeds from exercise of stock options		291		623
Cash dividends paid to common voting shareholders		(1,840)		(1,690)
Cash dividends paid to common non-voting shareholders		(538)		(497)
Cash dividends paid on warrants		(49)		(45)
Change in noncontrolling interest, net		(761)		176
Net cash (outflows) inflows from financing activities		(5,971)		52,806
Change in cash and cash equivalents		(17,160)		13,450
Cash and cash equivalents at beginning of period		48,732		35,282
Cash and cash equivalents at end of period	$	31,572	$	48,732
CASH PAID DURING THE PERIOD FOR:				
Interest	$	38,624	$	27,474
Income taxes		600		3,159
NON-CASH INVESTING ACTIVITY				
Real estate acquired in exchange for loans		-		333

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The accompanying consolidated financial statements include the accounts of Pathfinder Bancorp, Inc. (the "Company") and its wholly owned subsidiary, Pathfinder Bank (the "Bank"). The Company is a Maryland corporation headquartered in Oswego, New York. On October 16, 2014, the Company completed its conversion from the mutual holding company structure and the related public offering and is now a stock holding company that is fully owned by the public. As a result of the conversion, the mutual holding company and former mid-tier holding company were merged into Pathfinder Bancorp, Inc. The primary business of the Company is its investment in Pathfinder Bank (the "Bank") which is 100% owned by the Company. The Bank has two wholly owned operating subsidiaries, Pathfinder Risk Management Company, Inc. ("PRMC") and Whispering Oaks Development Corp. All significant inter-company accounts and activity have been eliminated in consolidation. Although the Company previously owned, through its wholly owned subsidiary Pathfinder Risk Management Company, Inc., 51% of the membership interest in FitzGibbons Agency, LLC ("Agency"), the Company is required to consolidate 100% of the Agency within the consolidated financial statements. The 49% of the Agency which the Company did not own is accounted for separately as noncontrolling interests within the consolidated financial statements. The Company completed the sale of its majority membership interest in the FitzGibbons Agency to Marshall & Sterling Enterprises, Inc. in October 2024.

The Company has seven branch offices located in Oswego County, five branch offices in Onondaga County and one limited purpose office in Oneida County. The Company is primarily engaged in the business of attracting deposits from the general public in the Company's market area, and investing such deposits, together with other sources of funds, in loans secured by commercial real estate, business assets, one-to-four family residential real estate and investment securities.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management has identified the allowance for credit losses, deferred income taxes, pension obligations, the annual evaluation of the Company's goodwill for possible impairment and the evaluation of investment securities for credit loss impairment and the estimation of fair values for accounting and disclosure purposes to be the accounting areas that require the most subjective and complex judgments, and as such, could be the most subject to revision as new information becomes available.

The Company is subject to the regulations of various governmental agencies. The Company also undergoes periodic examinations by the regulatory agencies which may subject it to further changes with respect to asset valuations, amounts of required loss allowances, and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examinations.

Significant Group Concentrations of Credit Risk

Most of the Company's activities are with customers located primarily in Oswego and Onondaga counties of New York State. A large portion of the Company's portfolio is centered in residential and commercial real estate. The Company closely monitors real estate collateral values and requires additional reviews of commercial real estate appraisals by a qualified third party for commercial real estate loans in excess of $400,000. All residential loan appraisals are reviewed by an individual or third party who is independent of the loan origination or approval process and was not involved in the approval of appraisers or selection of the appraiser for the transaction, and has no direct or indirect interest, financial or otherwise in the property or the transaction. Note 4 discusses the types of securities that the Company invests in. Note 5 discusses the types of lending that the Company engages in.

Advertising

The Company generally follows the policy of charging the costs of advertising to expense as incurred. Expenditures for new marketing and advertising material designs and/or media content, related to specifically-identifiable marketing campaigns are capitalized and expensed over the estimated life of the campaign. Such periods of time are generally 12-24 months in duration and do not exceed 36 months.

Noncontrolling Interest

Noncontrolling interest represented the portion of ownership and profit or loss that is attributable to the minority owners of the FitzGibbons Agency. In accordance with ASC 810, *Consolidation*, the noncontrolling interest was reduced to zero on October 1, 2024 as a result of the sale of the FitzGibbons Agency and accounting treatment for deconsolidation of a subsidiary.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and interest-bearing deposits (with original maturity of three months or less).

Investment Securities

The Company classifies investment securities as either available-for-sale or held-to-maturity. The Company does not hold any securities considered to be trading. Available-for-sale securities are reported at fair value, with net unrealized gains and losses reflected as a separate component of shareholders' equity, net of the applicable income tax effect. Held-to-maturity securities are those that the Company has the ability and intent to hold until maturity and are reported at amortized cost.

Gains or losses on investment security transactions are based on the amortized cost of the specific securities sold. Premiums and discounts on securities are amortized and accreted into income using the interest method over the period to maturity.

The Company records its investment in marketable equity securities ("MES") at fair value. Changes in the fair value of MES are recorded as additions to, or subtractions from, net income in the period that the change occurs. These changes in fair value are separately disclosed as gains (losses) on equity securities on the Consolidated Statements of Income.

Note 4 to the consolidated financial statements includes additional information about the Company's accounting policies with respect to the credit loss impairment of investment securities.

Federal Home Loan Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank ("FHLB") system to hold stock of its district FHLB according to a predetermined formula. The stock is carried at cost.

Transfers of Financial Assets

Transfers of financial assets, including sales of loans and loan participations, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loans

The Company grants mortgage, commercial, municipal, and consumer loans to customers. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at their outstanding unpaid principal balances, less the allowance for credit losses plus net deferred loan origination costs. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the market area. Interest income is generally recognized when income is earned using the interest method. Nonrefundable loan fees received and related direct origination costs incurred are deferred and amortized over the life of the loan using the interest method, resulting in a constant effective yield over the loan term. Deferred fees are recognized into income and deferred costs are recorded to income immediately upon prepayment of the related loan.

The loans receivable portfolio is segmented into residential mortgage, commercial and consumer loans. The residential mortgage segment consists of one-to-four family first-lien residential mortgages and construction loans. Commercial loans consist of the following classes: real estate, lines of credit, other commercial and industrial, and tax-exempt loans. Consumer loans include both home equity lines of credit and loans with junior liens and other consumer loans.

Allowance for Credit Losses

Adoption of ASC 326, Financial Instruments - Credit Losses

In June 2016, the Financial Accounting Standards Board ("FASB") issued *Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, requiring financial institutions, such as the Bank, to adopt the Current Expected Credit Loss ("CECL") methodology according to a specified implementation timeline. In order to meet this timeline requirement, the Bank adopted the CECL methodology for calculating its ACL on January 1, 2023. The ACL represents a valuation account that is deducted from the amortized cost basis of includable financial assets to present their net carrying value at the amount expected to be collected over the entire life of those assets. The income statement reflects the measurement of credit losses for newly recognized financial assets as well as expected increases, or decreases, of expected credit losses that have taken place during the reporting period. When determining the ACL, expected credit losses over the expected term of the financial asset will be estimated considering relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the future collectability of the reported amount. In addition, ASC 326 requires credit losses relating to assets such as held-to-maturity debt securities and open contractual funding commitments to be recorded through the ACL.

On January 1, 2023 the Company recorded a one-time CECL transition adjustment (recorded as an adjustment, net of taxes, to retained earnings) of $1.9 million. The $12.4 million CECL ACL at January 1, 2023 was composed of $8.4 million in reserves calculated using quantitative methodologies based on historical loss experience and $4.0 million based on qualitative factors, as determined by management. See Note 6 of the accompanying financial statements for a further discussion of this transition.

The January 1, 2023 transition to CECL also required that new reserves be created in the amounts of $450,000 and $552,000, related to held-to-maturity investments and unfunded commitments, respectively. Including the $1.9 million CECL transition adjustment related to loans, described above, the total CECL transition adjustment was $2.1 million, net of the effects of tax, on January 1, 2023, which was recorded in retained earnings on that date.

Management extensively reviews recent trends in historical losses, qualitative factors, including concentrations of loans to related borrowers and concentrations of loans by collateral type, and specific reserve requirements on loans individually evaluated in its determination of the adequacy of the credit losses. Therefore, the allowance for credit losses (ACL) represents management's estimate of losses inherent in credit-exposed asset portfolios, including the loan portfolio, unfunded loan commitments and the investment securities portfolio classified as held-to maturity (HTM). The allowance is increased by the provision for credit losses, and decreased by charge-offs, net of recoveries. The ACL is established as of the date of the statement of condition and it is recorded as a reduction of either loans or HTM securities or as an other liability, in the case of unfunded loan commitments, in accordance with generally accepted accounting principles (GAAP).

The ACL is evaluated on a regular basis and established through charges to earnings in the form of a provision (benefit) for credit losses. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Portfolio Segmentation and Collectively Evaluated Loans

Loans are pooled based on their homogeneous risk characteristics. Once loans have been segmented into pools, a loss rate is applied to the amortized cost basis. The Company has divided its portfolio into discrete segments, as the loans within the segments have similar characteristics. Characteristics considered include: purpose, tenor, amortization, repayment source, payment frequency, collateral and recourse. The Company's identified portfolio segments include commercial loans/lines, commercial mortgages, consumer loans residential lines of credit, and residential loans, as well as certain subcategories of these loan types.

The Company utilizes the Discounted Cash Flow ("DCF") method for its pooled segment calculation. The DCF method implements a probability of default with loss given default and loss exposure at default estimation. The probability of default and loss given default are applied to expected future cash flows to the exposures at the projected point of loss occurrence, including estimates of borrower prepayment activity, that are adjusted to present value and these discounted expected losses become the quantitatively-derived portion of the ACL.

DCF analysis is reliant upon a variety of loan-level data, peripheral model outputs and key assumptions. The data fields required to create the contractual portion of the forward-looking cash flow schedule relate to the terms of each loan and include information regarding payment amount, payment frequency, interest rate, interest type, maturity date, amortization term, etc. Contractual terms must be adjusted for prepayments to arrive at expected cash flows. The Company modeled amortizing/installment notes with a prepayment rate, annualized to one-year. For loans where principal collection is dominated by borrower election, e.g., lines of credit, interest-only, etc., and not by contractual obligation, the Company modeled a statistical tendency to repay as a curtailment rate, normalized to a one-year rate.

The Company uses forecasts to predict how modeled economic factors will perform. The Company currently elects to forecast economic factors over a period for which it can produce a reliable and defensible forecast from widely accepted economic forecast resources. After the forecast period, the following eight quarters are reverted on a straight-line basis to the economic factor's average. The Company uses an eight-quarter straight-line reversion to reduce the potential for a spike impact on the model caused by a rapid reversion. Additionally, as the Company is past its point of forecast, a straight-line reversion represents a most-likely scenario absent a reasonable and supportable forecast.

In the Company's analysis at the portfolio level, management found that the best model for predicting defaults considers economic metrics such as the National Unemployment Rate, the U.S. Federal Housing Finance Agency National House Price Index and the U.S. Retail Sales Index. With the large number of observations afforded by using peer data, the default curve is less sensitive to unusual loss events and has a much smoother shape. These metrics are considered to be extremely strong predictors of defaults and explain almost all variation in the default rate.

The reserve is calculated based on a life of loan basis. The life of loan is assumed with consideration of prepayments and contractual maturity dates. If a given loan does not have a populated maturity date, based upon historical experience, the Company elected to amortize the loan for a length of time equal to the average life of the loan's segment before the remaining balance will balloon with the exception of Commercial Demand Lines of Credit where the Company uses one year, reflecting the demand nature of these exposures.

Management also considers Qualitative Factors ("QF") that are likely to cause estimated credit losses with the Company's existing portfolio to differ from historical loss experience, including but not limited to: national and local economic trends and conditions, levels and trends in delinquencies, non-accrual loans and classified assets, trends in volume, terms and concentrations of loans, changes in lending policies and procedures, quality of credit review function and administration, and changes in regulatory environment, management, markets and product offerings. Management quarterly assesses the magnitude of QF adjustments necessary to be applied to the quantitatively-derived ACL in order to incorporate forward-looking projections in its final evaluation of current expected credit losses.

Individually Evaluated Loans

Excluded from pooled analysis are loans to be individually evaluated due to the assets not maintaining similar risk characteristics to those in the designated pool segments. These loans are generally considered to be collateral dependent and, therefore, an analysis of the collateral position versus the collectively evaluated loan discounted cash flow approach better reflects the potential loss. Non-collateral dependent loans follow the discontinued cash flow model. Individually evaluated loans include: loans over 90 days past due, loans to borrowers experiencing financial difficulty, loans placed on non-accrual status and classified assets with exposure greater than $300,000 for residential and consumer loans, and $100,000 for commercial lines and loans, commercial real estate and tax-exempt loans.

Held to Maturity ("HTM") Debt Securities

The Company's HTM debt securities are also required to utilize the current expected credit losses approach to estimate expected credit losses. The Company's HTM debt securities included securities that are issued by U.S. government agencies or U.S. government-sponsored enterprises. These securities carry the explicit and/or implicit guarantee of the U.S. government, are widely recognized as "risk free," and have a long history of zero credit loss. The Company also carries a portfolio of HTM municipal bonds and privately issued mortgage- and asset-backed securities. The Company measures its allowance for credit losses on HTM debt securities on a collective basis by major security type. The estimate of credit loss is based on historical credit losses, if any, adjusted for current conditions and reasonable and supportable forecasts. The Company considers the nature of the collateral, potential future changes in collateral values and available loss information. Adjustments to the allowance are reported in the Statements of Income as a component of provision for credit losses.

Available for Sale ("AFS") Debt Securities

For AFS securities in an unrealized loss position, the Company first assesses whether (i) it intends to sell, or (ii) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If either case is affirmative, any previously recognized allowances are charged-off and the security's amortized cost is written down to fair value through income. If neither case is affirmative, the security is evaluated to determine whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Adjustments to the allowance are reported in our income statement as a component of provision for credit losses. AFS securities are charged-off against the allowance or, in the absence of any allowance, written down through income when deemed uncollectible by management or when either of the aforementioned criteria regarding intent or requirement to sell is met.

Accrued Interest Receivable

Accrued interest receivable balances are presented separately within other assets on the statement of financial condition. Accrued interest receivable that is included in the amortized cost of financial receivables and debt securities are excluded from related disclosure requirements. The Company does not measure an allowance for credit losses for accrued interest receivable as the Company writes off accrued interest receivable, in a timely manner, by reversing interest income. For commercial loans, the write off typically occurs upon becoming 90 days past due. For consumer loans, the write off typically occurs upon becoming 120 days past due. Historically, the Company has not experienced uncollectible accrued interest receivable on its investment securities. However, the Company would generally write off accrued interest receivable by reversing interest income if the Company does not reasonably expect to receive payments. Due to the timely manner in which accrued interest receivables are written off, the amounts of such write offs are immaterial.

Reserve for Unfunded Commitments

The reserve for unfunded commitments (the "Unfunded Reserve") represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit and standby letters of credit. However, a liability is not recognized for commitments unconditionally cancellable by the Company. The Unfunded Reserve is recognized as a liability (other liabilities in the consolidated statements of financial condition), with adjustments to the reserve recognized as a provision for credit loss expense in the consolidated statements of income. The Unfunded Reserve is determined by estimating expected future fundings, under each segment, and applying the expected loss rates. Expected future fundings are based on historical averages of funding rates (i.e., the likelihood of draws taken). Average funding rates are determined based on the most recent 20 quarters (5 years) of actual fundings on lines of credit. The average funding rate for each segment is compared to the current funding rate on each line to determine the average fundings available to be drawn. The fund up rate (the difference between the average funding rate and the current funding rate) for each segment is then applied within CECL model to the unfunded commitment balance to estimate the expected future fundings under each segment. The loss rate derived for each segment in the current CECL calculation is then applied to the expected future fundings to derive the estimate of allowance for credit losses for unfunded commitments.

Income Recognition on Individually Evaluated and Nonaccrual Loans

For all classes of loans receivable, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan may be currently performing. A loan may remain on accrual status if it is either well secured or guaranteed and in the process of collection. When a loan is placed on nonaccrual status, unpaid interest is reversed and recorded against interest income. Interest received on nonaccrual loans, including individually evaluated loans, generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, generally six months, and the ultimate collectability of the total contractual principal and interest is no longer in doubt. Nonaccrual loans that have been modified are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification.

For nonaccrual loans, when future collectability of the recorded loan balance is expected, interest income may be recognized on a cash basis when payments are made. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for credit losses until prior charge-offs have been fully recovered.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Company enters into commitments to extend credit, including commitments under standby letters of credit. Such financial instruments are recorded to the balance sheet when they are funded.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, ranging up to 40 years for premises and leasehold improvements (or the lesser of the lease term) and 10 years for equipment. Maintenance and repairs are recorded to operating expenses as incurred. The asset cost and accumulated depreciation are removed from the accounts for assets sold or retired and any resulting gain or loss is included in the determination of income.

Foreclosed Real Estate

Physical possession of residential real estate property collateralizing a residential mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed-in-lieu of foreclosure or through a similar legal agreement. Properties acquired through foreclosure, or by deed-in-lieu of foreclosure, are recorded at their fair value less estimated costs to sell. Fair value is typically determined based on evaluations by third parties. Costs incurred in connection with preparing the foreclosed real estate for disposition are capitalized to the extent that they enhance the overall fair value of the property. Any write-downs on the asset's fair value less costs to sell at the date of acquisition are recorded to the allowance for credit losses. Subsequent write downs and expenses of foreclosed real estate are included as a valuation allowance and recorded in noninterest expense.

Goodwill and Intangible Assets

Goodwill represents the excess cost of an acquisition over the fair value of the net assets acquired. Goodwill is not amortized, but is evaluated annually or when there is a triggering event for impairment. Intangible assets, such as customer lists, are amortized over their useful lives, generally 15 years.

Mortgage Servicing Rights

Originated mortgage servicing rights are recorded at their fair value at the time of transfer of the related loans and are amortized in proportion to, and over the period of, estimated net servicing income or loss. The carrying value of the originated mortgage servicing rights is periodically evaluated for impairment or between annual evaluations under certain circumstances.

Stock-Based Compensation

Compensation costs related to share-based payment transactions are recognized based on the grant-date fair value of the stock-based compensation issued. Compensation costs are recognized over the period that an employee provides service in exchange for the award. Compensation costs related to the Employee Stock Ownership Plan are dependent upon the average stock price and the shares committed to be released to plan participants through the period in which income is reported.

Retirement Benefits

The Company has a non-contributory defined benefit pension plan that covered substantially all employees. On May 14, 2012, the Company informed its employees of its decision to freeze participation and benefit accruals under the plan, primarily to reduce some of the volatility in earnings that can accompany the maintenance of a defined benefit plan. The plan was frozen on June 30, 2012. Compensation earned by employees up to June 30, 2012 is used for purposes of calculating benefits under the plan but there will be no future benefit accruals after this date. Participants as of June 30, 2012 will continue to earn vesting credit with respect to their frozen accrued benefits as they continue to work. Pension expense under these plans is recorded to current operations and consists of several components of net pension cost based on various actuarial assumptions regarding future experience under the plans.

Gains and losses, prior service costs and credits, and any remaining transition amounts that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive loss, net of tax effects, until they are amortized as a component of net periodic cost. Plan assets and obligations are measured as of the Company's statement of condition date.

The Company has unfunded deferred compensation and supplemental executive retirement plans for selected current and former employees and officers that provide benefits that cannot be paid from a qualified retirement plan due to Internal Revenue Code restrictions. These plans are nonqualified under the Internal Revenue Code, and assets used to fund benefit payments are not segregated from other assets of the Company, therefore, in general, a participant's or beneficiary's claim to benefits under these plans is as a general creditor.

The Bank sponsors an Employee Stock Ownership Plan ("ESOP") covering substantially all full time employees. The cost of shares issued to the ESOP but not committed to be released to the participants is presented in the Consolidated Statements of Condition as a reduction of shareholders' equity. ESOP shares are released to the participants on an annual basis in accordance with a predetermined schedule. The Company records ESOP compensation expense based on the shares committed to be released and allocated to the participant's accounts multiplied by the average share price of the Company's stock over the period. Dividends related to unallocated shares are recorded as compensation expense.

Derivative Financial Instruments

Derivative instruments are recorded on the statements of condition as assets and liabilities measured at their fair value. The accounting for changes in the fair value of a derivative depends on whether or not the derivative has been designated and qualifies as part of a hedging relationship. The Company acquires derivatives with the intent of designating and qualifying those instruments as part of hedging relationships to other balance sheet assets or liabilities. The specific accounting treatment for increases and decreases in the value of derivatives further depends upon the use of the specific derivatives. There are two primary types of interest rate derivatives that may be employed by the Company:

- *Fair Value Hedge* - As a result of interest rate fluctuations, fixed-rate assets and liabilities will appreciate or depreciate in fair value over the course of their economic lives prior to maturity. When effectively hedged, this appreciation or depreciation will generally be offset by fluctuations in the fair value of derivative instruments that are linked to the hedged assets and liabilities. This strategy is referred to as a fair value hedge. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability are expected to substantially offset each other and these changes are recognized currently in earnings.

- *Cash Flow Hedge* - Cash flows related to floating rate assets and liabilities will fluctuate with changes in the underlying rate index. When effectively hedged, the increases or decreases in cash flows related to the floating-rate asset or liability will generally be offset by changes in cash flows of the derivative instruments designated as a hedge. This strategy is referred to as a cash flow hedge. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings.

Income Taxes

The provision for income taxes is based on taxes currently payable or refundable and deferred income taxes on temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are reported in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

Earnings Per Share

Basic net income per share is calculated using the two-class method by dividing net income (less any dividends on participating securities) by the weighted average number of shares of common stock and participating securities outstanding for the period. Diluted earnings per share may include the additional effect of other securities, if dilutive, in which case the dilutive effect of such securities is calculated by applying either the two-class method or the Treasury Stock method to the assumed exercise or vesting of potentially dilutive common shares. The method yielding the more dilutive result is ultimately reported for the applicable period. Potentially dilutive common stock equivalents primarily consist of employee stock options and restricted stock units. Unallocated common shares held by the ESOP are not included in the weighted average number of common shares outstanding for purposes of calculating earnings per common share until they are committed to be released to plan participants. Note 3 provides more information related to earnings per share.

Segment Reporting

The Company has evaluated the activities relating to its strategic business units. The controlling interest the Company had in the FitzGibbons Agency is dissimilar in nature and management when compared to the Company's other strategic business units which are judged to be similar in nature and management. The Company has determined that the FitzGibbons Agency is below the reporting threshold in size in accordance with Accounting Standards Codification 280, *Segment Reporting*. Accordingly, the Company has determined it has no reportable segments.

The Company's reportable segments are determined by the Chief Executive Officer, who is designated as the chief operating decision maker ("CODM"), based on information provided about the Company's products and services offered. A segment is distinguished by the level of information provided to the CODM, who uses information to review performance of various components of the business. The CODM will evaluate the financial performance of the Company's business components by evaluating revenue streams, significant expenses, and budget to actual results in assessing the Company's segments and in the determination of allocating resources. The CODM uses consolidated net income to benchmark the Company against its competitors. The benchmarking analysis along with monitoring budget to actual results are used in assessing performance. The financial information used for performance assessment by the CODM is the same as the financial information included on the accompanying Consolidated Statements of Condition and Consolidated Statements of Income.

Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as a separate component of the equity section of the statement of condition, such items, along with net income, are components of comprehensive income.

Accumulated other comprehensive loss represents the sum of these items, with the exception of net income, as of the balance sheet date and is represented in the table below.

		As of December 31,	
Accumulated Other Comprehensive Loss By Component:		2024	2023
Unrealized loss for pension and other postretirement obligations	$	(2,696) $	(2,806)
Tax effect		705	733
Unrealized loss for pension and other postretirement obligations, net of tax		(1,991)	(2,073)
Unrealized loss on available-for-sale securities		(10,219)	(10,241)
Tax effect		2,671	2,677
Unrealized loss on available-for-sale securities, net of tax		(7,548)	(7,564)
Unrealized gain on hedging activities arising during the period		535	45
Tax effect		(140)	(13)
Unrealized gain on hedging activities, net of tax		395	32
Accumulated other comprehensive loss	$	(9,144) $	(9,605)

Reclassifications

Certain amounts in the 2023 consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income as previously reported.

NOTE 2: NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") and, to a lesser extent, other authoritative rulemaking bodies promulgate GAAP to regulate the standards of accounting in the United States. From time to time, the FASB issues new GAAP standards, known as Accounting Standards Updates ("ASUs") some of which, upon adoption, may have the potential to change the way in which the Company recognizes or reports within its consolidated financial statements. The following table provides a description of standards that have not yet been adopted as of December 31, 2024, but could have an impact on the Company's consolidated financial statements upon adoption.

Standards Adopted as of December 31, 2024

Standard	Description	Required Date of Implementation	Effect on Consolidated Financial Statements
Reference Rate Reform *(ASU 2020-04: Facilitation of the Effects of Reference Rate Reform on Financial Reporting [Topic 848]: Deferral of the Sunset Date of Topic 848)*	The amendments provide optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions affected by reference rate reform. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments (1) apply to contract modifications that replace a reference rate affected by reference rate reform, (2) provide exceptions to existing guidance related to changes to the critical terms of a hedging relationship due to reference rate reform (3) provide optional expedients for fair value hedging relationships, cash flow hedging relationships, and net investment hedging relationships, and (4) provide a onetime election to sell, transfer, or both sell and transfer debt securities classified as held-to-maturity that reference a rate affected by reference rate reform and that are classified as held-to-maturity before January 1, 2020. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope. ASU 2021-01 clarifies that certain optional expedients and exceptions in ASC 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. ASU 2021-01 also amends the expedients and exceptions in ASC 848 to capture the incremental consequences of the scope clarification and to tailor the existing guidance to derivative instruments affected by the discounting transition.	Adopted as of December 31, 2024, as amended by ASU 2022-06.	The adoption of this ASU did not have a material impact to the Company's consolidated financial statements.
Segment Reporting ASU 2023-07 *(Topic 280): Improvements to Reportable Segment Disclosures*	ASU 2023-07 was issued to expand the disclosures for reportable segments made by public entities in response to stakeholders' requests for more detailed information about expenses within each reportable segment. The guidance disclosure of significant expenses for reportable segments including disclosures related to a reportable segment's profit or loss and assets. In addition, entities with a single reportable segment must now provide all segment disclosures required in ASC 280, including the new disclosures for reportable segments under the amendments in ASU 2023-07. The amendments do not change the existing guidance on how a public entity identifies and determines its reportable segments.	Effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.	The adoption of this ASU did not have a material impact to the Company's consolidated financial statements.

Standards Not Yet Adopted as of December 31, 2024

Standard	Description	Required Date of Implementation	Effect on Consolidated Financial Statements
Income taxes *(Topic 740): Improvements to Income Tax Disclosures 2023-09*	Amendments to ASC740 are being made to enhance the transparency and decision usefulness of income tax disclosures. The enhancements are made to provide information to better assess how an entity's operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The objective of these disclosure requirements is for an entity, particularly an entity operating in multiple jurisdictions, to disclose sufficient information to enable users of financial statements to understand the nature and magnitude of factors contributing to the difference between the effective tax rate and the statutory tax rate.	Public business entities are required to apply this guidance to annual periods beginning after December 15, 2024.	The adoption of this ASU is not expected to have a material impact to the Company's consolidated financial statements.
Standard	**Description**	**Required Date of Implementation**	**Effect on Consolidated Financial Statements**
Income Statement ASU 2024-03 *(Subtopic 220-40): Disaggregation of Income Statement Expenses*	Amendments to ASC740 are being made to enhance the transparency and decision usefulness of income tax disclosures. The enhancements are made to provide information to better assess how an entity's operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The objective of these disclosure requirements is for an entity, particularly an entity operating in multiple jurisdictions, to disclose sufficient information to enable users of financial statements to understand the nature and magnitude of factors contributing to the difference between the effective tax rate and the statutory tax rate.	Fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027.	The Company is evaluating the adoption of the ASU but does not expect it will have a material impact to the Company's consolidated financial statements.

NOTE 3: EARNINGS PER SHARE

Following shareholder approval received on June 4, 2021, the Company converted 1,380,283 shares of its Series B Convertible Perpetual Preferred Stock to an equal number of shares of its newly-created Series A Non-Voting Common Stock. The conversion, which was effective on June 28, 2021, represented 100% of the Company's Convertible Perpetual Preferred Stock outstanding at the time of the conversion and retired the Convertible Perpetual Preferred Stock in perpetuity.

The Company has voting common stock, non-voting common stock and a warrant that are all eligible to participate in dividends equal to the voting common stock dividends on a per share basis. Securities that participate in dividends, such as the Company's non-voting common stock and warrant, are considered "participating securities". The Company calculates net income available to voting common shareholders using the two-class method required for capital structures that include participating securities.

In applying the two-class method, basic net income per share was calculated by dividing net income (less any dividends on participating securities) by the weighted average number of shares of common stock and participating securities outstanding for the period. Diluted earnings per share may include the additional effect of other securities, if dilutive, in which case the dilutive effect of such securities is calculated by applying either the two-class method or the Treasury Stock method to the assumed exercise or vesting of potentially dilutive common shares. The method yielding the more dilutive result is ultimately reported for the applicable period. Potentially dilutive common stock equivalents primarily consist of employee stock options and restricted stock units. Unallocated common shares held by the ESOP are not included in the weighted average number of common shares outstanding for purposes of calculating earnings per common share until they are committed to be released to plan participants.

Anti-dilutive shares are common stock equivalents with average exercise prices in excess of the weighted average market price for the period presented. Anti-dilutive stock options, not included in the computation below, were $-0- for the years ended 2024 and 2023, respectively.

The following table sets forth the calculation of basic and diluted earnings per share for the years ended December 31:

(In thousands, except share and per share data)		2024		2023
Net income attributable to Pathfinder Bancorp, Inc.	$	3,383	$	9,293
Series A Non-Voting Common Stock dividends		552		497
Warrant dividends		50		45
Undistributed earnings allocated to participating securities		216		1,729
Net income available to common shareholders-Voting	$	2,565	$	7,022
Net income attributable to Pathfinder Bancorp, Inc.	$	3,383	$	9,293
Voting Common Stock dividends		1,888		1,680
Warrant dividends		50		45
Undistributed earnings allocated to participating securities		695		5,487
Net income available to common shareholders-Voting	$	750	$	2,081
Basic and diluted weighted average common shares outstanding-Voting		4,714		4,653
Basic and diluted weighted average common shares outstanding-Series A Non-Voting		1,380		1,380
Basic and diluted earnings per common share-Voting	$	0.54	$	1.51
Basic and diluted earnings per common share-Series A Non-Voting	$	0.54	$	1.51

NOTE 4: INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities are summarized as follows:

(In thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
December 31, 2024							
Available-for-Sale Portfolio							
Debt investment securities:							
US Treasury, agencies and GSEs	$	73,888	$	371	$	(3,834)	$ 70,425
State and political subdivisions		35,128		122		(1,928)	33,322
Corporate		10,956		209		(284)	10,881
Asset backed securities		18,934		26		(473)	18,487
Residential mortgage-backed - US agency		40,636		35		(1,500)	39,171
Collateralized mortgage obligations - US agency		14,376		45		(891)	13,530
Collateralized mortgage obligations - Private label		85,426		158		(2,275)	83,309
Total		279,344		966		(11,185)	269,125
Equity investment securities:							
Common stock - financial services industry		206		-		-	206
Total		206		-		-	206
Total available-for-sale	$	279,550	$	966	$	(11,185)	$ 269,331
Held-to-Maturity Portfolio							
Debt investment securities:							
US Treasury, agencies and GSEs	$	3,648	$	-	$	(282)	$ 3,366
State and political subdivisions		17,153		10		(1,833)	15,330
Corporate		43,628		23		(1,740)	41,911
Asset backed securities		13,050		8		(557)	12,501
Residential mortgage-backed - US agency		9,575		32		(728)	8,879
Collateralized mortgage obligations - US agency		11,940		3		(1,223)	10,720
Collateralized mortgage obligations - Private label		59,946		40		(1,670)	58,316
Total		158,940		116		(8,033)	151,023
Less: Allowance for credit losses		257		-		-	-
Total held-to-maturity	$	158,683	$	116	$	(8,033)	$ 151,023

| | December 31, 2023 | | | |
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-Sale Portfolio				
Debt investment securities:				
US Treasury, agencies and GSEs	$ 82,588	$ 754	$ (3,259)	$ 80,083
State and political subdivisions	34,588	145	(1,809)	32,924
Corporate	11,008	276	(365)	10,919
Asset backed securities	20,251	-	(359)	19,892
Residential mortgage-backed - US agency	25,446	57	(1,085)	24,418
Collateralized mortgage obligations - US agency	13,058	116	(995)	12,179
Collateralized mortgage obligations - Private label	81,812	128	(3,845)	78,095
Total	268,751	1,476	(11,717)	258,510
Equity investment securities:				
Common stock - financial services industry	206	-	-	206
Total	206	-	-	206
Total available-for-sale	$ 268,957	$ 1,476	$ (11,717)	$ 258,716
Held-to-Maturity Portfolio				
Debt investment securities:				
US Treasury, agencies and GSEs	$ 3,760	$ -	$ (304)	$ 3,456
State and political subdivisions	16,576	28	(1,874)	14,730
Corporate	45,427	9	(3,281)	42,155
Asset backed securities	16,860	-	(1,180)	15,680
Residential mortgage-backed - US agency	6,974	15	(665)	6,324
Collateralized mortgage obligations - US agency	13,221	-	(1,293)	11,928
Collateralized mortgage obligations - Private label	76,819	120	(3,178)	73,761
Total	179,637	172	(11,775)	168,034
Less: Allowance for credit losses	351	-	-	-
Total held-to-maturity	$ 179,286	$ 172	$ (11,775)	$ 168,034

A substantial percentage of the Company's investments in mortgage-backed securities include pass-through securities and collateralized mortgage obligations issued and guaranteed by Fannie Mae, Freddie Mac, and Ginnie Mae. At December 31, 2024, the Company also held a total of 115 private-label mortgage-backed securities, collateralized mortgage obligations or asset-backed securities with an aggregate book balance of $177.4 million. At December 31, 2023, the Company also held a total of 119 private-label mortgage-backed securities, collateralized mortgage obligations or asset-backed securities with an aggregate book balance of $195.7 million. These investments are relatively short-duration securities with significant credit enhancements. The Company's investments in state and political obligation securities are generally municipal obligations that are categorized as general obligations of the issuer that are supported by the overall taxing authority of the issuer, and in some cases are insured. The obligations issued by school districts are generally supported by state administered insurance funds or credit enhancement programs.

The amortized cost and estimated fair value of debt investment securities at December 31, 2024 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

	Available-for-Sale		Held-to-Maturity	
	Amortized	Estimated	Amortized	Estimated
(In thousands)	Cost	Fair Value	Cost	Fair Value
Due in one year or less	$ 5,056	$ 5,240	$ 6,428	$ 6,400
Due after one year through five years	37,862	34,015	37,363	35,987
Due after five years through ten years	14,544	13,479	20,188	18,075
Due after ten years	81,444	80,381	13,500	12,646
Sub-total	138,906	133,115	77,479	73,108
Residential mortgage-backed - US agency	40,636	39,171	9,575	8,879
Collateralized mortgage obligations - US agency	14,376	13,530	11,940	10,720
Collateralized mortgage obligations - Private label	85,426	83,309	59,946	58,316
Totals	$ 279,344	$ 269,125	$ 158,940	$ 151,023

The Company's debt investment securities' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, is as follows:

December 31, 2024

	Less than Twelve Months			Twelve Months or More			Total		
	Number of Individual	Unrealized	Fair	Number of Individual	Unrealized	Fair	Number of Individual	Unrealized	Fair
(Dollars in thousands)	Securities	Losses	Value	Securities	Losses	Value	Securities	Losses	Value
Available-for-Sale Portfolio									
US Treasury, agencies and GSE's	2	$ (132)	$ 18,790	8	$ (3,702)	$ 26,748	10	$ (3,834)	$ 45,538
State and political subdivisions	6	(3)	900	21	(1,925)	25,211	27	(1,928)	26,111
Corporate	-	-	-	4	(284)	3,410	4	(284)	3,410
Asset backed securities	3	(328)	3,608	7	(145)	8,343	10	(473)	11,951
Residential mortgage-backed - US agency	13	(794)	29,628	9	(706)	6,107	22	(1,500)	35,735
Collateralized mortgage obligations - US agency	1	(15)	1,937	11	(876)	6,972	12	(891)	8,909
Collateralized mortgage obligations - Private label	9	(43)	15,561	20	(2,232)	23,309	29	(2,275)	38,870
Totals	34	$ (1,315)	$ 70,424	80	$ (9,870)	$ 100,100	114	$ (11,185)	$ 170,524
Held-to-Maturity Portfolio									
US Treasury, agencies and GSE's	-	$ -	$ -	2	$ (282)	$ 3,366	2	$ (282)	$ 3,366
State and political subdivisions	6	(5)	1,438	16	(1,828)	12,561	22	(1,833)	13,999
Corporate	1	(7)	993	35	(1,733)	28,603	36	(1,740)	29,596
Asset backed securities	2	(5)	2,241	5	(552)	6,862	7	(557)	9,103
Residential mortgage-backed - US agency	1	(115)	2,808	7	(613)	4,866	8	(728)	7,674
Collateralized mortgage obligations - US agency	-	-	-	9	(1,223)	10,121	9	(1,223)	10,121
Collateralized mortgage obligations - Private label	3	(55)	8,644	26	(1,615)	34,539	29	(1,670)	43,183
Totals	13	$ (187)	$ 16,124	100	$ (7,846)	$ 100,918	113	$ (8,033)	$ 117,042

December 31, 2023

	Less than Twelve Months			Twelve Months or More			Total		
	Number of Individual	Unrealized	Fair	Number of Individual	Unrealized	Fair	Number of Individual	Unrealized	Fair
(Dollars in thousands)	Securities	Losses	Value	Securities	Losses	Value	Securities	Losses	Value
Available-for-Sale Portfolio									
US Treasury, agencies and GSE's	3	$ (13)	$ 5,990	3	$ (3,246)	$ 25,794	6	$ (3,259)	$ 31,784
State and political subdivisions	-	-	-	20	(1,809)	26,432	20	(1,809)	26,432
Corporate	-	-	-	5	(365)	4,351	5	(365)	4,351
Asset backed securities	3	(65)	5,907	10	(294)	13,985	13	(359)	19,892
Residential mortgage-backed - US agency	1	(14)	2,477	15	(1,071)	14,931	16	(1,085)	17,408
Collateralized mortgage obligations - US agency	-	-	-	11	(995)	8,123	11	(995)	8,123
Collateralized mortgage obligations - Private label	10	(274)	18,067	33	(3,571)	46,483	43	(3,845)	64,550
Totals	17	$ (366)	$ 32,441	97	$ (11,351)	$ 140,099	114	$ (11,717)	$ 172,540
Held-to-Maturity Portfolio									
US Treasury, agencies and GSE's	-	$ -	$ -	2	$ (304)	$ 3,456	2	$ (304)	$ 3,456
State and political subdivisions	4	(2)	575	14	(1,872)	12,718	18	(1,874)	13,293
Corporate	1	(61)	439	39	(3,220)	33,532	40	(3,281)	33,971
Asset backed securities	2	(8)	2,877	8	(1,172)	10,652	10	(1,180)	13,529
Residential mortgage-backed - US agency	-	-	-	7	(665)	4,942	7	(665)	4,942
Collateralized mortgage obligations - US agency	-	-	-	10	(1,293)	11,928	10	(1,293)	11,928
Collateralized mortgage obligations - Private label	4	(38)	5,827	43	(3,140)	60,260	47	(3,178)	66,087
Totals	11	$ (109)	$ 9,718	123	$ (11,666)	$ 137,488	134	$ (11,775)	$ 147,206

Credit-related Impairment

The Company conducts a formal review of debt investment securities on a quarterly basis for the presence of credit-related impairment. The Company assesses whether credit-related impairment is present when the fair value of a debt security is less than its amortized cost basis at the statement of condition date. Under these circumstances, impairment is considered to have occurred (1) if we intend to sell the security; (2) if it is "more likely than not" we will be required to sell the security before recovery of its amortized cost basis; or (3) the present value of expected cash flows is not anticipated to be sufficient to recover the entire amortized cost basis. ASC 326 requires that credit-related impairment is recognized in earnings while non-credit-related price depreciation for securities categorized as available-for-sale not expected to be sold is recognized in other comprehensive income ("OCI"). Non-credit-related market price depreciation is based on other factors, including illiquidity and changes in the general interest rate environment. Presentation of credit-related impairment, when present, is made in the Consolidated Statements of Income on a gross basis, including both the portion recognized in earnings, as well as the portion recorded in OCI.

There were a total of 80 securities classified as available-for-sale with an aggregate amortized historical cost of $110.0 million and an unrealized aggregate loss of $9.9 million, or -9.0%, that were in an unrealized loss position for 12 months or longer at December 31, 2024. In addition, there were 100 securities classified as held-to-maturity with an aggregate amortized historical cost of $108.8 million and an unrealized aggregate loss of $7.8 million, or -7.2%, that were in an unrealized loss position for 12 months or longer at December 31, 2024. In total, therefore, at December 31, 2024 there were 180 securities with an aggregate book value of $218.8 million and an aggregate fair value of $201.1 million, representing a loss of $17.7 million, or -8.1%, that were in an unrealized loss position for 12 months or more on that date.

All of the securities which have been in an unrealized loss position for 12 months or more at December 31, 2024 have been individually analyzed and none of the securities are considered to be credit impaired. These securities have unrealized losses primarily due to fluctuations in general interest rates or changes in expected prepayments. In all cases, price improvement in future periods will be realized as the issuances approach maturity. Of the 180 securities in an unrealized loss position for 12 months or more at December 31, 2024, 46 securities, with aggregate amortized cost balances of $65.6 million and representing 30.0% of the aggregate amortized cost of all securities in an unrealized loss position for 12 months or more, are issued by the United States government or GSEs (collectively, "government-issued securities") and are therefore either explicitly or implicitly guaranteed as to the timely payment of contractual principal and interest. These positions are deemed to have no credit impairment, thus, the disclosed unrealized losses relate primarily to changes in prevailing interest rates.

The following table depicts a roll forward of the allowance for credit losses on held-to-maturity investment securities for the years ended December 31, 2024 and 2023:

(In thousands)	Government Issued and Government Sponsored Enterprise Securities	Mortgage and Asset-backed Securities	Securities Issued By State and Political Subdivisions	Corporate Securities	Total
Balance, December 31, 2023	$ -	$ -	$ 2	$ 350	$ 352
Provision for credit losses	-	-	(1)	(94)	(95)
Allowance on purchased financial assets with credit deterioration	-	-	-	-	-
Charge-offs of securities	-	-	-	-	-
Recoveries	-	-	-	-	-
Balance, December 31, 2024	$ -	$ -	$ 1	$ 256	$ 257

(In thousands)	Government Issued and Government Sponsored Enterprise Securities	Mortgage and Asset-backed Securities	Securities Issued By State and Political Subdivisions	Corporate Securities	Total
Balance, December 31, 2022	$ -	$ -	$ -	$ -	$ -
Provision for credit losses	-	40	1	409	450
Allowance on purchased financial assets with credit deterioration	-	(40)	1	(59)	(98)
Charge-offs of securities	-	-	-	-	-
Recoveries	-	-	-	-	-
Balance, December 31, 2023	$ -	$ -	$ 2	$ 350	$ 352

The Company monitors the credit quality of the debt securities categorized as held-to-maturity primarily through the use of credit ratings. These assessments are made on a quarterly basis. The following table summarizes the amortized cost of debt securities categorized as held-to-maturity at December 31, 2024, aggregated by credit quality indicators:

(In thousands)		
AAA or equivalent	$	38,304
AA or equivalent, including securities issued by the United States Government or Government Sponsored Enterprises		40,429
A or equivalent		12,602
BBB or equivalent		15,265
BB or equivalent		1,487
Unrated		50,853
Total	$	158,940

Additional Disclosures

Proceeds of $8.0 million and $18.0 million, respectively on sales and redemptions of securities for the years ended December 31, 2024 and 2023 resulted in net realized gains (losses) detailed below:

(In thousands)		2024		2023
Realized gains on investments	$	828	$	2,022
Realized losses on investments		(899)		(1,960)
	$	(71)	$	62

As of December 31, 2024 and December 31, 2023, securities with a fair value of $119.8 million and $110.3 million, respectively, were pledged to collateralize certain municipal deposit relationships. As of the same dates, securities with a fair value of $123.2 million and $114.3 million were pledged against certain borrowing arrangements.

Management has reviewed its loan and mortgage-backed securities portfolios and determined that, to the best of its knowledge, little or no exposure exists to sub-prime or other high-risk residential mortgages. The Company is not in the practice of investing in, or originating, these types of investments.

NOTE 5: LOANS

Major classifications of loans are as follows:

(In thousands)		December 31, 2024		December 31, 2023
Residential mortgage loans:				
1-4 family first-lien residential mortgages	$	251,373	$	257,604
Construction		4,864		1,355
Total residential mortgage loans		256,237		258,959
Commercial loans:				
Real estate		377,619		358,707
Lines of credit		67,602		72,069
Other commercial and industrial		89,800		89,803
Paycheck Protection Program loans		113		158
Tax exempt loans		4,544		3,430
Total commercial loans		539,678		524,167
Consumer loans:				
Home equity and junior liens		51,948		34,858
Other consumer		72,710		79,797
Total consumer loans		124,658		114,655
Subtotal loans		920,573		897,781
Net deferred loan fees		(1,587)		(574)
Total loans		918,986		897,207
Less allowance for credit losses		17,243		15,975
Loans receivable, net	$	901,743	$	881,232

Future credit-related performance of a loan portfolio generally depends upon the types of loans within the portfolio, concentrations by type of loan and the quality of the collateral securing the loans. The following table details the Company's loan portfolio by collateral type within major categories as of December 31, 2024.

(Dollars in thousands)	Balance	Number of Loans	Average Loan Balance	Minimum/ Maximum Loan Balance		Allowance for Credit Losses	Percent of Total Loans
Residential Mortgage Loans	$ 256,237	1,968	$ 130	$ -	$ 4,767	$ 2,059	28%
Commercial Real Estate:							
Multi Family (5 or More)	$ 77,175	69	$ 1,118	$ 14	$ 8,175	$ 1,388	9%
Mixed Use	56,827	61	932	30	5,801	1,021	6%
Office Space	40,927	65	630	1	4,037	735	5%
Hotels and Motels	31,009	10	3,101	-	11,371	557	3%
1-4 Family	23,978	165	145	4	2,354	431	3%
Retail Space	21,119	47	449	12	2,706	379	2%
Recreation/ Golf Course/ Marina	18,740	18	1,041	68	4,543	337	2%
Auto Dealership	15,335	10	1,534	39	4,578	276	2%
Nursing Home	12,226	3	4,075	43	11,781	220	1%
Self Storage/Mini Storage	11,900	2	5,950	3,800	8,100	214	1%
Manufacturing/Industrial	9,208	16	654	43	3,001	188	1%
Land	9,869	12	822	31	3,689	177	1%
Warehouse	12,660	17	542	50	5,200	165	1%
Assisted Living	7,180	1	7,180	7,180	7,180	129	1%
Restaurant	6,687	12	557	69	1,964	120	1%
Auto Repair	5,176	21	246	29	986	93	1%
Hospitals	4,591	2	2,296	1,697	2,894	82	0%
Property for Community Service	3,002	3	1,001	90	1,509	54	0%
All Others	10,010	25	400	6	3,307	180	1%
Total Commercial Real Estate Loans	$ 377,619	559	$ 672	$ -	$ 11,781	$ 6,746	41%
Commercial and Industrial:							
Secured Term Loans	$ 82,331	411	200	$ -	$ 3,524	$ 1,887	9%
Unsecured Term Loans	7,471	74	119	2	885	202	1%
Secured Lines of Credit	56,920	265	167	-	5,000	1,014	6%
Unsecured Lines of Credit	10,680	153	150	-	2,021	525	1%
Total Commercial and Industrial Loans	$ 157,402	903	$ 175	$ -	$ 5,000	$ 3,628	17%
Tax Exempt Loans	$ 4,544	7	$ 649	$ -	$ 4,051	$ 4	1%
Paycheck Protection Program Loans	$ 113	5	$ 23	$ 3	$ 53	$ -	0%
Consumer:							
Home Equity Lines of Credit	$ 51,948	1,352	$ 38	$ -	$ 998	$ 715	6%
Vehicle	12,955	588	22	-	300	711	1%
Consumer Secured	26,141	1,318	20	4	23	1,434	3%
Consumer Unsecured	31,433	1,637	21	-	51	1,873	3%
All Others	2,181	1,222	1	-	59	73	0%
Total Consumer Loans	$ 124,658	6,117	$ 21	$ -	$ 998	$ 4,806	13%
Net deferred loan fees	(1,587)	-	-	-	-	-	-
Allowance for credit losses	(17,243)	-	-	-	-	-	-
Total Loans, net	$ 901,743	9,559	$ 94			$ 17,243	100%

From time to time, the Bank acquires diversified pools of loans, originated by unrelated third parties, as part of the Company's overall balance sheet management strategies. These acquisitions took place with nine separate transactions, that occurred between 2017 and 2019, with an additional six transactions occurring in 2021.

The following table summarizes the purchased loan pool positions, held by the Bank in purchased loans at year end (month and date of acquisition in parentheses):

(In thousands, except number of loans)			December 31, 2024				
	Original Balance	Current Balance	Unamortized Premium/ (Discount)	Number of Loans	Maturity Range	Cumulative net charge-offs	
Commercial and industrial loans (6/2019)	$ 6,800	$ 1,200	$ -	19	1-5 years	$ -	
Home equity lines of credit (8/2019)	21,900	3,500	5	92	4-25 years	97	
Unsecured consumer loan pool 2 (11/2019)	26,600	10	-	12	0-1 years	-	
Residential real estate loans (12/2019)	4,300	4,200	278	54	16-25 years	-	
Unsecured consumer loan pool 1 (12/2019)	5,400	500	-	41	1-2 years	-	
Unsecured consumer installment loans pool 3 (12/2019)[2]	10,300	150	3	79	0-8 years	112	
Secured consumer installment loans pool 4 (12/2020)	14,500	9,300	(1,257)	475	21-24 years	22	
Unsecured consumer loans pool 5 (1/2021)[1]	24,400	12,600	(342)	595	6-21 years	1,124	
Revolving commercial line of credit 1 (3/2021)	11,600	7,900	-	1	0-1 year	-	
Secured consumer installment loans (11/2021)	21,300	16,300	(2,613)	802	17-24 years	467	
Unsecured consumer loans pool 6 (11/2021)[1]	22,200	15,200	(2,069)	506	7-23 years	1,196	
Revolving commercial line of credit 1 (7/2024)	1,050	4,800	31	1	0-1 year	-	
Total	$170,350	$ 75,660	$ (5,964)	2,677		$ 3,018	

(In thousands, except number of loans)			December 31, 2023				
	Original Balance	Current Balance	Unamortized Premium/ (Discount)	Number of Loans	Maturity Range	Cumulative net charge-offs	
Commercial and industrial loans (6/2019)	$ 6,800	$ 1,600	$ -	20	2-6 years	$ -	
Home equity lines of credit (8/2019)	21,900	4,500	108	159	1-26 years	-	
Unsecured consumer loan pool 2 (11/2019)	26,600	500	2	167	0-2 years	-	
Residential real estate loans (12/2019)	4,300	4,500	284	56	17-25 years	-	
Unsecured consumer loan pool 1 (12/2019)	5,400	1,000	-	46	1-3 years	-	
Unsecured consumer installment loans pool 3 (12/2019)	10,300	500	17	158	0-9 years	69	
Secured consumer installment loans pool 4 (12/2020)	14,500	10,600	(1,252)	499	21-25 years	-	
Unsecured consumer loans pool 5 (1/2021)	24,400	15,600	(450)	644	7-22 years	-	
Revolving commercial line of credit 1 (3/2021)	11,600	12,400	2	1	0-1 year	-	
Secured consumer installment loans (11/2021)	21,300	18,000	(2,923)	821	17-24 years	-	
Revolving commercial line of credit 2 (11/2021) paid in full at 12/11/23	10,500	-	-	-	-	-	
Unsecured consumer loans pool 6 (11/2021)	22,200	18,200	(2,292)	522	7-24 years	-	
Total	$179,800	$ 87,400	$ (6,504)	3,093		$ 69	

(1) On December 7, 2023, the Bank settled two pay-fixed interest rate swap derivative contracts, previously established with an unaffiliated third party and designated as fair value interest rate hedges. The hedging swap contracts were related to two purchased consumer installment loan pools comprised of loans secured by residential home solar power infrastructure. These contracts were entered into on February 13, 2021 (notional amount of $12.2 million) and December 8, 2021 (notional amount of $8.5 million). The Bank realized gains related to the settlement of these two hedging contracts in the amounts of $117,000 and $694,000, respectively. These gains on the extinguishment of the hedging swap contracts are reported as a reduction of the carrying value of the hedged loan pools and will be recognized as an enhancement to the reported yield on those loan pools over the original contractual life of the hedging swap contracts. The unamortized portion of these gains totaled $705,000 at December 31, 2024.

(2) In December 2023, the primary servicer for a purchased pool of consumer installment loans declared bankruptcy and the Bank placed the loans within the serviced pool on nonaccrual status pending the release of collected funds by the U.S. Bankruptcy Court of jurisdiction. The current balance reflects anticipated principal payments that are expected to be received from the pool's underlying borrowers. At December 31, 2024, approximately $182,000 remains due from borrowers under the scheduled repayment terms of their original loan agreements. Under a series of released orders from the Court, monthly payments to the Bank resumed in late 2024 and the Bank's management expects to ultimately collect substantially all of the outstanding principal balance collected from underlying borrowers. Therefore, management does not consider the loans in this pool to be impaired at December 31, 2024.

As of December 31, 2024 and December 31, 2023, residential mortgage loans with a carrying value of $113.8 million and $113.6 million, respectively, have been pledged by the Company to the FHLBNY under a blanket collateral agreement to secure the Company's line of credit and term borrowings.

Risk Characteristics of Portfolio Segments

Each portfolio segment generally carries its own unique risk characteristics.

The residential mortgage loan segment is impacted by general economic conditions, unemployment rates in the Bank's service area, real estate values and the forward expectation of improvement or deterioration in economic conditions. First and second lien residential mortgages, acquired via purchase are impacted by general economic conditions, unemployment rates in the general areas in which the loan collateral is located, real estate values in those areas and the forward expectation of improvement or deterioration in economic conditions.

The commercial loan segment is impacted by general economic conditions but, more specifically, the industry segment in which each borrower participates. Unique competitive changes within a borrower's specific industry, or geographic location could cause significant changes in the borrower's revenue stream, and therefore, impact its ability to repay its obligations. Commercial real estate is also subject to general economic conditions but changes within this segment typically lag changes seen within the consumer and commercial segment. Included within this portfolio are both owner occupied real estate, in which the borrower occupies the majority of the real estate property and upon which the majority of the sources of repayment of the obligation is dependent upon, and non-owner occupied real estate, in which several tenants comprise the repayment source for this portfolio segment. The composition and competitive position of the tenant structure may cause adverse changes in the repayment of debt obligations for the non-owner occupied class within this segment.

The consumer loan segment is impacted by general economic conditions, unemployment rates in the geographic areas in which borrowers and loan collateral are located, and the forward expectation of improvement or deterioration in economic conditions.

Real estate loans, including residential mortgages, commercial real estate loans and home equity, comprised 74.5% and 72.7% of the total loans held in the portfolio in 2024 and 2023, respectively. Loans secured by real estate generally provide strong collateral protection and thus significantly reduce the inherent credit risk in the portfolio.

Management has reviewed its loan portfolio and determined that, to the best of its knowledge, little or no exposure exists to sub-prime or other high-risk residential mortgages. The Company is not in the practice of originating these types of loans.

Description of Credit Quality Indicators

The Company utilizes an eight tier risk rating system to evaluate the quality of its loan portfolio. Loans that are risk rated "1" through "4" are considered "Pass" loans. In accordance with regulatory guidelines, loans rated "5" through "8" are termed "criticized" loans and loans rated "6" through "8" are termed "classified" loans. A description of the Company's credit quality indicators follows.

For Commercial Loans:

1. Prime: A loan that is fully secured by properly margined Pathfinder Bank deposit account(s) or an obligation of the US Government. It may also be unsecured if it is supported by a very strong financial condition and, in the case of a commercial loan, excellent management. There exists an unquestioned ability to repay the loan in accordance with its terms.

2. Strong: Desirable relationship of somewhat less stature than Prime grade. Possesses a sound documented repayment source, and back up, which will allow repayment within the terms of the loan. Individual loans backed by solid assets, character

and integrity. Ability of individual or company management is good and well established. Probability of serious financial deterioration is unlikely.

3. Satisfactory: Stable financial condition with cash flow sufficient for debt service coverage. Satisfactory loans of average strength having some deficiency or vulnerability to changing economic or industry conditions but performing as agreed with documented evidence of repayment capacity. May be unsecured loans to borrowers with satisfactory credit and financial strength. Satisfactory provisions for management succession and a secondary source of repayment exists.

4. Satisfactory Watch: A four is not a criticized or classified credit. These credits do not display the characteristics of a criticized asset as defined by the regulatory definitions. A credit is given a Satisfactory Watch designation if there are matters or trends observed deserving attention somewhat beyond normal monitoring. Borrowing obligations may be handled according to agreement but could be adversely impacted by developing factors such as industry conditions, operating problems, pending litigation of a significant nature or declining collateral quality and adequacy.

5. Special Mention: A warning risk grade that portrays one or more weaknesses that may be tolerated in the short term. Assets in this category are currently protected but are potentially weak. This loan would not normally be booked as a new credit, but may have redeeming characteristics persuading the Bank to continue working with the borrower. Loans accorded this classification have potential weaknesses which may, if not checked or corrected, weaken the Company's assets, inadequately protect the Bank's position or effect the orderly, scheduled reduction of the debt at some future time.

6. Substandard: The relationship is inadequately protected by the current net worth and cash flow capacity of the borrower, guarantor/endorser, or of the collateral pledged. Assets have a well-defined weakness or weaknesses that jeopardize the orderly liquidation of the debt. The relationship shows deteriorating trends or other deficient areas. The loan may be nonperforming and expected to remain so for the foreseeable future. Relationship balances may be adequately secured by asset value; however a deteriorated financial condition may necessitate collateral liquidation to effect repayment. This would also include any relationship with an unacceptable financial condition requiring excessive attention of the officer due to the nature of the credit risk or lack of borrower cooperation.

7. Doubtful: The relationship has all the weaknesses inherent in a credit graded 6 with the added characteristic that the weaknesses make collection on the basis of currently existing facts, conditions and value, highly questionable or improbable. The possibility of some loss is extremely high, however its classification as an anticipated loss is deferred until a more exact determination of the extent of loss is determined. Loans in this category must be on nonaccrual.

8. Loss: Loans are considered uncollectible and of such little value that continuance as bankable assets is not warranted. It is not practicable or desirable to defer writing off this basically worthless asset even though partial recovery may be possible in the future.

For Residential Mortgage and Consumer Loans:

Residential mortgage and consumer loans are assigned a "Pass" rating unless the loan has demonstrated signs of weakness as indicated by the ratings below.

1. Special Mention: All loans sixty days past due are classified Special Mention. The loan is not upgraded until it has been current for six consecutive months.

2. Substandard: All loans 90 days past due are classified Substandard. The loan is not upgraded until it has been current for six consecutive months.

3. Doubtful: The relationship has all the weaknesses inherent in a credit graded 6 with the added characteristic that the weaknesses make collection on the basis of currently existing facts, conditions and value, highly questionable or improbable. The possibility of some loss is extremely high.

The risk ratings for classified loans are evaluated at least quarterly for commercial loans or when credit deficiencies arise, such as delinquent loan payments, for commercial, residential mortgage or consumer loans. See further discussion of risk ratings in Note 1.

The following tables present the classes of the loan portfolio, summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company's internal risk rating system as of the dates indicated:

	Term Loans By Origination Year						Revolving	Revolving loans converted	
(In thousands)	2024	2023	2022	2021	2020	Prior	Loans	to term loans	Total
Commercial Real Estate:									
Pass	$ 45,123	$ 51,531	$ 61,943	$50,014	$27,688	$107,106	$ -	$ -	$343,405
Special Mention	-	-	16,160	-	-	4,370	-	-	20,530
Substandard	838	4,165	500	4,819	215	2,938	-	-	13,475
Doubtful	-	150	-	-	-	59	-	-	209
Total Commercial Real Estate	45,961	55,846	78,603	54,833	27,903	114,473	-	-	377,619
Commercial Lines of Credit:									
Pass	-	-	-	-	-	-	57,618	2,495	60,113
Special Mention	-	-	-	-	-	-	5,622	190	5,812
Substandard	-	-	-	-	-	-	1,309	368	1,677
Doubtful	-	-	-	-	-	-	-	-	-
Total Commercial Lines of Credit	-	-	-	-	-	-	64,549	3,053	67,602
Other Commercial and Industrial:									
Pass	14,141	20,814	14,160	4,186	3,987	14,609	6,022	-	77,919
Special Mention	2,640	2,220	65	258	34	-	-	-	5,217
Substandard	-	132	1,041	-	312	4,398	-	-	5,883
Doubtful	-	328	24	429	-	-	-	-	781
Total Other Commercial and Industrial	16,781	23,494	15,290	4,873	4,333	19,007	6,022	-	89,800
Paycheck Protection Program Loans									
Pass	-	-	-	-	113	-	-	-	113
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-	-
Total Paycheck Protection Program Loans	-	-	-	-	113	-	-	-	113
Tax Exempt Loans									
Pass	87	-	-	-	94	4,363	-	-	4,544
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-	-
Total Tax Exempt Loans	87	-	-	-	94	4,363	-	-	4,544

(In thousands)	Term Loans By Origination Year 2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving loans converted to term loans	Total
1-4 family first-lien residential mortgages:									
Pass	$ 11,085	$ 15,922	$ 29,167	$ 48,525	$35,973	$107,571	$ -	$ -	$248,243
Special Mention	-	-	-	-	554	473	-	-	1,027
Substandard	-	-	-	91	207	713	-	-	1,011
Doubtful	-	-	-	-	152	940	-	-	1,092
Total 1-4 family first-lien residential mortgages	11,085	15,922	29,167	48,616	36,886	109,697	-	-	251,373
Construction:									
Pass	4,864	-	-	-	-	-	-	-	4,864
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-	-
Total Construction	4,864	-	-	-	-	-	-	-	4,864
Home Equity and Junior Liens:									
Pass	6,113	4,092	3,181	2,906	1,692	11,807	20,352	706	50,849
Special Mention	-	-	-	-	-	75	20	-	95
Substandard	-	-	-	12	-	320	657	6	995
Doubtful	-	-	-	-	-	-	-	9	9
Total Home Equity and Junior Liens	6,113	4,092	3,181	2,918	1,692	12,202	21,029	721	51,948
Other Consumer:									
Pass	4,475	58,818	3,908	2,021	1,031	2,305	-	-	72,558
Special Mention	2	2	20	5	24	13	-	-	66
Substandard	-	-	10	76	-	-	-	-	86
Doubtful	-	-	-	-	-	-	-	-	-
Total Other Consumer	4,477	58,820	3,938	2,102	1,055	2,318	-	-	72,710
Net Deferred Loan Fees	(462)	18	(171)	(197)	(70)	(705)	-	-	(1,587)
Total Loans	$ 88,906	$158,192	$130,008	$113,145	$72,006	$261,355	$ 91,600	$ 3,774	$918,986

Nonaccrual and Past Due Loans

Loans are placed on nonaccrual when the contractual payment of principal and interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan may be performing.

Loans are considered past due if the required principal and interest payments have not been received within thirty days of the payment due date.

An age analysis of loans, not including net deferred loan costs, segregated by portfolio segment and class of loans, as of December 31, 2024 and 2023, are detailed in the following tables:

				As of December 31, 2024							
(In thousands)	30-59 Days Past Due		60-89 Days Past Due		90 Days and Over		Total Past Due		Current		Total Loans Receivable
Residential mortgage loans:											
1-4 family first-lien residential mortgages	$	2,262	$	805	$	3,162	$	6,229	$	245,144	$ 251,373
Construction		-		-		-		-		4,864	4,864
Loans held-for-sale		-		-		-		-		-	-
Total residential mortgage loans		2,262		805		3,162		6,229		250,008	256,237
Commercial loans:											
Real estate		1,110		2,086		10,261		13,457		364,162	377,619
Lines of credit		953		28		1,448		2,429		65,173	67,602
Other commercial and industrial		3,022		366		6,503		9,891		79,909	89,800
Paycheck Protection Program loans		-		-		-		-		113	113
Tax exempt loans		-		-		-		-		4,544	4,544
Total commercial loans		5,085		2,480		18,212		25,777		513,901	539,678
Consumer loans:											
Home equity and junior liens		584		329		414		1,327		50,621	51,948
Other consumer		912		560		296		1,768		70,942	72,710
Total consumer loans		1,496		889		710		3,095		121,563	124,658
Total loans	$	8,843	$	4,174	$	22,084	$	35,101	$ 885,472	$ 920,573

				As of December 31, 2023							
(In thousands)	30-59 Days Past Due		60-89 Days Past Due		90 Days and Over		Total Past Due		Current		Total Loans Receivable
Residential mortgage loans:											
1-4 family first-lien residential mortgages	$	1,462	$	2,269	$	1,770	$	5,501	$	252,103	$ 257,604
Construction		-		-		-		-		1,355	1,355
Total residential mortgage loans		1,462		2,269		1,770		5,501		253,458	258,959
Commercial loans:											
Real estate		5,385		196		5,053		10,634		348,073	358,707
Lines of credit		180		-		924		1,104		70,965	72,069
Other commercial and industrial		5,347		322		6,340		12,009		77,794	89,803
Paycheck Protection Program loans		-		-		-		-		158	158
Tax exempt loans		-		-		-		-		3,430	3,430
Total commercial loans		10,912		518		12,317		23,747		500,420	524,167
Consumer loans:											
Home equity and junior liens		210		29		192		431		34,427	34,858
Other consumer		984		383		2,948		4,315		75,482	79,797
Total consumer loans		1,194		412		3,140		4,746		109,909	114,655
Total loans	$	13,568	$	3,199	$	17,227	$	33,994	$ 863,787	$ 897,781

Nonaccrual loans as of December 31, 2024 and 2023, segregated by class of loan, were as follows:

(In thousands)		Nonaccrual Loans		Nonaccrual loans without related allowance for credit loss		Recognized interest income
		December 31, 2024				
Residential mortgage loans:						
1-4 family first-lien residential mortgages	$	3,162	$	641	$	102
Total residential mortgage loans		3,162		641		102
Commercial loans:						
Real estate		10,261		4,537		302
Lines of credit		1,448		1,255		81
Other commercial and industrial		6,503		1,921		258
Total commercial loans		18,212		7,713		641
Consumer loans:						
Home equity and junior liens		414		-		10
Other consumer		296		-		21
Total consumer loans		710		-		31
Total nonaccrual loans	$	22,084	$	8,354	$	774

(In thousands)		Nonaccrual Loans		Nonaccrual loans without related allowance for credit loss		Recognized interest income
		December 31, 2023				
Residential mortgage loans:						
1-4 family first-lien residential mortgages	$	1,770	$	69	$	43
Total residential mortgage loans		1,770		69		43
Commercial loans:						
Real estate		5,053		3,058		109
Lines of credit		924		-		52
Other commercial and industrial		6,340		4,079		164
Total commercial loans		12,317		7,137		325
Consumer loans:						
Home equity and junior liens		192		-		2
Other consumer		2,948		1,207		9
Total consumer loans		3,140		1,207		11
Total nonaccrual loans	$	17,227	$	8,413	$	379

There were no loans past due ninety days or more and still accruing interest at December 31, 2024 or 2023.

Loans Modified With Borrowers Experiencing Financial Difficulty

When the Company modifies a loan with a borrower experiencing financial difficulty, a potential impairment is analyzed either based on the present value of the expected future cash flows discounted at the interest rate of the original loan terms or the fair value of the collateral less costs to sell. If it is determined that the value of the loan is less than its recorded investment, then impairment is recognized as a component of the provision for credit losses, an associated increase to the allowance for credit losses or as a charge-off to the allowance for credit losses in the current period.

Because the effect of most loan modifications made with borrowers experiencing financial difficulty is already included in the allowance for credit losses, a change to the allowance for credit losses is generally not recorded upon modification. In some cases, the Company will modify a certain loan by providing multiple types of concessions. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession such as an interest rate reduction, may be granted. Nonaccrual loans that are modified will remain on nonaccrual status, but may move to accrual status after they have performed according to the modified terms for a period of time of at least six months.

The financial impact of commercial real estate loan modifications made to borrowers experiencing financial difficult during the twelve months ended December 31, 2024 related to one borrower and granted a maturity extension of 48 months. The Company closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The payment status of modified loans were current during the twelve months ending 2024. There were no modifications granted to borrowers experiencing financial difficulty for the period ended December 31, 2023.

The following table presents the amortized cost basis of loans at December 31, 2024 and 2023 that were experiencing financial difficulty and modified, by class and by type of modification.

| (In thousands) | | As of December 31, 2024 | |
		Term Extension	Total Class of Receivable
Residential mortgage loans	$	-	0%
Commercial real estate		2,096	1%
Commercial lines of credit		-	-
Commercial and industrial		-	-
Home equity and consumer		-	-
Total	$	2,096	1%

| (In thousands) | | As of December 31, 2023 | |
		Term Extension	Total Class of Receivable
Residential mortgage loans	$	-	0%
Commercial real estate		-	-
Commercial lines of credit		-	-
Commercial and industrial		-	-
Home equity and consumer		-	-
Total	$	-	0%

Collateral Dependent Loans

The Company has certain individually evaluated loans for which repayment is dependent upon the operation or sale of collateral. The underlying collateral can vary based upon the type of loan. The following provides more detail about the types of collateral that secure collateral dependent loans:

- Commercial real estate loans can be secured by either owner occupied commercial real estate or non-owner occupied investment commercial real estate. Typically, owner occupied commercial real estate loans are secured by office buildings, warehouses, manufacturing facilities and other commercial and industrial properties occupied by operating companies. Non-owner occupied commercial real estate loans are generally secured by office buildings and complexes, retail facilities, multifamily complexes, land under development, industrial properties, as well as other commercial or industrial real estate.

- Residential real estate loans are typically secured by first mortgages, and in some cases could be secured by a second mortgage.

- Home equity lines of credit are generally secured by second mortgages on residential real estate property.

- Consumer loans are generally secured by automobiles, motorcycles, recreational vehicles and other personal property. Some consumer loans are unsecured and have no underlying collateral.

The following table details the amortized cost of collateral dependent loans as of December 31, 2024 and 2023:

(In thousands)	December 31, 2024	December 31, 2023
Commercial and industrial	$ 7,478	$ 7,788
Commercial real estate	8,591	11,814
Residential (1-4 family) first mortgages	374	699
Home equity loans and lines of credit	528	680
Consumer loans	67	-
Total loans	$ 17,038	$ 20,981

NOTE 6: ALLOWANCE FOR CREDIT LOSSES

As discussed in Note 1, on January 1, 2023, the Bank adopted ASC 326, *Financial Instruments-Credit Losses*, and accounts for its allowance for credit losses on loans in accordance with the CECL methodology.

Changes in the allowance for credit losses for the year ended December 31, 2024 and 2023, and information pertaining to the allocation of the allowance for credit losses and balances of the allowance for credit losses and loans receivable based on individual and collective impairment evaluation by loan portfolio class at the indicated dates, are summarized in the tables below. An allocation of a portion of the allowance to a given portfolio class does not limit the Company's ability to absorb losses in another portfolio class.

	December 31, 2024					
(In thousands)	1-4 family first-lien residential mortgage	Construction	Commercial real estate	Commercial lines of credit	Other commercial and industrial	Paycheck Protection Program
Allowance for credit losses:						
Beginning Balance	$ 1,608	$ 858	$ 5,751	$ 1,674	$ 3,281	$ -
Charge-offs	(47)	-	(1,119)	(1,918)	(3,436)	-
Recoveries	34	-	21	47	22	-
Provisions (credits)	(128)	(266)	2,093	946	3,012	-
Ending balance	$ 1,467	$ 592	$ 6,746	$ 749	$ 2,879	$ -
Ending balance: related to loans individually evaluated	$ 42	$ -	$ 853	$ 154	$ 1,165	$ -
Ending balance: related to loans collectively evaluated	$ 1,425	$ 592	$ 5,893	$ 595	$ 1,714	$ -
Loans receivables:						
Ending balance	$ 251,373	$ 4,864	$ 377,619	$ 67,602	$ 89,800	$ 113
Ending balance: individually evaluated	$ 1,175	$ -	$ 10,636	$ 1,409	$ 6,169	$ -
Ending balance: collectively evaluated	$ 250,198	$ 4,864	$ 366,983	$ 66,193	$ 83,631	$ 113

	Tax exempt	Home equity and junior liens	Other consumer	Total
Allowance for credit losses:				
Beginning Balance	$ 1	$ 657	$ 2,145	$ 15,975
Charge-offs	-	(117)	(3,546)	(10,183)
Recoveries	-	1	220	345
Provisions	3	174	5,272	11,106
Ending balance	$ 4	$ 715	$ 4,091	$ 17,243
Ending balance: related to loans individually evaluated	$ -	$ 204	$ 67	$ 2,485
Ending balance: related to loans collectively evaluated	$ 4	$ 511	$ 4,024	$ 14,758
Loans receivables:				
Ending balance	$ 4,544	$ 51,948	$ 72,710	$ 920,573
Ending balance: individually evaluated	$ -	$ 555	$ 67	$ 20,011
Ending balance: collectively evaluated	$ 4,544	$ 51,393	$ 72,643	$ 900,562

(In thousands)	1-4 family first-lien residential mortgage	Construction	Commercial real estate	Commercial lines of credit	Other commercial and industrial	Paycheck Protection Program
Allowance for credit losses:						
Beginning Balance	$ 714	$ -	$ 5,881	$ 3,990	$ 2,944	$ -
Adoption of ASC 326	1,396	969	(1,744)	95	10	
Charge-offs	(121)	-	-	(1,247)	(2,862)	-
Recoveries	1	-	23	2	211	-
Provisions (credits)	(382)	(111)	1,591	(1,166)	2,978	-
Ending balance	$ 1,608	$ 858	$ 5,751	$ 1,674	$ 3,281	$ -
Ending balance: related to loans individually evaluated	$ 138	$ -	$ 969	$ 844	$ 1,617	$ -
Ending balance: related to loans collectively evaluated	$ 1,470	$ 858	$ 4,782	$ 830	$ 1,664	$ -
Loans receivables:						
Ending balance	$ 257,604	$ 1,355	$ 358,707	$ 72,069	$ 89,803	$ 158
Ending balance: individually evaluated	$ 1,675	$ -	$ 12,314	$ 1,139	$ 6,749	$ -
Ending balance: collectively evaluated	$ 255,929	$ 1,355	$ 346,393	$ 70,930	$ 83,054	$ 158

	Tax exempt	Home equity and junior liens	Other consumer	Total
Allowance for credit losses:				
Beginning Balance	$ 3	$ 741	$ 1,046	$ 15,319
Adoption of ASC 326	14	(97)	1,243	1,886
Charge-offs	-	(5)	(341)	(4,576)
Recoveries	-	-	118	355
Provisions	(16)	18	79	2,991
Ending balance	$ 1	$ 657	$ 2,145	$ 15,975
Ending balance: related to loans individually evaluated	$ -	$ 148	$ -	$ 3,716
Ending balance: related to loans collectively evaluated	$ 1	$ 509	$ 2,145	$ 12,259
Loans receivables:				
Ending balance	$ 3,430	$ 34,858	$ 79,797	$ 897,781
Ending balance: individually evaluated	$ -	$ 710	$ -	$ 22,587
Ending balance: collectively evaluated	$ 3,430	$ 34,148	$ 79,797	$ 875,194

The Company's methodology for determining its allowance for credit losses includes an analysis of qualitative factors that are added to the historical loss rates in arriving at the total allowance for credit losses needed for this general pool of loans. The qualitative factors include:

- Changes in national and local economic trends;

- The rate of growth in the portfolio;

- Trends of delinquencies and nonaccrual balances;

- Changes in loan policy; and

- Changes in lending management experience and related staffing.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. These qualitative factors, applied to each product class, make the evaluation inherently subjective, as it requires material estimates that may be susceptible to significant revision as more information becomes available. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for credit losses analysis and calculation.

As of December 31, the allocation of the allowance for credit losses summarized on the basis of the Company's CECL calculation methodology was as follows:

(In thousands)	1-4 family first-lien residential mortgage		Construction		Commercial real estate		Commercial lines of credit		Other commercial and industrial
	December 31, 2024								
Individually evaluated	$	42	$	-	$	853	$	154	$	1,165
Historical loss rate		1,474		592		2,779		126		1,032
Qualitative factors		(49)		-		3,114		469		682
Total	$	1,467	$	592	$	6,746	$	749	$	2,879

	Tax exempt		Home equity and junior liens		Other consumer		Total	
Individually evaluated	$	-	$	416	$	3,774	$	6,404
Historical loss rate		4		278		285		6,570
Qualitative factors		-		21		32		4,269
Total	$	4	$	715	$	4,091	$	17,243

(In thousands)	1-4 family first-lien residential mortgage		Construction		Commercial real estate		Commercial lines of credit		Other commercial and industrial
	December 31, 2023								
Individually evaluated	$	137	$	-	$	969	$	844	$	1,617
Historical loss rate		1,537		674		2,645		209		1,026
Qualitative factors		(66)		184		2,137		621		638
Total	$	1,608	$	858	$	5,751	$	1,674	$	3,281

	Tax exempt		Home equity and junior liens		Other consumer		Total	
Individually evaluated	$	-	$	458	$	1,817	$	5,842
Historical loss rate		1		190		307		6,589
Qualitative factors		-		9		21		3,544
Total	$	1	$	657	$	2,145	$	15,975

The following table summarizes all activity related to the ACL from December 31, 2023 to December 31, 2024 and to the recorded PCL for year ended December 31, 2024:

ACL - Loans	Reserves as of December 31, 2023	2024 Charge-Offs	2024 Recoveries	2024 PCL	Reserves as of Dec 31, 2024
Individually evaluated	$ 3,716	$ (6,571)	$ 5	$ 5,335	$ 2,485
Overdraft	364	(192)	66	(238)	-
Pooled - quantitative	6,203	(374)	184	557	6,570
Pooled - qualitative	3,566	-	-	703	4,269
Purchased	2,126	(3,046)	90	4,749	3,919
Total ACL - Loans	$ 15,975	$ (10,183)	$ 345	$ 11,106	$ 17,243
ACL - Held-To-Maturity	352	-	-	(95)	257
Other Liabilities - Unfunded Commitments	589	-	-	(38)	550
Total ACL	$ 16,916	$ (10,183)	$ 345	$ 10,973	$ 18,050

NOTE 7: SERVICING

Loans serviced for others are not included in the accompanying Consolidated Statements of Condition. At December 31, 2024 and 2023, the Bank serviced 527 and 518 residential mortgage loans for others, respectively. The unpaid principal balances of mortgage loans serviced for others were $55.0 million and $54.5 million at December 31, 2024 and 2023, respectively. The balance of capitalized servicing rights included in other assets at December 31, 2024 and 2023, was $289,000 and $330,000, respectively.

The following summarizes mortgage servicing rights capitalized and amortized:

(In thousands)	2024	2023
Mortgage servicing rights capitalized	$ 50	$ 46
Mortgage servicing rights amortized	91	84

NOTE 8: PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31 is as follows:

(In thousands)	2024	2023
Land	$ 2,661	$ 2,661
Buildings	20,916	20,784
Furniture, fixtures and equipment	19,471	17,889
Construction in progress	956	758
	44,004	42,092
Less: Accumulated depreciation	24,995	23,651
	$ 19,009	$ 18,441

Depreciation expense in 2024 and 2023 was $1.3 million and $1.4 million, respectively.

NOTE 9: FORECLOSED REAL ESTATE

A summary of foreclosed real estate at December 31 is as follows:

(Dollars in thousands)	Number of properties	December 31, 2024	Number of properties	December 31, 2023
Foreclosed real estate	-	$ -	4	$ 151

At December 31, 2024 and 2023, the Company reported $1.2 million and $1.1 million, respectively, in real estate loans in the process of foreclosure.

NOTE 10: GOODWILL AND INTANGIBLE ASSETS

Goodwill

Goodwill represents the excess cost of an acquisition over the fair value of the net assets acquired. Goodwill is not amortized, but is evaluated annually for impairment or between annual evaluations in certain circumstances. Management performs an annual assessment of the Company's goodwill to determine whether or not any impairment of the carrying value may exist. There was no impairment of goodwill recorded during the years ended December 31, 2024, or 2023.

Of the $5.1 million of goodwill carried on the Company's books as of December 31, 2024, $3.8 million of this amount was due to prior periods acquisitions of bank branches. Approximately $1.2 million of goodwill was established for the acquisition of the East Syracuse branch from Berkshire Bank, as described be in Note 25. During 2024, goodwill in the amount of $696,000 was disposed as a result of the sale of the FitzGibbons Agency.

Intangible Assets

In addition to goodwill, the Company recorded a core deposit intangible and a fair value premium as a result of the 2024 East Syracuse branch acquisition. Core deposit intangible ("CDI") represents a premium paid to acquire the core deposits of an institution and is recorded as an intangible asset. In July 2024, a core deposit intangible of $6.3 million was established to be amortized on a straight-line basis over 10 years. For the year ended December 31, 2024, the Company recognized approximately $282,000 of amortization expense related to the CDI. The weighted average remaining amortization period of this intangible is 9.6 years.

The gross carrying amount and annual amortization for intangible assets are as follows:

		December 31,		
(In thousands)		2024		2023
Gross carrying amount	$	6,271	$	243
Accumulated amortization		(282)		(158)
Intangible assets, net	$	5,989	$	85

The estimated amortization expense for each of the five succeeding years ended December 31, is as follows:

(In thousands)		
2025	$	627
2026		627
2027		627
2028		627
2029		627
Thereafter		2,854
Total	$	5,989

The Company paid a deposit premium in the acquisition of the East Syracuse branch, which is included in the balance of time deposits on the balance sheet. In July 2024, a fair value premium was established for $543,000 to be accreted on a straight-line basis over 10 years. For the year ended December 31, 2024, the Company recognized approximately $25,000 of accretion related to the fair value premium. The weighted average remaining accretion period of this premium is 9.6 years.

The gross carrying amount and annual accretion for the fair value deposit premium are as follows:

		December 31,		
(In thousands)		2024		2023
Gross carrying amount	$	543	$	-
Accumulated accretion		(25)		-
Net fair value premium	$	518	$	-

The estimated accretion income for each of the five succeeding years ended December 31, is as follows:

(In thousands)		
2025	$	54
2026		54
2027		54
2028		54
2029		54
Thereafter		248
Total	$	518

As a result of the sale of the FitzGibbons Agency in 2024, an identifiable intangible asset with a carrying value of approximately $72,000 was disposed of. During the year ended December 31, 2024, approximately $12,000 of amortization expense was recognized relating to this intangible asset.

NOTE 11: DEPOSITS

A summary of deposits at December 31 is as follows:

(In thousands)		2024		2023
Savings accounts	$	128,753	$	113,543
Time accounts		360,716		377,570
Time accounts in excess of $250,000		142,473		95,272
Money management accounts		11,583		12,364
MMDA accounts		239,016		224,707
Demand deposit interest-bearing		101,080		119,321
Demand deposit noninterest-bearing		213,719		170,169
Mortgage escrow funds		7,184		7,121
Total Deposits	$	1,204,524	$	1,120,067

At December 31, 2024, the scheduled maturities of time deposits are as follows:

(In thousands)		
Year of Maturity:		
2025	$	428,330
2026		64,258
2027		7,298
2028		2,299
2029		722
Thereafter		282
Total	$	503,189

In addition to deposits obtained from its business operations within its target market areas, the Bank also obtains brokered deposits through various programs administered by IntraFi Network and through other unaffiliated third-party financial institutions. As of December 31, brokered and nonbrokered deposits are summarized as follows:

		2024				2023		
(In thousands)		Nonbrokered	Brokered	Total		Nonbrokered	Brokered	Total
Savings accounts	$	128,753	$ -	$ 128,753	$	113,543	$ -	$ 113,543
Time accounts		226,445	134,271	360,716		174,864	202,706	377,570
Time accounts of $250,000 or more		142,473	-	142,473		95,272	-	95,272
Money management accounts		11,583	-	11,583		12,364	-	12,364
MMDA accounts		239,016	-	239,016		224,707	-	224,707
Demand deposit interest-bearing		99,080	2,000	101,080		79,321	40,000	119,321
Demand deposit noninterest-bearing		213,719	-	213,719		170,169	-	170,169
Mortgage escrow funds		7,184	-	7,184		7,121	-	7,121
Total Deposits	$	1,068,253	$ 136,271	$ 1,204,524	$	877,361	$ 242,706	$ 1,120,067

NOTE 12: BORROWED FUNDS

The composition of borrowings (excluding subordinated debt) at December 31 is as follows:

(In thousands)		2024		2023
Short-term:				
FHLB advances	$	61,000	$	125,680
Total short-term borrowings	$	61,000	$	125,680
Long-term:				
FHLB advances	$	27,068	$	49,919
Total long-term borrowings	$	27,068	$	49,919

The principal balances, interest rates and maturities of the outstanding long-term borrowings, all of which are at a fixed rate, at December 31, 2024 are as follows:

Term		Principal	Rates
(Dollars in thousands)			
Advances with FHLB			
Due within 1 year	$	23,883	0.52 - 4.92%
Due within 2 years		3,185	0.67 - 4.96%
Total advances with FHLB	$	27,068	
Total long-term fixed rate borrowings	$	27,068	

At December 31, 2024, scheduled repayments of long-term debt are as follows:

(In thousands)		
2025	$	23,883
2026		3,185
Total	$	27,068

The Company has access to FHLBNY advances, under which it can borrow at various terms and interest rates. Residential mortgage loans with a carrying value of $113.8 million, securities with a carrying value of $82.1 million and FHLB stock with a carrying value of $4.6 million have been pledged by the Company under a blanket collateral agreement to secure the Company's borrowings at December 31, 2024. The total outstanding indebtedness under borrowing facilities with the FHLB cannot exceed the total value of the assets pledged under the blanket collateral agreement. The Company has a $34.3 million line of credit available at December 31, 2024 with the Federal Reserve Bank of New York through its Discount Window and has pledged various corporate and municipal securities against the line. The Company has $15.0 million in lines of credit available with two other correspondent banks. $10.0 million of that line of credit is available on an unsecured basis and the remaining $5.0 million must be collateralized with investment securities. Interest on the lines is determined at the time of borrowing.

NOTE 13: SUBORDINATED DEBT AND TRUST PREFERRED SECURITIES

On October 14, 2020, the Company executed a private placement of $25.0 million of its 5.50% Fixed to Floating Rate non-amortizing Subordinated Debt (the "2020 Subordinated Debt") to certain qualified institutional investors. The 2020 Subordinated Debt has a maturity date of October 15, 2030 and initially bears interest, payable semi-annually, at a fixed annual rate of 5.50% per annum until October 15, 2025. Commencing on that date, the interest rate applicable to the outstanding principal amount due will be reset quarterly to an interest rate per annum equal to the then current three month Secured Overnight Financing Rate ("SOFR") plus 532 basis points, payable quarterly until maturity. The Company may redeem the 2020 Subordinated Debt at par, in whole or in part, at its option, any time after October 15, 2025 (the first redemption date). The 2020 Subordinated Debt is senior in the Company's credit repayment hierarchy only to the Company's common equity and preferred stock and, and any future senior indebtedness and is intended to qualify as Tier 2 capital for regulatory capital purposes for the Company. The Company paid $783,000 in origination and legal fees as part of this transaction. These fees will be amortized over the life of the 2020 Subordinated Debt through its first redemption date using the effective interest method, giving rise to an effective cost of funds of 6.22% from the issuance date calculated under this method. Accordingly, interest expense related to this indebtedness of $1.6 million was recorded in both years ended December 31, 2024 and December 31, 2023.

The Company has a non-consolidated subsidiary trust, Pathfinder Statutory Trust II (the "Trust"), of which the Company owns 100% of the common equity. The Trust issued $5,000,000 of 30-year floating rate Company-obligated pooled capital securities of Pathfinder Statutory Trust II ("Floating-Rate Debentures"). The Company borrowed the proceeds of the capital securities from the Trust by issuing floating rate junior subordinated deferrable interest debentures having substantially similar terms. The capital securities mature in 2037 and are treated as Tier 1 capital by the FDIC and FRB. The capital securities of the Trust are a pooled trust preferred fund of Preferred Term Securities VI, Ltd., whose interest rate resets quarterly, and are indexed to the 3-month Secured Overnight Funding Rate ("SOFR") plus 1.91%. These securities have a five-year call provision. The Company paid $373,000 and $361,000 in interest expense related to this issuance in 2024 and 2023, respectively. The Company guarantees all of these securities.

The Company's equity interest in the Trust is included in other assets on the Consolidated Statements of Financial Condition at December 31, 2024 and 2023. For regulatory reporting purposes, the Federal Reserve Board has indicated that the preferred securities will continue to qualify as Tier 1 Capital subject to previously specified limitations, until further notice. If regulators make a determination that Trust Preferred Securities can no longer be considered in regulatory capital, the securities become callable and the Company may redeem them.

The composition of subordinated debt at December 31 is as follows:

(In thousands)		2024		2023
Subordinated debt				
Junior subordinated debenture	$	5,155	$	5,155
Subordinated debt		25,000		25,000
Deferred financing charges		(48)		(241)
Total subordinated debt	$	30,107	$	29,914

The principal balances, interest rates and maturities of the subordinated debt at December 31, 2024 are as follows:

Term		Principal	Rates
(Dollars in thousands)			
Subordinated debt:			
Due within 6 years	$	25,000	5.50%
Due within 13 years		5,155	3-Month SOFR + 1.91%
Total subordinated debt	$	30,155	

Scheduled repayments of the subordinated debt at December 31, 2024 are as follows:

(In thousands)		
2025	$	25,000
2026		-
2027		-
2028		-
2029		-
Thereafter		5,155
Total	$	30,155

NOTE 14: EMPLOYEE BENEFITS AND DEFERRED COMPENSATION AND SUPPLEMENTAL RETIREMENT PLANS

The Company has a noncontributory defined benefit pension plan covering substantially all employees. The plan provides defined benefits based on years of service and final average salary. On May 14, 2012, the Company informed its employees of its decision to freeze participation and benefit accruals under the plan, primarily to reduce some of the volatility in earnings that can accompany the maintenance of a defined benefit plan. The plan was frozen on June 30, 2012. Compensation earned by employees up to June 30, 2012 is used for purposes of calculating benefits under the plan but there will be no future benefit accruals after this date. Participants as of June 30, 2012 will continue to earn vesting credit with respect to their frozen accrued benefits as they continue to work.

In addition, the Company provides certain health and life insurance benefits for a limited number of eligible retired employees. The healthcare plan is contributory with participants' contributions adjusted annually; the life insurance plan is noncontributory. Employees with less than 14 years of service as of January 1, 1995, are not eligible for the health and life insurance retirement benefits.

The following tables set forth the changes in the plans' benefit obligations, fair value of plan assets and the plans' funded status as of and for the years ended December 31:

(In thousands)	Pension Benefits				Postretirement Benefits			
		2024		2023		2024		2023
Change in benefit obligations:								
Benefit obligations at beginning of year	$	9,586	$	9,442	$	120	$	136
Service cost		-		-		-		-
Interest cost		556		562		7		8
Plan participants' contribution		-		-		6		5
Actuarial (gain) loss		(343)		214		9		(7)
Benefits paid		(452)		(632)		(19)		(22)
Benefit obligations at end of year		9,347		9,586		123		120
Change in plan assets:								
Fair value of plan assets at beginning of year		17,108		16,311		-		-
Actual return on plan assets		639		1,429		-		-
Benefits paid		(452)		(632)		(19)		(22)
Plan participants' contribution		-		-		6		5
Employer contributions		-		-		13		17
Fair value of plan assets at end of year		17,295		17,108		-		-
Funded (unfunded) status - asset (liability)	$	7,948	$	7,522	$	(123)	$	(120)

The funded status of the pension was recorded within other assets on the statement of condition. The unfunded status of the postretirement plan is recorded within other liabilities on the statement of condition.

Amounts recognized in accumulated other comprehensive loss as of December 31 are as follows:

(In thousands)	Pension Benefits				Postretirement Benefits			
		2024		2023		2024		2023
Net loss (gain)	$	2,782	$	2,909	$	(86)	$	(103)
Tax Effect		727		760		(22)		(27)
	$	2,055	$	2,149	$	(64)	$	(76)

Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of assets are amortized over the average remaining service period of active participants.

The Company utilized the actual projected cash flows of the participants in both plans for the years ended December 31, 2024 and December 31, 2023. The following points address the approach taken.

1. An analysis of the defined benefit pension plan's expected future cash flows and high-quality fixed income investments currently available and expected to be available during the period to maturity of the pension benefits yielded a single discount rate of 6.32% at December 31, 2024.

2. An analysis of the postretirement health plan's expected future cash flows and high-quality fixed-income investments currently available and expected to be available during the period to maturity of the retiree medical benefits yielded a single discount rate of 6.32% at December 31, 2024.

3. Each discount rate was developed by matching the expected future cash flows of the Bank to high quality bonds. Every bond considered has earned ratings of at least AA by Fitch Group, AA by Standard & Poor's, or Aa2 by Moody's Investor Services.

The accumulated benefit obligation for the defined benefit pension plan was $9.3 million and $9.6 million at December 31, 2024 and 2023, respectively. The postretirement plan had an accumulated benefit obligation of $123,000 and $120,000 at December 31, 2024 and 2023, respectively.

The significant assumptions used in determining the benefit obligations as of December 31, are as follows:

	Pension Benefits		Postretirement Benefits	
	2024	2023	2024	2023
Weighted average discount rate	6.32%	5.94%	6.32%	5.94%
Rate of increase in future compensation levels	-	-	-	-

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plan. The annual rate of increase in the per capita cost of covered medical benefits for future years was assumed to be 5.0% for 2025, gradually decreasing to 4.0% in 2075 and remain at that level thereafter. For covered prescription drug benefits, the annual rate of increase in the per capita cost for future years was assumed to be 4.0% for 2025. This rate was assumed to increase gradually to 5.0% in 2029 and subsequently grade down to 4.0% by 2075, remaining at that level thereafter.

The composition of the net periodic benefit plan (benefit) cost for the years ended December 31 is as follows:

(In thousands)	Pension Benefits				Postretirement Benefits			
		2024		2023		2024		2023
Service cost	$	-	$	-	$	-	$	-
Interest cost		556		562		7		8
Expected return on plan assets		(1,013)		(965)		-		-
Amortization of transition obligation		-		-		-		-
Amortization of net losses/(gains)		158		229		(3)		(2)
Amortization of unrecognized past service liability		-		-		(5)		(5)
Net periodic benefit plan (benefit) cost	$	(299)	$	(174)	$	(1)	$	1

The significant assumptions used in determining the net periodic benefit plan cost for years ended December 31, were as follows:

	Pension Benefits		Postretirement Benefits	
	2024	2023	2024	2023
Weighted average discount rate	5.94%	6.09%	5.94%	6.09%
Expected long term rate of return on plan assets	6.00%	6.00%	-	-
Rate of increase in future compensation levels	-	-	-	-

The long term rate of return on assets assumption was set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the plan's target allocation of asset classes. Equities and fixed income securities were assumed to earn real rates of return in the ranges of 6.5% to 8.5% and 2.0% to 4.0%, respectively. The long-term inflation rate was estimated to be 2.5%. When these overall return expectations are applied to the plan's target allocation, the expected rate of return was determined to be in the range of 5.0% to 7.0%. Management chose to use a 6.0% expected long-term rate of return in 2024 and a 6.0% expected long-term rate of return in 2025 reflecting current economic conditions and expected rates of return. Based on the $17.3 million fair value of plan assets at December 31, 2024, each 50 basis point decrease in the expected long-term rate of return would reduce after tax net income at a 2025 expected state and federal combined statutory tax rate of 26.1% by approximately $64,000.

The estimated net actuarial loss that will be amortized from accumulated other comprehensive loss into net periodic benefit plan income during 2025 is $142,000. The estimated amortization of the unrecognized transition obligation and actuarial income for the postretirement health plan in 2025 is $2,000. The expected net periodic benefit plan benefit for 2025 is estimated to be $305,000 for both retirement plans in aggregate.

Plan assets are invested in a diversified investment portfolio with the overall long-term investment objective of maintaining plan assets at a level that will sufficiently cover long-term obligations and generating a return on plan assets that will meet or exceed the rate at which long-term obligations will grow. The long-term objective for the assets under this policy is to achieve after fees and expenses, an average annual return of 6% over the expected holding period of this portfolio. The moderate portfolio objective combines both preservation of capital and moderate risk taking. This supports a diversified portfolio that incorporates equities, fixed income, cash, and potentially alternatives.

As of year-end, the portfolio holds a diversified mix of U.S., non-U.S., and global equity ETFs. The portfolio also holds both individual bonds and bond ETFs. The fixed income allocation skews toward higher credit quality, with a focus on producing total return as well as hedging some of the liabilities to mitigate funded status volatility

Pension plan assets measured at fair value are summarized below:

		At December 31, 2024			
(In thousands)		Level 1	Level 2	Level 3	Total Fair Value
Asset Category:					
Mutual Funds - Equity					
Large-cap (a)	$	3,906 $	- $	- $	3,906
Mid-cap / Small-cap (a)		886	-	-	886
International Equity (a)		2,234	-	-	2,234
Other (a)		213	-	-	213
Equity -Total		7,239	-	-	7,239
Fixed Income Funds					
Government Securities (b) (c)		5,921	1,210	-	7,131
Corporate Bonds and other debt securities (d) (e)		490	2,283	-	2,773
Fixed Income-Total		6,411	3,493	-	9,904
Cash Equivalents (f) (g)		145	7	-	152
Total	$	13,795 $	3,500 $	- $	17,295

a) This category includes exchange-traded funds representing equity markets.
b) This category includes nominal U. S Treasuries.
c) This category includes U.S. Agencies.
d) This category includes exchange traded funds with fixed income as the underlying exposure.
e) This category includes investment grade corporate bonds and taxable municipal bonds.
f) This category includes cash and a fully collateralized money market fund.
g) This category includes ex-dividends that will be paid in cash.

		At December 31, 2023			
(In thousands)		Level 1	Level 2	Level 3	Total Fair Value
Asset Category:					
Mutual Funds - Equity					
Large-cap (a)	$	2,885 $	- $	- $	2,885
Mid-cap / Small-cap (a)		723	-	-	723
International Equity (a)		1,442	-	-	1,442
Equity -Total		5,050	-	-	5,050
Fixed Income Funds					
Government Securities (b) (c)		7,990	593	-	8,583
Investment Grade Bonds (d) (e)		329	1,498	-	1,827
Fixed Income-Total		8,319	2,091	-	10,410
Cash Equivalents (f) (g)		1,634	14	-	1,648
Total	$	15,003 $	2,105 $	- $	17,108

a) This category includes exchange-traded funds representing equity markets.
b) This category includes nominal U. S Treasuries.
c) This category includes U.S. Agencies and U.S. TIPS.
d) This category includes exchange traded funds with fixed income as the underlying exposure.
e) This category includes investment grade corporate bonds and municipal bonds.
f) This category includes a fully collateralized money market fund.
g) This category includes an ex-dividend that will be paid in cash and accrued interest for the money market fund.

For the fiscal year ending December 31, 2025, the Company expects to contribute approximately $15,000 to the postretirement plan.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid from both retirement plans for the years ending December 31:

(In thousands)	Pension Benefits	Postretirement Benefits	Total
Years ending December 31:			
2025	$ 500	$ 15	$ 515
2026	615	14	629
2027	633	13	646
2028	691	13	704
2029	704	12	716
Thereafter	3,706	54	3,760
Total	$ 6,849	$ 121	$ 6,970

The Company also offers a 401(k) plan to its employees. Contributions to this plan by the Company were $488,000 and $449,000 for 2024 and 2023, respectively. In addition, the Company made $392,000 and $349,000 of safe harbor contributions to the plan in 2024 and 2023, respectively.

The Company maintains optional deferred compensation plans for its directors and certain executive officers, whereby fees and income normally received are deferred and paid by the Company based upon a payment schedule commencing between the ages of 65 and 70 and continuing monthly for 10 years. At December 31, 2024 and 2023, other liabilities on the accompanying Consolidated Statements of Condition include approximately $3.4 million and $3.3 million, respectively, relating to deferred compensation. Deferred compensation expense for the years ended December 31, 2024 and 2023 amounted to approximately $347,000 and $341,000, respectively.

To assist in the funding of the Company's benefits under the supplemental executive retirement plan and deferred compensation plans, the Company is the owner of single premium life insurance policies on selected participants. At December 31, 2024 and 2023, the cash surrender values of these policies were $24.7 million and $24.6 million, respectively.

The Bank adopted a Defined Contribution Supplemental Executive Retirement Plan (the "SERP"), effective January 1, 2014. The SERP benefits certain key senior executives of the Bank who are selected by the Board to participate, including our named executive officers. The SERP is intended to provide a benefit from the Bank upon retirement, death, disability or voluntary or involuntary termination of service (other than "for cause"), subject to the requirements of Section 409A of the Internal Revenue Code. Accordingly, the SERP obligates the Bank to make a contribution to each executive's account on the last business day of each calendar year. In addition, the Bank, may, but is not required to, make additional discretionary contributions to the executive's accounts from time to time. All executives currently participating in the plan, including the named executive officers, are fully vested in the Bank's contribution to the plan. In the event the executive is terminated involuntarily or resigns for good reason within 24 months following a change in control, the Bank is required to make additional annual contributions the lesser of: (1) three years or (2) the number of years remaining until the executive's benefit age, subject to potential reduction to avoid an excess parachute payment under Code Section 280G. In the event of the executive's death, disability or termination within 24 months after a change in control, the executive's account will be paid in a lump sum to the executive or his beneficiary, as applicable. In the event the executive is entitled to a benefit from the SERP due to retirement or other termination of employment, the benefit will be paid either in a lump sum or in 10 annual installments as detailed in his or her participant agreement. At December 31, 2024 and 2023, other liabilities on the accompanying Consolidated Statements of Condition included $694,000 accrued under this plan.

NOTE 15: STOCK BASED COMPENSATION PLANS

In May 2016, the Board of Directors of the Company approved the grant of stock option awards to its directors, executive officers, senior officers and officers under the 2016 Equity Incentive Plan that was approved at the Annual Meeting of Shareholders on May 4, 2016 when 263,605 shares were authorized for award.

Activity in the stock option plans is as follows:

(Shares in thousands)	Options Outstanding		Shares Exercisable	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 2023	223	$ 10.94	200	$ 10.98
Granted	-	-	-	-
Newly vested	-	-	23	10.63
Exercised	(58)	-	(58)	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Outstanding at December 31, 2023	165	$ 11.01	165	$ 11.01
Granted	-	$ -	-	$ -
Newly vested	-	-	-	-
Exercised	(26)	-	(26)	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Outstanding at December 31, 2024	139	$ 11.00	139	$ 11.00

The aggregate intrinsic value of stock options represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options prior to the expiration date. The intrinsic value can change based on fluctuations in the market value of the Company's stock. The intrinsic value of the stock options was $902,000 and $491,000 at December 31, 2024 and December 31, 2023, respectively.

At December 31, 2024 and 2023, the average remaining contractual life of outstanding options and shares exercisable was 2.7 years and 3.5 years, respectively.

Restricted Stock Unit Grants

In May 2016, the Board of Directors of the Company approved the grant of restricted stock units to its directors, executive officers, senior officers and officers under the 2016 Equity Incentive Plan that was approved at the Annual Meeting of Shareholders on May 4, 2016 when 105,442 shares were authorized for award. A total of 31,635 restricted stock units were granted to the nine directors of the Company and 8,436 restricted stock units, ("RSUs") in total, were granted to two officers. The units vest ratably over five years (20% per year for each year of the participant's service with the Company). In addition, on that date a total of 46,570 restricted stock units were granted to the Chief Executive Officer, two executive officers and three senior officers. The units vested ratably over seven years (approximately 14.28% per year for each year of the participant's service with the Company) with the exception of one senior officer whose units vested upon retirement on August 1, 2017.

In September 2020, the Board of Directors of the Company approved the grant of 1,000 restricted stock units to one officer. The units are fully vested.

In October 2020, the Board of Directors of the Company approved the grant of 17,801 restricted stock units to three senior officers and four officers. The units are fully vested.

In June 2024, the Pathfinder Bancorp, Inc. 2024 Equity Incentive Plan (the "2024 Equity Incentive Plan") was approved at the Company's 2024 Annual Meeting. The 2024 Equity Incentive Plan authorized the issuance of up to 300,000 shares of common stock pursuant to grants of stock options, restricted stock, and restricted stock units to our senior executive officers, directors, key management, and other employees. Stock options granted under the plan may vest based on performance measures or time-based criteria, as determined by the Compensation Committee. The exercise price for stock options will be set at the fair market value on the date of the grant, and they will have an exercise period of up to 10 years. Restricted stock and restricted stock units granted to senior executive officers and key employees may also vest based on performance measures or continuous service, with at least 95% of the awards vesting no earlier than one year after the grant date. Dividends on restricted stock awards will be distributed only after the shares vest. In January 2025, a total of 125,000 restricted stock units were granted to senior executive officers to vest at a rate of 25% per year commencing January 31, 2026, and 175,000 shares remain available for future issuance under the 2024 Equity Incentive Plan.

The compensation expense of the stock option awards and restricted stock units is based on the fair value of the instruments on the date of grant. The Company did not record any Stock Option or RSU related compensation expense for the year ended December 31, 2024, compared to $92,000 recorded in compensation expense for the year ended December 31, 2023.

NOTE 16: EMPLOYEE STOCK OWNERSHIP PLAN

The Bank established the Pathfinder Bank Employee Stock Ownership Plan ("the Plan", or "the ESOP") to purchase stock of the Company for the benefit of its employees. In July 2011, the Plan received a $1.1 million loan from Community Bank, N.A., guaranteed by the Company, to fund the Plan's purchase of 125,000 shares of the Company's treasury stock. The loan was being repaid in equal quarterly installments of principal plus interest over ten years beginning October 1, 2011. Interest accrued at the Wall Street Journal Prime Rate plus 1.00%, and was secured by the unallocated shares of the ESOP stock. This loan was refinanced in connection with the Conversion and Offering that occurred on October 16, 2014.

In connection with the Conversion and Offering, the ESOP purchased 105,442 shares issued in the offering by obtaining a loan from the Company which was used to purchase both the additional shares and refinance the remaining outstanding balance on the loan from Community Bank N.A. There were 138,982.5 shares associated with the refinanced loan resulting in a total of 244,424.5 shares associated with the new loan provided by the Company.

The ESOP loan from the Company had a ten year term ended September 30, 2024, and was being repaid in equal payments of principal and interest under a fixed rate of interest equal to 3.25% which was the prime rate of interest on the date of the closing of the offering. This ESOP loan from the Company, also referred to as an internally leveraged ESOP, does not appear as a liability on the Company's Consolidated Statements of Condition as of December 31, 2024 in accordance with ASC 718-40-25-9d, *Compensation - Stock Compensation*.

In accordance with the payment of principal on the loan, a proportionate number of shares are allocated to the employees over the ten year time horizon of the loan. Participants' vesting interest in the shares of Company stock is at the rate of 20% per year. Compensation expense is recorded based on the number of shares released to the participants times the average market value of the Company's stock over that same period. Dividends on unallocated shares, recorded as compensation expense on the income statement, are made available to the participants' account. The Company recorded $247,000 and $379,000 in compensation expense in 2024 and 2023, respectively, including $2,000 and $10,000 for dividends on unallocated shares in these same time periods. At September 30, 2024, the ESOP reached maturity status. As of December 31, 2024, all ESOP shares were earned and allocated.

NOTE 17: INCOME TAXES

The provision for (benefit from) income taxes for the years ended December 31, is as follows:

(In thousands)		2024		2023
Current	$	749	$	2,729
Deferred		(417)		(367)
Total provision for income taxes	$	332	$	2,362

The provision for income taxes includes the following

(In thousands)		2024		2023
Federal Income Tax	$	166	$	2,295
State Income Tax		166		67
Total provision for income taxes	$	332	$	2,362

The components of the net deferred tax asset (liability), included in other assets on the accompanying Consolidated Statements of Condition as of December 31, are as follows:

(In thousands)		2024		2023
Assets:				
Deferred compensation	$	1,120	$	1,102
Allowance for credit losses		4,720		4,423
Postretirement benefits		32		31
Subordinated debt interest		82		58
Loan origination fees		415		150
Investment securities		2,671		2,676
Stock-based compensation		35		37
Lease Liabilities		416		447
Other		871		466
Total		10,362		9,390
Liabilities:				
Prepaid pension		(2,077)		(1,966)
Derivative instruments		(146)		(17)
Depreciation		(1,857)		(1,675)
Accretion		(420)		(214)
Intangible assets		(982)		(1,004)
Mortgage servicing rights		(76)		(86)
Right-of-use assets		(363)		(398)
Prepaid expenses and transaction fees		(257)		(101)
Total		(6,178)		(5,461)
Net deferred tax asset	$	4,184	$	3,929

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the statutory carry back period. A valuation allowance is provided when it is more likely than not that some portion, or all of the deferred tax assets, will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and the projected future level of taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Management determined there was no valuation allowance needed as of December 31, 2024 or 2023.

Deferred income tax assets and liabilities are determined using the liability method. Under this method, the net deferred tax asset or liability is recognized for their future tax consequences. This is attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as net operating and capital loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. If current available evidence about the future raises doubt about the likelihood of a deferred tax asset being realized, a valuation allowance is established. The judgment about the level of future taxable income, including that which is considered capital, is inherently subjective and is reviewed on a continual basis as regulatory and business factors change.

In 2024, the Company's effective tax rate was 8.9%, as compared to 20.8% in 2023. A reconciliation of the federal statutory income tax rate of 21.0% to the effective income tax rate for the years ended December 31, is as follows:

	2024		2023	
Federal statutory income tax rate	21.0	%	21.0	%
State tax, net of federal benefit	3.9		0.4	
Tax-exempt interest income	(3.9)		(1.2)	
Increase in value of bank owned life insurance less premiums paid	(0.4)		(1.1)	
Death benefit from bank owned life insurance proceeds	(4.4)		-	
Sale of subsidiary	(2.3)		-	
Federal credits	(2.0)		(0.6)	
Other	(3.0)		1.5	
Effective income tax rate - Pathfinder Bancorp, Inc.	8.9	%	20.0	%
Noncontrolling interest	-		0.8	
Effective income tax rate	8.9	%	20.8	%

NOTE 18: COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Consolidated Statements of Condition. The contractual amount of those commitments to extend credit reflects the extent of involvement the Company has in this particular class of financial instrument. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of the instrument. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

At December 31, 2024 and 2023, the following financial instruments were outstanding whose contract amounts represent credit risk:

		Contract Amount	
(In thousands)		2024	2023
Commitments to grant loans	$	41,283 $	41,878
Unfunded commitments under lines of credit		187,681	157,150
Unfunded commitments related to construction loans in progress		1,668	4,342
Standby letters of credit		2,359	1,657

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitment amounts are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include residential real estate and income-producing commercial properties. Loan commitments outstanding at December 31, 2024 with variable interest rates and fixed interest rates were approximately $194.7 million and $35.2 million, respectively. These outstanding loan commitments carry current market rates.

Unfunded commitments under standby letters of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Generally, all letters of credit, when issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as those that are involved in extending loan facilities to customers. The Company generally holds collateral and/or personal guarantees supporting these commitments. Management believes that the proceeds obtained through a liquidation of collateral and the enforcement of guarantees would be sufficient to cover the potential amount of future payments required under the corresponding guarantees.

NOTE 19: DIVIDENDS AND RESTRICTIONS

The Company's ability to pay dividends to its shareholders is largely dependent on the Bank's ability to pay dividends to the Company. In addition to state law requirements and the capital requirements discussed in Note 20, regulatory matters, regulations and policies limit the circumstances under which the Bank may pay dividends. The amount of retained earnings legally available under these regulations approximated $30.6 million as of December 31, 2024. Dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements or below the Liquidation Account established following the Conversion in 2024. The Bank made dividend payments to the Company of $3.2 million and $-0- in the years ended December 31, 2024 and December 31, 2023, respectively.

Capital adequacy is evaluated primarily by the use of ratios which measure capital against total assets, as well as against total assets that are weighted based on defined risk characteristics. The Company's goal is to maintain a strong capital position, consistent with the risk profile of its banking operations. This strong capital position serves to support growth and expansion activities while at the same time exceeding regulatory standards. At December 31, 2024, the Bank met the regulatory definition of a "well-capitalized" institution, i.e. a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 8%, Tier 1 common equity exceeding 6.5%, and a total risk-based capital ratio exceeding 10%.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The buffer is separate from the capital ratios required under the Prompt Corrective Action ("PCA") standards. In order to avoid these restrictions, the capital conservation buffer effectively increases the minimum levels of the following capital to risk-weighted assets ratios: (1) Core Capital, (2) Total Capital and (3) Common Equity. The capital conservation buffer requirement is now fully implemented at 2.5% of risk-weighted assets. At December 31, 2024, the Bank exceeded all regulatory required minimum capital ratios, including the capital buffer requirements.

NOTE 20: REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).

As of December 31, 2024, the Bank's most recent notification from the FDIC categorized the Bank as "well-capitalized", under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized", the Bank must maintain total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the tables below. There are no conditions or events since that notification that management believes have changed the Bank's category.

As noted above, the regulations also impose a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The buffer is separate from the capital ratios required under the Prompt Corrective Action ("PCA") standards and imposes restrictions on dividend distributions and discretionary bonuses if the buffer is not met. In order to avoid these restrictions, the capital conservation buffer effectively increases the minimum levels of the following capital to risk-weighted assets ratios: (1) Core Capital, (2) Total Capital and (3) Common Equity. At December 31, 2024, the Bank exceeded all regulatory required minimum capital ratios, including the capital buffer requirements.

The Bank's actual capital amounts and ratios as of December 31, 2024 and 2023 are presented in the following table.

(Dollars in thousands)	Actual Amount	Actual Ratio	Minimum For Capital Adequacy Purposes Amount	Minimum For Capital Adequacy Purposes Ratio	Minimum To Be "Well-Capitalized" Under Prompt Corrective Provisions Amount	Minimum To Be "Well-Capitalized" Under Prompt Corrective Provisions Ratio	Minimum for Capital Adequacy With Buffer Amount	Minimum for Capital Adequacy With Buffer Ratio
As of December 31, 2024:								
Total Core Capital (to Risk-Weighted Assets)	$ 151,758	14.65%	$ 82,845	8.00%	$ 103,556	10.00%	$ 108,733	10.50%
Tier 1 Capital (to Risk-Weighted Assets)	$ 138,751	13.40%	$ 62,133	6.00%	$ 82,845	8.00%	$ 88,022	8.50%
Tier 1 Common Equity (to Risk-Weighted Assets)	$ 138,751	13.40%	$ 46,600	4.50%	$ 67,311	6.50%	$ 72,489	7.00%
Tier 1 Capital (to Assets)	$ 138,751	9.67%	$ 57,398	4.00%	$ 71,747	5.00%	$ 71,747	5.00%
As of December 31, 2023:								
Total Core Capital (to Risk-Weighted Assets)	$ 155,922	15.05%	$ 82,860	8.00%	$ 103,575	10.00%	$ 108,753	10.50%
Tier 1 Capital (to Risk-Weighted Assets)	$ 142,927	13.80%	$ 62,145	6.00%	$ 82,860	8.00%	$ 88,038	8.50%
Tier 1 Common Equity (to Risk-Weighted Assets)	$ 142,927	13.80%	$ 46,609	4.50%	$ 67,324	6.50%	$ 72,502	7.00%
Tier 1 Capital (to Assets)	$ 142,927	10.11%	$ 56,548	4.00%	$ 70,685	5.00%	$ 70,685	5.00%

The Company's goal is to maintain a strong capital position, consistent with the risk profile of its subsidiary bank that supports growth and expansion activities while at the same time exceeding regulatory standards. At December 31, 2024, the Bank exceeded all regulatory required minimum capital ratios and met the regulatory definition of a "well-capitalized" institution, i.e. a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6% and a total risk-based capital ratio exceeding 10%.

NOTE 21: INTEREST RATE DERIVATIVES

The Company is exposed to certain risks from both its business operations and changes in economic conditions. As part of managing interest rate risk, the Company enters into standardized interest rate derivative contracts (designated as hedging agreements) to modify the repricing characteristics of certain portions of the Company's portfolios of earning assets and interest-bearing liabilities. The Company designates interest rate hedging agreements utilized in the management of interest rate risk as either fair value hedges or cash flow hedges. Interest rate hedging agreements are generally entered into with counterparties that meet established credit standards and the agreements contain master netting, collateral and/or settlement and escrow provisions protecting the at-risk party. Based on adherence to the Company's credit standards and the presence of the netting, collateral or settlement provisions, the Company believes that the credit risk inherent in these contracts was not material at December 31, 2024. Interest rate hedging agreements are recorded at fair value as other assets or liabilities. The Company had no material derivative contracts not designated as hedging agreements at December 31, 2024 or December 31, 2023.

As a result of interest rate fluctuations, fixed-rate assets and liabilities will appreciate or depreciate in fair value. When effectively hedged, this appreciation or depreciation will generally be offset by changes in the fair value of derivative instruments that are linked to the hedged assets and liabilities. This strategy is referred to as a fair value hedge. In a fair value hedge, the fair value of the derivative (the interest rate hedging agreement) and changes in the fair value of the hedged item are recorded in the Company's Consolidated Statements of Condition with the corresponding gain or loss recognized in current earnings. The difference between changes in the fair value of the interest rate hedging agreements and the hedged items represents hedge ineffectiveness and is recorded as an adjustment to the interest income or interest expense of the respective hedged item in the current period.

Cash flows related to floating rate assets and liabilities will fluctuate with changes in underlying rate indices. When effectively hedged, the increases or decreases in cash flows related to the floating-rate asset or liability will generally be offset by changes in cash flows of the derivative instruments designated as a hedge. This strategy is referred to as a cash flow hedge. In a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the derivative's gain or loss on cash flow hedges is recorded as an adjustment to the interest income or interest expense of the respective hedged item in the current period.

Among the array of interest rate hedging contracts, potentially available to the Company, are interest rate swap and interest rate cap (or floor) contracts. The Company uses interest rate swaps, cap or floor contracts as part of its interest rate risk management strategies. Interest rate swaps involve the receipt of variable (or fixed) amounts from a counterparty in exchange for the Company making fixed (or variable) payments over the life of the agreements without the exchange of the underlying notional amount. An interest rate cap is a type of interest rate derivative in which the buyer receives payments at the end of each contractual period in which the index interest rate exceeds the contractually agreed upon strike price rate. The purchaser of a cap contract will continue to benefit from any rise in interest rates above the strike price. Similarly, an interest rate floor is a derivative contract in which the buyer receives payments at the end of each period in which the interest rate is below the agreed strike price. The purchaser of a floor contract will continue to benefit from any rise in interest rates above the strike price.

The Company records various hedges in the Consolidated Statement of Condition at fair value. The Company's accounting treatment for these derivative instruments is based on the instruments' hedge designation determined at the inception of each derivative instrument's contractual term. The following tables show the Company's outstanding fair value hedges at December 31, 2024 and December 31, 2023:

(In thousands)	Hedge-Adjusted Carrying Amount of the Hedged Assets at December 31, 2024		Cumulative Amount of Fair Value Hedging Adjustment Subtracted from Carrying Amount of the Hedged Assets at December 31, 2024		Hedge-Adjusted Carrying Amount of the Hedged Assets at December 31, 2023		Cumulative Amount of Fair Value Hedging Adjustment Subtracted from Carrying Amount of the Hedged Assets at December 31, 2023	
Line item on the balance sheet in which the hedged item is included:								
Available-for-sale securities [(1)]	$	76,303	$	3,199	$	95,887	$	3,113
Loans receivable [(2)]	$	133,765	$	2,887	$	156,836	$	620

[(3)] The $76.3 million net carrying amount of hedged assets represents the hedge-adjusted amortized cost basis of individually evaluated municipal and GSE-backed securities designated as the underlying assets for the hedging relationships. The notional amount of the designated hedges were $73.9 million and $89.1 million at December 31, 2024 and December 31, 2023, respectively. The fair value of the derivatives (an unrealized gain, receivable from derivative counterparties) recorded in other assets resulted in a net asset position of $3.2 million and $3.1 million at December 31, 2024 and December 31, 2023, respectively. The Company's participation in fair value hedging transactions increased investment security interest income by $2.1 million and $2.1 million in the twelve month periods ended December 31, 2024 and December 31, 2023, respectively.

[(4)] The $136.7 million net carrying amount of hedged assets represents the hedge-adjusted amortized cost of a designated pool of residential mortgages and the aggregate hedge-adjusted amortized cost of four specified purchased consumer loan pools. These pools of loans were designated as the underlying assets for the hedging relationships in which the hedged underlying asset's notional amounts were the amortized cost projected to be remaining at the end of the contractual term of the hedging instruments. The amount of the designated hedged items were $128.9 million and $141.0 million at December 31, 2024 and December 31, 2023, respectively. At December 31, 2024, the fair value of the derivatives recorded in other assets (an unrealized loss, payable to derivative counterparties) resulted in a net asset position of $2.9 million, recorded by the Company as a component of other assets. The Company's participation in fair value hedging transactions increased interest income by $2.3 million and $2.3 million, for the twelve month periods ended December 31, 2024 and December 31, 2023, respectively. Details of the two loan hedging strategies, in place at December 31, 2024 are presented below:

    a. On April 7, 2023 the Bank entered into an amortizing swap transaction with an initial notional amount of $100.0 million whereby the Bank will receive the 3-month SOFR rate monthly, based on the notional amount of the swap contract at the beginning of each month until the swap transaction expires in 2035. The notional amount of the swap declines monthly according to a predetermined amortization schedule and was $78.9 million at December 31, 2024. The Bank will pay a fixed rate of 3.208% to the contract's counterparty throughout the life of the contract based on each month's beginning notional balance. The fair value of this swap contract was $2.7 million at December 31, 2024.

b. On December 7, 2023, the Bank entered into five fixed-pay interest rate swap contracts with a total notional amount of $50.0 million, whereby the Bank will receive the 3-month rate SOFR monthly until the respective maturity dates of the contracts. The contracts expire in annual increments on December 1 of 2025 ($5.0 million, fixed rate of 4.463%), 2026 ($5.0 million, fixed rate of 4.136%), 2027 ($10.0 million, fixed rate of 3.973%), 2028 ($15.0 million, fixed rate of 3.887%), and 2029 ($15.0 million, fixed rate of 3.845%). The fair value of these swap contracts in aggregate was $209,000 at December 31, 2024.

The following table shows the pre-tax position of the Company's derivatives designated as cash flow hedges in OCI at December 31:

(In thousands)	December 31, 2024	December 31, 2023
Cash flow hedges:		
Fair market value adjustment interest rate swap	$ -	$ 45
Total gain in comprehensive income	$ -	$ 45

On April 17, 2024 the Bank elected to settle its previously established cash flow hedges designated against $40.0 million of floating-rate liabilities. This election was made in response to planned reductions in the Bank's future levels of floating rate brokered certificates of deposit. Due to increases in interest rates since the inception dates of the cash flow hedges, the Bank realized a cash basis gain of $766,000 on that date, recorded for financial statement purposes, as a deferred gain in other assets. $458,000 of this gain will be recognized, as a reduction of interest expense, in substantially equal monthly installments through April 30, 2026 and $308,000 of this gain will be recognized, as a reduction in interest expense, in substantially equal monthly installments through April 30, 2027, which were the respective original maturity dates of the settled hedging contracts.

The Company manages its potential credit exposure on interest rate swap transactions by entering into bilateral credit support agreements with each contractual counterparty. These agreements require collateralization of credit exposures beyond specified minimum threshold amounts. Interest rate hedging agreements are entered into with counterparties that meet the Company's established credit standards and the agreements contain master netting, collateral and/or settlement provisions protecting the at-risk party. Based on adherence to the Company's credit standards and the presence of the netting, collateral or settlement provisions, the Company believes that the credit risk inherent in these contracts was not material at December 31, 2024.

NOTE 22: FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements,* specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value drivers are unobservable.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs, minimize the use of unobservable inputs, to the extent possible, and considers counterparty credit risk in its assessment of fair value.

The Company used the following methods and significant assumptions to estimate fair value:

Investment securities: The fair values of securities available-for-sale are obtained from an independent third party and are based on quoted prices on nationally recognized securities exchanges where available (Level 1). If quoted prices are not available, fair values are measured by utilizing matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2). Management made no adjustment to the fair value quotes that were received from the independent third party pricing service. Level 3 securities are assets whose fair value cannot be determined by using observable measures, such as market prices or pricing models. Level 3 assets are typically very illiquid, and fair values can only be calculated using estimates or risk-adjusted value ranges. Management applies known factors, such as currently applicable discount rates, to the valuation of those investments in order to determine fair value at the reporting date.

Within the AFS portfolio, the Bank holds two corporate investment securities with an aggregate amortized historical cost of $4.0 million and an aggregate fair market value of $4.2 million as of December 31, 2024. The securities had a valuation that is determined using published net asset values (NAV) derived by an analysis of the security's underlying assets. The securities are comprised primarily of broadly-diversified real estate loans and are traded in secondary markets on an infrequent basis. While these securities are redeemable through tender offers made by their respective issuers, the liquidation value of the securities may be below their stated NAVs and also subject to restrictions as to the amount of securities that can be redeemed at any single scheduled redemption. The Company anticipates that these securities will be redeemed by their respective issuers on indeterminate future dates as a consequence of the ultimate liquidation strategies employed by the management of these investments.

The Company also holds two limited partnership investments managed by an unrelated third party with an aggregate fair market value of $4.1 million. The investments are funds comprised of marketable equity securities, primarily focused on community banks and financial technology companies. These investments are recorded at fair value at the end of each reporting period using Level 1 valuation techniques. Unrealized changes in the fair value of these investments are recorded as components of periodic net income in the period in which the changes occur.

Interest rate derivatives: The fair value of the interest rate derivatives, characterized as either fair value or cash flow hedges, are calculated based on a discounted cash flow model. All future floating rate cash flows are projected and both floating rate and fixed rate cash flows are discounted to the valuation date. The benchmark interest rate curve utilized for projecting cash flows and applying appropriate discount rates is built by obtaining publicly available third party market quotes for various swap maturity terms.

Individually evaluated loans: Individually evaluated loans are those loans in which the Company has measured potential credit impairment based on the fair value of the loan's collateral or the discounted value of expected future cash flows. Fair value is generally determined based upon market value evaluations by third parties of the properties and/or estimates by management of working capital collateral or discounted cash flows based upon expected proceeds. These appraisals may include up to three approaches to value: the sales comparison approach, the income approach (for income-producing property), and the cost approach. Management modifies the appraised values, if needed, to take into account recent developments in the market or other factors, such as, changes in absorption rates or market conditions from the time of valuation and anticipated sales values considering management's plans for disposition. Such modifications to the appraised values could result in lower valuations of such collateral. Estimated costs to sell are based on current amounts of disposal costs for similar assets. These measurements are classified as Level 3 within the valuation hierarchy. Individually evaluated loans are subject to nonrecurring fair value adjustments upon initial recognition or subsequent impairment. A portion of the allowance for credit losses is allocated to individually evaluated loans if the value of such loans is deemed to be less than the unpaid balance.

The following tables summarize assets measured at fair value on a recurring basis as of December 31, segregated by the level of valuation inputs within the hierarchy utilized to measure fair value:

(In thousands)		Level 1		Level 2		Level 3		Total Fair Value
Available-for-Sale Portfolio								
Debt investment securities:								
US Treasury, agencies and GSEs	$	-	$	70,425	$	-	$	70,425
State and political subdivisions		-		33,322		-		33,322
Corporate		-		6,636		-		6,636
Asset backed securities		-		18,487		-		18,487
Residential mortgage-backed - US agency		-		39,171		-		39,171
Collateralized mortgage obligations - US agency		-		13,530		-		13,530
Collateralized mortgage obligations - Private label		-		83,309		-		83,309
Total				264,880				264,880
Equity investment securities:								
Common stock - financial services industry		206		-		-		206
Other Securities:								
Corporate issuances measured at NAV		-		-		-		4,245
Total available-for-sale securities	$	206	$	264,880	$	-	$	269,331
Marketable equity securities measured at NAV	$	-	$	-	$	-	$	4,076
Interest rate swap derivative fair value hedges (unrealized gain carried as receivable from derivative counterparties)	$	-	$	6,086	$	-	$	6,086

December 31, 2024

	December 31, 2023			
(In thousands)	Level 1	Level 2	Level 3	Total Fair Value
Available-for-Sale Portfolio				
Debt investment securities:				
US Treasury, agencies and GSEs	$ -	$ 80,083	$ -	$ 80,083
State and political subdivisions	-	32,924	-	32,924
Corporate	-	6,576	-	6,576
Asset backed securities	-	19,892	-	19,892
Residential mortgage-backed - US agency	-	24,418	-	24,418
Collateralized mortgage obligations - US agency	-	12,179	-	12,179
Collateralized mortgage obligations - Private label	-	78,095	-	78,095
Total	-	254,167	-	254,167
Equity investment securities:				
Common stock - financial services industry	206	-	-	206
Other Securities:				
Corporate issuances measured at NAV	-	-	-	4,343
Total available-for-sale securities	$ 206	$ 254,167	$ -	$ 258,716
Marketable equity securities measured at NAV	$ -	$ -	$ -	$ 3,206
Interest rate swap derivative fair value hedges (unrealized gain carried as receivable from derivative counterparties)	$ -	$ 5,160	$ -	$ 5,160
Interest rate swap derivative cash flow hedges (unrealized gain carried as receivable from derivative counterparties)	$ -	$ 45	$ -	$ 45

The following tables summarize assets measured at fair value on a nonrecurring basis as of December 31, segregated by the level of valuation inputs within the hierarchy utilized to measure fair value:

	December 31, 2024			
(In thousands)	Level 1	Level 2	Level 3	Total Fair Value
Individually evaluated loans	$ -	$ -	$ 13,020	$ 13,020
Foreclosed real estate	-	-	-	-

	December 31, 2023			
(In thousands)	Level 1	Level 2	Level 3	Total Fair Value
Individually evaluated loans	$ -	$ -	$ 9,722	$ 9,722
Foreclosed real estate	-	-	151	151

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which Level 3 inputs were used to determine fair value.

	Quantitative Information about Level 3 Fair Value Measurements		
	Valuation Techniques	Unobservable Input	Range (Weighted Avg.)
At December 31, 2024			
Individually evaluated loans	Appraisal of collateral	Discounted Cash Flow	12% - 70% (30%)
Foreclosed real estate	Appraisal of collateral	Costs to Sell	21% - 24% (22%)

	Quantitative Information about Level 3 Fair Value Measurements		
	Valuation Techniques	Unobservable Input	Range (Weighted Avg.)
At December 31, 2023			
Individually evaluated loans	Appraisal of collateral	Discounted Cash Flow	10% - 75% (21%)
Foreclosed real estate	Appraisal of collateral	Costs to Sell	21% - 24% (22%)

Required disclosures include fair value information of financial instruments, whether or not recognized in the consolidated statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. The Company performs due diligence procedures over third-party pricing service providers in order to support their use in the valuation process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective period-ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period-end.

FASB ASC Topic 820, *Fair Value Measurements,* the financial assets and liabilities were valued at a price that represents the Company's exit price or the price at which these instruments would be sold or transferred.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The Company, in estimating its fair value disclosures for financial instruments, used the following methods and assumptions:

Cash and cash equivalents – The carrying amounts of these assets approximate their fair value and are classified as Level 1.

Federal Home Loan Bank stock – The carrying amount of these assets approximates their fair value and are classified as Level 2.

Net loans – For variable-rate loans that re-price frequently, fair value is based on carrying amounts. The fair value of other loans (for example, fixed-rate commercial real estate loans, mortgage loans, and commercial and industrial loans) is estimated using discounted cash flow analysis, based on interest rates currently being offered in the market for loans with similar terms to borrowers of similar credit quality. Loan value estimates include judgments based on expected prepayment rates. The measurement of the fair value of loans, including individually evaluated loans, is classified within Level 3 of the fair value hierarchy.

Accrued interest receivable and payable – The carrying amount of these assets approximates their fair value and are classified as Level 1.

Deposits – The fair values disclosed for demand deposits (e.g., interest-bearing and noninterest-bearing checking, passbook savings and certain types of money management accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts) and are classified within Level 1 of the fair value hierarchy. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates of deposits to a schedule of aggregated expected monthly maturities on time deposits. Measurements of the fair value of time deposits are classified within Level 2 of the fair value hierarchy.

Borrowings – Fixed/variable term structures are valued using a replacement cost of funds approach. These borrowings are discounted to the FHLBNY advance curve. Option structured borrowings' fair values are determined by the FHLB for borrowings that include a call or conversion option. If market pricing is not available from this source, current market indications from the FHLBNY are obtained and the borrowings are discounted to the FHLBNY advance curve less an appropriate spread to adjust for the option. These measurements are classified as Level 2 within the fair value hierarchy.

Subordinated debt – The Company secures quotes from its pricing service based on a discounted cash flow methodology or utilizes observations of recent highly-similar transactions which result in a Level 2 classification.

The carrying amounts and fair values of the Company's financial instruments as of December 31 are presented in the following table:

| (In thousands) | Fair Value Hierarchy | December 31, 2024 | | December 31, 2023 | |
		Carrying Amounts	Estimated Fair Values	Carrying Amounts	Estimated Fair Values
Financial assets:					
Cash and cash equivalents	1	$ 31,572	$ 31,572	$ 48,732	$ 48,732
Investment securities - available-for-sale	2	264,880	264,880	254,167	254,167
Investment securities - available-for-sale	NAV	4,245	4,245	4,343	4,343
Investment securities - marketable securities	NAV	4,076	4,076	3,206	3,206
Investment securities - held-to-maturity	2	158,683	151,023	179,286	168,034
Federal Home Loan Bank stock	2	4,590	4,590	8,748	8,748
Net loans	3	901,743	852,743	881,232	823,052
Accrued interest receivable	1	6,881	6,881	7,286	7,286
Interest rate derivative cash flow hedge receivable	2	-	-	45	45
Interest rate derivative fair value hedges receivable - AFS investments	2	3,199	3,199	3,113	3,113
Interest rate derivative fair value hedges receivable - loans	2	2,887	2,887	2,047	1,477
Financial liabilities:					
Demand Deposits, Savings, NOW and MMDA	1	$ 701,477	$ 701,477	$ 607,301	$ 607,301
Time Deposits	2	503,047	500,638	512,766	517,514
Borrowings	2	88,068	87,707	175,599	174,071
Subordinated debt	2	30,107	25,347	29,914	28,026
Accrued interest payable	1	546	546	2,245	2,245

NOTE 23: PARENT COMPANY – FINANCIAL INFORMATION

The following represents the condensed financial information of Pathfinder Bancorp, Inc. as of and for the years ended December 31:

Statements of Condition		2024		2023
(In thousands)				
Assets				
Cash	$	5,604	$	5,336
Investments, at fair value		4,076		3,206
Investment in bank subsidiary		140,641		138,704
Investment in non-bank subsidiary		155		155
Dividends receivable from bank subsidiary		1,100		-
Assets held-for-sale		-		3,042
Other assets		931		607
Total assets		152,507		151,050
Liabilities and Shareholders' Equity				
Accrued liabilities		917		880
Subordinated debt		30,107		29,914
Shareholders' equity		121,483		120,256
Total liabilities and shareholders' equity	$	152,507	$	151,050

Statements of Income		2024		2023
(In thousands)				
Income				
Dividends from non-bank subsidiary	$	11	$	11
Gain (loss) on marketable securities		197		(255)
Loss on sale of asset held-for-sale		(36)		-
Operating, net		74		192
Total income		246		(52)
Expenses				
Interest		1,966		1,941
Operating, net		584		724
Total expenses		2,550		2,665
Loss before taxes and equity in undistributed net income of subsidiaries		(2,304)		(2,717)
Tax benefit		346		557
Loss before equity in undistributed net income of subsidiaries		(1,958)		(2,160)
Equity in undistributed net income of subsidiaries		5,341		11,453
Net income	$	3,383	$	9,293

Statements of Cash Flows		2024		2023
(In thousands)				
Operating Activities				
Net Income	$	3,383	$	9,293
Adjustments to reconcile net income to net cash flows from operating activities:				
Equity in undistributed net income of subsidiaries		(5,341)		(11,453)
Stock based compensation and ESOP expense		247		462
Amortization of deferred financing from subordinated loan		193		181
(Gain) loss on marketable securities		(197)		255
(Gain) from sale of subsidiary		(1,504)		-
Loss on sale of assets held-for-sale		36		-
Net change in other assets and liabilities		(1)		152
Net cash used in operating activities		(3,184)		(1,110)
Investing Activities				
Purchase of investments		(673)		(1,598)
Proceeds from sale of assets held-for-sale		3,007		-
Proceeds from sale of subsidiary		1,155		-
Purchase of premises and equipment		-		9
Net cash provided by (used in) investing activities		3,489		(1,589)
Financing activities				
Proceeds from exercise of stock options		291		623
Dividends received from subsidiary		2,100		-
Cash dividends paid to common shareholders		(1,841)		(1,684)
Cash dividends paid to non-voting common shareholders		(538)		(497)
Cash dividends paid on warrants		(49)		(45)
Net cash used in financing activities		(37)		(1,603)
Change in cash and cash equivalents		268		(4,302)
Cash and cash equivalents at beginning of year		5,336		9,638
Cash and cash equivalents at end of year	$	5,604	$	5,336

NOTE 24: RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to certain directors, executive officers and their affiliates (collectively referred to as "related parties"). None of the related party loans were classified as nonaccrual, past due, restructured, or potential problem loans at December 31, 2024 or 2023.

The following represents the activity associated with loans to related parties during the years ended December 31:

(In thousands)		2024		2023
Balance at the beginning of the year	$	32,742	$	32,531
Originations and related party additions		1,167		4,360
Principal payments and related party removals		(6,269)		(4,149)
Balance at the end of the year	$	27,640	$	32,742

Deposit accounts of each related party at December 31, 2024 and 2023 were $17.6 million and $20.0 million, respectively.

NOTE 25: BRANCH ACQUISITION

Pathfinder Bank completed the purchase of the East Syracuse branch from Berkshire Bank on July 19, 2024, assuming $186.0 million in associated deposits and acquired $30.6 million in assets including $29.9 million in loans. In addition to the assets acquired, the Company recorded a core deposit intangible ("CDI") valued at $6.3 million, and the valuation of acquired loans resulted in an estimated discount of $1.8 million.

No loans were purchased with evidence of credit deterioration since origination and for which it is probable that all contractually required payments will not be collected and considered to be credit impaired.

Acquisition related expenses of $1.6 million were recorded in the Consolidated Statements of Income. The following table sets forth assets acquired and liabilities assumed in the acquisition of the East Syracuse branch, at their estimated fair values as of the closing date of the transaction:

Data is actual, not in thousands

	Amount Recorded		Fair Value Adjustment			Fair Value Recorded
Consideration:						
Cash received					$	149,843,537
Fair value of assets acquired and liabilities assumed:						
Assets acquired:						
Cash and cash equivalents	$	251,040	$	-	$	251,040
Negative deposits (classified as loans)		28,080		-		28,080
Loans, net		29,908,345		(1,843,429)	(a)	28,064,916
Accrued interest receivable on loans		162,388		-		162,388
Premises and equipment, net		223,676		-		223,676
Core deposit intangible		-		6,271,000	(b)	6,271,000
Right-of-use asset		12,481,680		493,000	(c)	12,974,680
Total assets acquired	$	43,055,209	$	4,920,571	$	47,975,780
Liabilities assumed:						
Deposits	$	185,860,409	$	543,226	(d) $	186,403,635
Accrued interest payable on deposits		149,948		-		149,948
Lease liability		12,481,680		-		12,481,680
Total liabilities assumed	$	198,492,037	$	543,226	$	199,035,263
Net assets acquired and liabilities assumed					$	(151,059,483)
Goodwill					$	1,215,946 (e)

The amount of revenue of the acquired business since the acquisition date, and the proforma results of operations, are not material to the financial statements.

(a) Adjustments to loans will be recognized as an adjustment of yield over their remaining term.
(b) Recording of new intangible asset for the fair value of core deposits, to be amortized on a straight-line basis over a ten year period. The weighted average amortization period is 6.4 years.
(c) The right-of-use asset was initially measured at an amount equal to the lease liability and includes an adjustment for favorable lease terms when compared with market terms.
(d) Adjustments to deposits will be recognized as an adjustment of yield over their remaining term.
(e) Total amount of goodwill that is expected to be deductible for tax purposes.

The estimated fair values of the assets and liabilities, including identifiable intangible assets, are subject to refinement. Subsequent adjustments to the estimated fair values of assets acquired and liabilities assumed, and the resulting goodwill, is allowed for a period of up to one year after the acquisition date for new information that becomes available after the acquisition date.

NOTE 26: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Changes in the components of accumulated other comprehensive income (loss) ("AOCI"), net of tax, for the periods indicated are summarized in the table below.

	For the year ended December 31, 2024			
(In thousands)	Net Unrealized Loss on Retirement Plans	Unrealized Loss on Available-for-Sale Securities	Unrealized Gain on Derivatives and Hedging Activities	Total
Beginning balance	$ (2,073)	$ (7,564)	$ 32	$ (9,605)
Other comprehensive (loss) income before reclassifications	(30)	(85)	363	248
Amounts reclassified from AOCI	112	101	-	213
Ending balance	$ (1,991)	$ (7,548)	$ 395	$ (9,144)

	For the year ended December 31, 2023			
(In thousands)	Net Unrealized Loss on Retirement Plans	Unrealized Loss on Available-for-Sale Securities	Unrealized Gain on Derivatives and Hedging Activities	Total
Beginning balance	$ (2,427)	$ (10,127)	$ 382	$ (12,172)
Other comprehensive income (loss) before reclassifications	190	1,136	(350)	976
Amounts reclassified from AOCI	164	1,427	-	1,591
Ending balance	$ (2,073)	$ (7,564)	$ 32	$ (9,605)

The following table presents the amounts reclassified out of each component of AOCI for the indicated annual period:

		Amount Reclassified from AOCI [1] (Unaudited)	
		For the years ended	
(In thousands)			
Details about AOCI [1] components	Affected Line Item in the Statement of Income	December 31, 2024	December 31, 2023
Retirement plan items			
Retirement plan net losses recognized in plan expenses [2]	Salaries and employee benefits	$ (151)	$ (222)
Tax effect	Provision for income taxes	39	58
	Net Income	$ (112)	$ (164)
Available-for-sale securities			
Realized losses on sale of securities	Net losses on sales and redemptions of investment securities	$ (137)	$ (1,932)
Tax effect	Provision for income taxes	36	505
	Net Income	$ (101)	$ (1,427)

[1] Amounts in parentheses indicates debits in net income.
[2] These items are included in net periodic pension cost. See Note 14 for additional information.

NOTE 27: NONINTEREST INCOME

The Company has included the following table regarding the Company's noninterest income for the years ended December 31, 2024 and 2023:

	For the years ended	
(In thousands)	December 31, 2024	December 31, 2023
Service charges on deposit accounts		
Insufficient funds fees	$ 819	$ 686
Deposit related fees	534	436
ATM fees	83	127
Total service charges on deposit accounts	1,436	1,249
Fee Income		
Insurance agency revenue	1,073	1,304
Investment services revenue	470	454
ATM fees surcharge	242	225
Banking house rents collected	194	207
Total fee income	1,979	2,190
Card income		
Debit card interchange fees	875	616
Merchant card fees	61	60
Total card income	936	676
Mortgage fee income and realized gains on sales of loans and foreclosed real estate		
Loan servicing fees	375	307
Net gains on sales of loans and foreclosed real estate	187	181
Total mortgage fee income and realized gains on sales of loans and foreclosed real estate	562	488
Total	4,913	4,603
Earnings and gains on bank owned life insurance	854	630
Net realized (losses) gains on sales and redemptions of investment securities	(71)	62
Net realized gains (losses) on sales of marketable equity securities	197	(255)
Gain on sale of subsidiary	3,169	-
Loss on sale of premises and equipment	(13)	-
Non-recurring gain on lease renegotiations	245	-
Other miscellaneous income	267	150
Total noninterest income	$ 9,561	$ 5,190

The following is a discussion of key revenues within the scope of ASC 606:

- *Service charges on deposit accounts* – Revenue is earned through insufficient funds fees, customer initiated activities or passage of time for deposit related fees, and ATM service fees. Transaction-based fees are recognized at the time the transaction is executed, which is the same time the Company's performance obligation is satisfied. Account maintenance fees are earned over the course of the month as the monthly maintenance performance obligation to the customer is satisfied.

- *Fee income* – Revenue is earned through commissions on insurance and securities sales, ATM surcharge fees, and banking house rents collected. The Company earns investment advisory fee income by providing investment management services to customers under investment management contracts. As the direction of investment management accounts is provided over time, the performance obligation to investment management customers is satisfied over time, and therefore, revenue is recognized over time.

- *Card income* – Card income consists of interchange fees from consumer debit card networks and other related services. Interchange rates are set by unaffiliated card processing networks. Interchange fees are based on purchase volumes transacted and certain other factors and are recognized as transactions occur.

- *Mortgage fee income and realized gain on sale of loans and foreclosed real estate* – Revenue from mortgage fee income and realized gain on sale of loans and foreclosed real estate is earned through the origination of residential and commercial mortgage loans, sales of one-to-four family residential mortgage loans, sales of government guarantees portions of SBA loans, and sales of foreclosed real estate, and is earned as the individual transactions occur.

NOTE 28: LEASES

The Company has operating and finance leases for certain banking offices and land under noncancelable agreements. Our leases have remaining lease terms that vary from less than one year up to twenty-eight years, some of which include options to extend the leases for various renewal periods. All options to renew are included in the current lease term when it is reasonably certain that the renewal options will be exercised. In July 2024, the Company acquired a finance lease with a fair value of approximately $13.0 million and assumed a finance lease liability of $12.5 million in connection with the acquisition of the East Syracuse Branch from Berkshire Bank.

The components of lease expense are as follows:

		For the years ended		
(In thousands)		December 31, 2024		December 31, 2023
Operating lease cost	$	198	$	219
Finance lease cost		1,019		435

Supplemental cash flow information related to leases was as follows:

		For the years ended		
(In thousands)		December 31, 2024		December 31, 2023
Cash paid for amount included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	182	$	201
Operating cash flows from finance leases		1,019		435
Financing cash flows from finance leases		261		125

Supplemental balance sheet information related to leases was as follows:

		December 31, 2024		December 31, 2023
(In thousands, except lease term and discount rate)				
Operating Leases:				
Operating lease right-of-use assets	$	1,391	$	1,526
Operating lease liabilities		1,591		1,711
Finance Leases:				
Finance lease right-of-use assets	$	16,676	$	4,073
Finance lease liabilities		16,745		4,381
Weighted Average Remaining Lease Term:				
Operating leases		17.08 years		17.22 years
Finance leases		23.16 years		27.35 years
Weighted Average Discount Rate:				
Operating leases		3.90%		3.88%
Finance leases		8.25%		9.40%

As of December 31, maturities of lease liabilities were as follows:

Twelve Months Ending December 31,

(In thousands)		Operating Leases		Finance Leases
2025	$	118	$	356
2026		116		376
2027		122		397
2028		102		418
2029		70		444
Thereafter		1,063		14,754
Total minimum lease payments	$	1,591	$	16,745

The Company owns certain properties that it leases to unaffiliated third parties at market rates. Lease rental income was $194,000 and $206,000 for the years ended December 31, 2024 and 2023, respectively. All rental agreements with lessees are accounted for as operating leases.

NOTE 29: SUBSEQUENT EVENTS

On March 28, 2025, the Company announced that its Board of Directors had declared a cash dividend of $0.10 per common share, and a cash dividend of $0.10 per notional share for the issued Warrant. The dividend will be payable on May 9, 2025 to shareholders of record on April 18, 2025.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A: CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO") (the Company's principal executive officer and principal financial officer), management conducted an evaluation (the "Evaluation") of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. The term "disclosure controls and procedures," under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with the filing of the Annual Report on Form 10-K as of December 31, 2024, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective at December 31, 2024.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

We did not make any changes in internal control over financial reporting during the quarter ended December 31, 2024 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B: OTHER INFORMATION

During the fourth quarter of 2024, none of our directors or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as that term is used in SEC regulations.

ITEM 9C: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

(a)   Information concerning the directors of the Company is incorporated herein by reference to Proposal 1 of the Company's Proxy Statement for the Annual Meeting of Shareholders.

(b)   Information concerning the officers and directors compliance with Section 16(a) of the Securities Exchange Act is incorporated herein by reference to the Company's Proxy Statement for the Annual Meeting of Shareholders under the caption "Delinquent Section 16(a) Reports".

(c)   Information concerning the Company's Code of Ethics is incorporated herein by reference to the Company's Proxy Statement for the Annual Meeting of Shareholders under the caption "Code of Ethics".

(d)   Information concerning the Company's Audit Committee and "financial expert" thereof is incorporated herein by reference to the Company's Proxy Statement for the Annual Meeting of Shareholders under the caption "Audit Committee".

(e)   Set forth below is information concerning the Executive Officers of the Company at December 31, 2024.

Name	Age	Positions Held With the Company
James A. Dowd, CPA	57	President and Chief Executive Officer
Justin K. Bigham, CPA	51	Senior Vice President, Chief Financial Officer
Robert G. Butkowski	49	Senior Vice President, Chief Operating Officer
Joseph P. McManus	43	Senior Vice President, Chief Information Officer
William D. O' Brien	59	Senior Vice President, Chief Risk Officer and Corporate Secretary
Joseph F. Serbun	64	Senior Vice President, Chief Credit Officer
Ronald G. Tascarella	40	Senior Vice President, Chief Lending Officer

ITEM 11: EXECUTIVE COMPENSATION

(a)   Information with respect to management compensation and transactions required under this item is incorporated by reference hereunder in the Company's Proxy Materials for the Annual Meeting of Shareholders under the caption "Compensation Committee".

(b)   Information concerning director compensation is incorporated herein by reference to the Company's Proxy Statement for the Annual Meeting of Shareholders under the caption "Directors Compensation".

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference hereunder in the Company's Proxy Materials for the Annual Meeting of Shareholders under the caption "Voting Securities and Principal Holders Thereof."

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference hereunder in the Company's Proxy Materials for the Annual Meeting of Shareholders under the captions "Independence and Diversity of Directors" and "Transactions with Certain Related Persons".

ITEM 14: PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent registered public accounting firm is Bonadio & Co., LLP, Syracuse, NY, Auditor Firm ID 1884. The information required by this item is incorporated by reference hereunder in the Company's Proxy Materials for the Annual Meeting of Shareholders under the caption "Audit and Related Fees".

PART IV

ITEM 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1)   Financial Statements - The Company's consolidated financial statements, for the years ended December 31, 2023 and 2022, together with the Report of Independent Registered Public Accounting Firm are filed as part of this Form 10-K report. See "Item 8: Financial Statements and Supplementary Data."

(a)(2)   Financial Statement Schedules - All financial statement schedules have been omitted as the required information is inapplicable or has been included in "Item 7: Management Discussion and Analysis."

(b)   Exhibits

2.1   Purchase and Assumption Agreement dated as of March 4, 2024, by and between Berkshire Bank and Pathfinder Bank (Incorporated herein by reference to Exhibit 1.1 to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, file no. 001-36695, filed on March 4, 2024).

3.1   Articles of Incorporation of Pathfinder Bancorp, Inc. (Incorporated herein by reference to Exhibit 3.1 to Pathfinder Bancorp, Inc.'s Registration Statement on Form S-1, file no. 333-196676, originally filed on June 11, 2014)

3.2   Bylaws of Pathfinder Bancorp, Inc. (Incorporated herein by reference to Exhibit 3.2 to Pathfinder Bancorp, Inc.'s Registration Statement on Form S-1, file no. 333-196676, filed on June 11, 2014)

3.3   Articles Supplementary to the Articles of Incorporation of Pathfinder Bancorp, Inc. designating the Company's Series B Convertible Perpetual Preferred Stock, par value $0.01 per share (Incorporated herein by reference to Exhibit 3.1 to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, file no. 001-36695, filed on May 9, 2019)

3.4   Amendment to the Articles Supplementary to the Articles of Incorporation of Pathfinder Bancorp, Inc. designating the Series B Convertible Perpetual Preferred Stock, $0.01 par value per share (Incorporated by reference to Exhibit 3.1 to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, file no. 001-36695, filed on November 17, 2020)

3.5   Articles Supplementary to the Articles of Incorporation of Pathfinder Bancorp, Inc. creating Class A Non-Voting Common Stock, par value $0.01 per share (Incorporated by reference to Exhibit 3.1 to Pathfinder Bancorp Inc.'s Current Report on Form 8-K, file no. 001-36695, filed on June 10, 2021)

4.1   Form of Stock Certificate of Pathfinder Bancorp, Inc. (Incorporated herein by reference to Exhibit 4 to Pathfinder Bancorp, Inc.'s Registration Statement on Form S-1, file no. 333-196676, filed on June 11, 2014)

4.2   Indenture between Pathfinder Bancorp, Inc., a federal corporation, and Wilmington Trust Company, as trustee, dated March 22, 2007 (Incorporated herein by reference to Exhibit 4.1 to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, file no. 001-36695, filed on October 22, 2014)

4.3   Supplemental Indenture between Pathfinder Bancorp, Inc. and Wilmington Trust Company, as trustee, dated October 16, 2014 (Incorporated herein by reference to Exhibit 4.2 to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, file no. 001-36695, filed on October 22, 2014)

4.4   Warrant Agreement, by and between Pathfinder Bancorp, Inc. and Castle Creek Capital Partners VII, L.P., dated May 8, 2019 (Incorporated herein by reference to Exhibit 4.1 to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, file no. 001-36695, filed on May 9, 2019)

4.5   Description of Common Stock (Incorporated herein by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 file no 000-36695, filed on March 23, 2020)

4.6   Indenture, dated as of October 14, 2020, by and between Pathfinder Bancorp, Inc. and UMB Bank, National Association, as trustee (Incorporated herein by reference to Exhibit 4.1 to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, file no. 001-36695, filed on October 15, 2020)

4.7   Form of 5.50% Fixed-to-Floating Rate Subordinated Note due 2030 of Pathfinder Bancorp, Inc. (included in Exhibit 4.6)

10.1   2003 Executive Deferred Compensation Plan (Incorporated herein by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 file no. 000-23601, filed on March 27, 2009)

10.2	2003 Trustee Deferred Fee Plan (Incorporated herein by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 file no. 000-23601, filed on March 27, 2009)
10.5	Executive Supplemental Retirement Plan Agreement between Pathfinder Bank and James A. Dowd effective February 24, 2014 (Incorporated by reference to Exhibit 10.15 to Pathfinder Bancorp, Inc.'s Current Report Form 8-K, file no. 000-23601, filed on February 25, 2014)
10.6	Amended and Restated Declaration of Trust among Pathfinder Bancorp, Inc., a federal corporation, as Sponsor, Wilmington Trust Company, as Delaware and Institutional Trustee, and the administrative trustees of the Pathfinder Statutory Trust II (Incorporated herein by reference to Exhibit 10.1 to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, file no. 001-36695, filed on October 22, 2014)
10.7	Amendment two to the Trustee Deferral Fee Plan (Incorporated by reference to Exhibit 10.17 to Pathfinder Bancorp, Inc.'s Annual Report on Form 10-K, file no. 001-36695, filed on March 18, 2015)
10.8	Amendment one to the Executive Deferral Compensation Plan (Incorporated by reference to Exhibit 10.18 to Pathfinder Bancorp, Inc.'s Annual Report on Form 10-K, file no. 001-36695, filed on March 18, 2015)
10.9	Amendment one to the Supplemental Executive Retirement Plan (Incorporated by reference to Exhibit 10.19 to Pathfinder Bancorp, Inc.'s Annual Report on Form 10-K, file no. 001-36695, filed on March 18, 2015)
10.10	Subordinated Loan Agreement (Incorporated herein by reference to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, file no. 001-36695, filed on October 19, 2015)
10.11	2016 Pathfinder Bancorp, Inc. Equity Incentive Plan (Incorporated by reference to Appendix A to Pathfinder Bancorp, Inc.'s Proxy Statement, file no. 001-36695, filed on March 29, 2016.
10.12	Executive Supplemental Retirement Plan Agreement between Pathfinder Bank and Ronald Tascarella effective February 24, 2014 (Incorporated by reference to Exhibit 10.14 to Pathfinder Bancorp, Inc.'s Annual Report on Form 10-K, file no. 001-36695, filed on March 30, 2018).
10.13	Senior Executive Split Dollar Life Insurance Plan (Incorporated by reference to Exhibit 10.1 to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, filed no. 001-36695, filed on January 7, 2019.
10.14	Employment Agreement between Pathfinder Bank and James A. Dowd (Incorporated by reference to Exhibit 10.1 to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, filed no. 001-36695, filed on September 9, 2024.
10.15	Change in Control Agreement between Pathfinder Bank, Pathfinder Bancorp, Inc. and Justin Bigham (Incorporated by reference to Exhibit 10.2 to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, filed no. 001-36695, filed on September 9, 2024.
10.16	Securities Purchase Agreement, by and between Pathfinder Bancorp, Inc. and the Purchasers Identified on the Signature Pages Thereto, dated May 8, 2019 (Incorporated herein by reference to Exhibit 10.1 to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, file no. 001-36695, filed on May 9, 2019)
10.17	Registration Rights Agreement, by and between Pathfinder Bancorp, Inc. and Castle Creek Capital Partners VII, L.P., dated May 8, 2019 (Incorporated herein by reference to Exhibit 10.2 to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, file no. 001-36695, filed on May 9, 2019)
10.18	Form of Subordinated Note Purchase Agreement, dated as of October 14, 2020, by and between Pathfinder Bancorp, Inc. and the Several Purchasers (Incorporated by reference to Exhibit 10.1 to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, file no. 001-36695, filed on October 15, 2020)
10.19	Form of Registration Rights Agreement, dated as of October 14, 2020, by and between Pathfinder Bancorp, Inc. and the Several Purchasers (Incorporated by reference to Exhibit 10.2 to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, file no. 001-36695, filed on October 15, 2020)

10.20	Exchange Agreement, dated as of November 13, 2020, by and between Pathfinder Bancorp, Inc. and Castle Creek Capital Partners VII, LP. (Incorporated by reference to Exhibit 10.1 to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, file no. 001-36695, filed on November 17, 2020)
10.21	Amendment to the Registration Rights Agreement (Incorporated by reference to Exhibit 10.1 to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, file no. 001-36695, filed on May 8, 2023).
10.22	2024 Pathfinder Bancorp, Inc. Equity Incentive Plan (Incorporated by reference to Appendix A to Pathfinder Bancorp, Inc.'s Proxy Statement, file no. 001-36695, filed on April 22, 2024)
10.23	Retirement and Consulting Agreement between Pathfinder Bank, Pathfinder Bancorp, Inc. and Walter F. Rusnak (Incorporated by reference to Exhibit 10.2 to Pathfinder Bancorp, Inc.'s Current Report on Form 8-K, filed no. 001-36695, filed on May 8, 2024)
14	Code of Ethics (Incorporated by reference to Exhibit 14 to Pathfinder Bancorp, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2003, file no. 000-23601, filed on March 31, 2004)
19	Insider Trading Policy
21	Subsidiaries of Registrant
23	Consent of Bonadio & Co., LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Policy Relating to Recovery of Erroneously Awarded Compensation (Incorporated by reference to Exhibit 97 to Pathfinder Bancorp, Inc.'s Annual Report on Form 8-K, file no. 001-36695, filed on March 22, 2024)
101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Statements of Condition as of December 31, 2024 and 2023, (ii) the Consolidated Statements of Income for the years ended December 31, 2024 and 2023, (iii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2024 and 2023, (iv) the Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2024 and 2023, (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023, and (vi) the Notes to the Consolidated Financial Statements
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

ITEM 16: FORM 10-K SUMMARY

None.

Signatures

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pathfinder Bancorp, Inc.

Date: <u>March 31, 2025</u> By: <u>/s/ James A. Dowd</u>
James A. Dowd
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: <u>/s/ James A. Dowd</u>
James A. Dowd, President and
Chief Executive Officer
(Principal Executive Officer)
Date: <u>March 31, 2025</u>

By: <u>/s/ Justin K. Bigham</u>
Justin K. Bigham, Senior Vice President,
Chief Financial Officer
(Principal Financial and Accounting Officer)
Date: <u>March 31, 2025</u>

By: <u>/s/ Lloyd Stemple</u>
Lloyd Stemple, Director
Date: <u>March 31, 2025</u>

By: <u>/s/ William A. Barclay</u>
William A. Barclay, Director
Date: <u>March 31, 2025</u>

By: <u>/s/ John P. Funiciello</u>
John Funiciello, Director
Date: <u>March 31, 2025</u>

By: <u>/s/ Chris R. Burritt</u>
Chris R. Burritt, Director
Date: <u>March 31, 2025</u>

By: <u>/s/ David A. Ayoub</u>
David A. Ayoub, Director
Date: <u>March 31, 2025</u>

By: <u>/s/ John F. Sharkey</u>
John F. Sharkey, Director
Date: <u>March 31, 2025</u>

By: <u>/s/ Adam C. Gagas</u>
Adam C. Gagas, Director
Date: <u>March 31, 2025</u>

By: <u>/s/ Melanie Littlejohn</u>
Melanie Littlejohn, Director
Date: <u>March 31, 2025</u>

By: <u>/s/ Meghan Crawford-Hamlin</u>
Meghan Crawford-Hamlin, Director
Date: <u>March 31, 2025</u>

By: <u>/s/ Eric Allyn</u>
Eric Allyn, Director
Date: <u>March 31, 2025</u>

By: <u>/s/ Tony Scavuzzo</u>
Tony Scavuzzo, Director
Date: <u>March 31, 2025</u>

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CORPORATE INFORMATION

PATHFINDER BANCORP, INC. BOARD OF DIRECTORS (1)

William A. Barclay, Chairman
Eric Allyn
David A. Ayoub, CPA
Meghan Crawford-Hamlin
James A. Dowd, CPA
John P. Funiciello
Adam Gagas
Melanie Littlejohn
Tony Scavuzzo, CFA
John F. Sharkey, III
Lloyd "Buddy" Stemple

PATHFINDER EXECUTIVE OFFICERS

James A. Dowd, CPA
President and Chief Executive Officer

Justin K. Bigham, CPA
Senior Vice President,
Chief Financial Officer

Robert G. Butkowski
Senior Vice President,
Chief Operating Officer

Joseph P. McManus
Senior Vice President,
Chief Information Officer

William D. O'Brien
Senior Vice President,
Chief Risk Officer,
Corporate Secretary

Joseph F. Serbun
Senior Vice President,
Chief Credit Officer

Ronald G. Tascarella
Senior Vice President,
Chief Lending Officer

PATHFINDER OFFICERS

Regina E. Bass
First Vice President,
Corporate Controller

Cassandra M. Gehrig
First Vice President, Brand,
Marketing, & Communications

Lisa A. Kimball
First Vice President,
Audit Manager

Stephanie A. Magrisi
First Vice President,
Corporate Asset/Liability Manager

Mary S. McConkey
First Vice President,
Electronic Commerce Manager

April L. Phillips
First Vice President,
Operations Manager

Paloma Sarkar
First Vice President,
Enterprise Risk Manager

Beth K. Alfieri
Vice President,
Senior Commercial Lender

John M. Andrews
Vice President,
Treasury Management Officer

Tiffany A. Barrett
Vice President,
Project Management Office Director

Sarah J. Bixler
Vice President,
Senior Branch Analyst

William F. Bower
Vice President,
Business Banking Team Leader

Jessica L. Cavallaro
Vice President,
Fraud and Security Officer

Theresa L. Colburn
Vice President,
Compliance/BSA Officer/OFAC

Joleen M. DiBartolo
Vice President,
Residential Mortgage Team Leader

Sydney F. DiPierro
Vice President,
Lending Quality Control Manager

William "Wink" Doolittle
Vice President, Special Assets Officer

Ben J. Driscoll
Vice President,
Computer Operations Manager

Shari L. Gordon
Vice President,
Information Security Officer

Allison X. Ha
Vice President,
Senior Commercial Lender

Karri L. Hibbert
Vice President, Facilities Manager

Joseph Pedrotti
Vice President,
Senior Commercial Lender

Reyne J. Pierce
Vice President,
Residential Mortgage Lender

Tina M. Sawyer
Vice President,
Digital Banking Manager

Heather L. Vashaw
Vice President, Human Resources

James Wright
Vice President,
Senior Commercial Lender

Jennifer L. Wright
Vice President,
Business Deposit Manager

Samantha Bennett
Assistant Vice President,
Contact Center Manager

Joy E. Campbell
Assistant Vice President,
Process Improvement Manager

Alexis Cook
Assistant Vice President,
Senior Operations Analyst

Tonya Crisafulli
Assistant Vice President,
Executive Assistant

Brandon J. Fink
Assistant Vice President,
Lending System Administrator

Anthony Gentile
Assistant Vice President,
Internal Audit

Ryan Herr
Assistant Vice President,
SEC Reporting Manager

Matthew J. Hughes
Assistant Vice President,
Commercial Lender

Natalie Metz
Assistant Vice President,
Senior Managerial Accountant

Heather Mulhall
Assistant Vice President,
Business Banking Officer

Michelle L. Nelson
Assistant Vice President,
ACH Operations Manager

Jessica Ortiz
Assistant Vice President,
Senior Compliance Analyst,
Fair Lending/Community
Reinvestment Act Officer

Olivia Peel
Assistant Vice President,
Business Banking Officer

Kaitlyn Ripley
Assistant Vice President,
Loss Mitigation Manager

BANKING OFFICERS

Kailey Calvarese
Credit Manager

Daniel Capella
Residential Mortgage Lender

Gregorio Jimenez
Residential Mortgage Lender

Ryan Kohutanich
Business Banking Officer

Melissa Myers
Loan Operations Supervisor

Matthew Prell
Residential Mortgage Lender

PATHFINDER BRANCH MANAGERS

Randall A. Barnard
Assistant Vice President

James F. Bligh
Assistant Vice President

David D. Cavallaro
Assistant Vice President

Kimberly Ciarpelli
Vice President

Jennifer R. Kaljeskie
Assistant Vice President

Colleen A. McCraith
Assistant Vice President

Craig J. Nessel
Assistant Vice President

Ruth E. Scheppard
Assistant Vice President

Amy J. Shaw
Assistant Vice President

ANNUAL MEETING

June 5, 2025, 10:00 AM
Lake Ontario Conference and
Events Center
25 East First Street
Oswego, NY 13126

CORPORATE HEADQUARTERS

214 West First Street
Oswego, NY 13126
(315) 343-0057

STOCK LISTING

The NASDAQ Capital Market
Symbol: PBHC Listing: PathBcp

SPECIAL COUNSEL

Luse Gorman, PC
5335 Wisconsin Avenue N.W.
Suite 780
Washington, D.C. 20015

INDEPENDENT AUDITORS

Bonadio & Co., LLP
432 North Franklin Street, Suite 60
Syracuse, NY 13204

TRANSFER AGENT

Computershare
480 Washington Blvd, 29th Floor
Jersey City, NJ 07310

INVESTOR RELATIONS

James A. Dowd
President and Chief Executive Officer

Justin K. Bigham
Senior Vice President,
Chief Financial Officer

GENERAL INQUIRIES AND REPORTS

A copy of the Bank's 2024 Annual
Report to the Securities and
Exchange Commission, Form 10-K,
may be obtained without charge by
written request of shareholders to:

William O'Brien
Senior Vice President,
Chief Risk Officer,
Corporate Secretary
Pathfinder Bank
214 West First Street
Oswego, NY 13126

A copy of this Annual Report on
Form 10K and our 2024 Annual Proxy
Statement, is available free of charge
at: www.investorvote.com/PBHC

The public may read and copy any
materials the Company files with the
SEC at the SEC's Public Reference
Room at 450 Fifth Street, N.W.,
Washington, D.C. 20549. The public
may obtain information on the
operation of the Public Reference
Room by calling the SEC at 1-800-
SEC-0330. The Company's filings
are also available electronically free
of charge at the SEC website: http://
www.sec.gov and at the Company's
website: https://ir.pathfinderbank.com/

FDIC DISCLAIMER

This Annual Report has not been
reviewed or confirmed for accuracy
or relevance by the FDIC.

(1) Information concerning the
principal occupation of the Directors
is available in the Company's Proxy
Statement



MAIN OFFICE
214 West First Street
Oswego
(315) 343-0057

PLAZA OFFICE
291 State Route 104 East
Oswego
(315) 343-4483

CENTRAL SQUARE OFFICE
3025 East Avenue
Central Square
(315) 676-2265

FULTON OFFICE
5 West First Street South
Fulton
(315) 592-9545

LACONA OFFICE
1897 Harwood Drive
Lacona
(315) 387-3437

MEXICO OFFICE
3361 Main Street
Mexico
(315) 963-7248

DOWNTOWN DRIVE-THRU
34 East Bridge Street
Oswego
(315) 343-2577

CICERO OFFICE
6194 State Route 31
Cicero
(315) 752-0033

SYRACUSE OFFICE
109 West Fayette Street
Syracuse
(315) 207- 8020

UTICA LOAN OFFICE
258 Genesee Street
Utica
(315) 343-0057

CLAY OFFICE
3775 Route 31
Liverpool
(315) 593-4400

SOUTHWEST CORRIDOR OFFICE
506 West Onondaga Street
Syracuse
(315) 413-7714

EAST SYRACUSE OFFICE
6611 Manlius Center Road
East Syracuse
(315) 437-1850



Lacona
Oswego (3)
Mexico
Fulton
OSWEGO COUNTY
Central Square
Clay
Cicero
Syracuse (2)
East Syracuse
ONONDAGA COUNTY
PBHC Branches (12)
PBHC Headquarters

pathfinderbank.com